Exhibit 2.1

EQUITY PURCHASE AGREEMENT

by and among

BAXTER INTERNATIONAL INC.,

SPRUCE BIDCO I INC.,

SPRUCE BIDCO II INC.,

SPRUCE BIDCO I LIMITED

and

CP SPRUCE HOLDINGS, S.C.Sp

Dated as of August 12, 2024

i

ANNEXES/EXHIBITS

Annex A:	Closing Steps
Annex B:	Buyer Knowledge Persons

Exhibit A:	Definitions
Exhibit B:	Manufacturing and Supply Agreement
Exhibit C:	Transition Services Agreement
Exhibit D:	Intellectual Property Agreement
Exhibit E:	Distribution Agreement Term Sheet
Exhibit F:	Long Term Master Services Agreement Term Sheet
Exhibit G:	Form of Business Transfer Agreement
Exhibit H-1:	Instrument of Assignment
Exhibit H-2:	Share Transfer Form
Exhibit H-3:	Deed of Transfer
Exhibit H-4:	Swiss Transfer Form
Exhibit H-5:	Jersey Stock Transfer Form
Exhibit I:	Illustrative Reference Balance Sheet
Exhibit J:	Accounting Principles
Exhibit K:	Form of Share Transfer Agreement
Exhibit L: Exhibit M:	Mountain Home Framework Manufacturing and Supply Agreement Supplemental and Ancillary Agreement Pre-Closing Principles

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (including the exhibits and schedules hereto, each as amended or restated from time to time, this “Agreement”), dated as of August 12, 2024 (the “Execution Date”), is made by and among Spruce Bidco I, Inc., a Delaware corporation (“US Bidco I”), Spruce Bidco II, Inc., a Delaware corporation (“US Bidco II”), Spruce Bidco I Limited, an Irish corporation (“Irish Bidco”), and CP Spruce Holdings, S.C.Sp, a Luxembourg special limited partnership (société en commandite spéciale) having its registered office at 2 avenue Charles de Gaulle, L-1653 Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B288011, represented by its managing general partner (associé commandité gérant) CP VIII Spruce GP S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) having its registered office at 2 avenue Charles de Gaulle, L-1653 Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B287936 (“Lux Bidco”), and Baxter International Inc., a Delaware corporation (“Seller” or “BII”). Buyer and Seller are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Except as otherwise indicated herein, capitalized terms used but not defined herein shall have the meanings set forth in Exhibit A.

RECITALS

WHEREAS, Vantive Health LLC, a Delaware limited liability company (the “KidneyCo”), Vantive Mexico LLC, a Delaware limited liability company (the “US-Mexico Holdco”), Gambro Renal Products, Inc., a Delaware corporation (the “Gambro Subsidiary”), RTS Worldwide Holdings Inc., a Delaware corporation (the “RTS Holdco” and, together with KidneyCo, the US-Mexico Holdco and the Gambro Subsidiary, the “US Corps”), Vantive Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (the “Dutch Holdco”), Vantive Health GmbH, a Swiss limited liability company (the “Swiss Holdco”), and the “Jersey NewCo” contemplated by Section 1.1(a) of the Seller Disclosure Letter (the “Jersey Newco” and, together with the Dutch Holdco and the Swiss Holdco, the “Non-US Entities” and together with the US Corps, and subject to any changes contemplated by Section 1.1 of this Agreement, the “Companies,” and each, a “Company”), and each of their Subsidiaries (including the Transferred Subsidiaries and the Deferred Market Entities and together with the Companies, the “Vantive Group Entities”), together with Seller and certain of its other Subsidiaries, are engaged in the Business;

WHEREAS, on the terms and subject to the conditions set forth herein, prior to or as of the Closing, Seller and certain of its Subsidiaries will take (or have already taken, as applicable) the steps set forth in Section 1.1(a) of the Seller Disclosure Letter, including (a) the transfer of the applicable Excluded Assets by the Vantive Group Entities to Seller or certain of its Subsidiaries (other than the Vantive Group Entities) and the assumption of the Excluded Liabilities by Seller or certain of its Subsidiaries (other than the Vantive Group Entities) and (b) the transfer of certain Transferred Assets by Seller or certain of its Subsidiaries to the applicable Vantive Group Entity and the assumption of the Assumed Liabilities by the applicable Vantive Group Entity (other than the Transferred Assets and Assumed Liabilities in each of the jurisdictions listed on Section 1.1(b) of the Seller Disclosure Letter (each, a “Deferred Vantive Local Business”)) (collectively, the “Pre-Closing Reorganization”);

WHEREAS, Seller directly or indirectly owns all of the issued and outstanding equity securities of all of the US Corps (the “US Interests”) and the Non-US Entities (the “Non-US Interests” and, together with the US Interests, and subject to any changes contemplated by Section 1.1 of this Agreement, the “Interests”);

WHEREAS, BII desires to sell, or cause its applicable Subsidiary to sell, to Buyer, and Buyer desires to purchase from BII or its applicable Subsidiary, the US Interests and the Non-US Interests, in each case upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Seller desires for it and its Subsidiaries to sell to Buyer, and Buyer desires to purchase from Seller and its applicable Subsidiaries, the Deferred Vantive Local Businesses (whether by Buyer or its designee directly acquiring (a) the Transferred Assets and Assumed Liabilities of the applicable Deferred Vantive Local Business or (b) the equity interests of a Deferred Market Entity formed by Seller or its Subsidiaries for purposes of transferring the applicable Deferred Vantive Local Business), in each case, upon the terms and subject to the conditions set forth in this Agreement and the executed Business Transfer Agreements and/or Share Transfer Agreements, as applicable;

WHEREAS, in connection with the Transactions, at the Closing, certain of the Parties and/or their applicable Subsidiaries will enter into a manufacturing and supply agreement substantially in the form attached hereto as Exhibit B (the “Supply Agreement”);

WHEREAS, in connection with the Transactions, at the Closing, certain of the Parties and/or their applicable Subsidiaries will enter into (a) a transition services agreement substantially in the form attached hereto as Exhibit C (the “Transition Services Agreement”), (b) an intellectual property agreement substantially in the form attached hereto as Exhibit D (the “Intellectual Property Agreement”), (c) a distribution agreement to be entered into based upon the terms and subject to the conditions set forth in the Distribution Agreement Term Sheet attached hereto as Exhibit E (the “Distribution Agreement Term Sheet”) and (d) a long term master services agreement to be entered into based upon the terms and subject to the conditions set forth in the Long Term Master Services Agreement Term Sheet attached hereto as Exhibit F (the “LTMSA Term Sheet”);

WHEREAS, in connection with the Transactions, following the Closing, certain of the Parties and/or their applicable Subsidiaries will enter into certain business transfer agreement(s), substantially in the form attached hereto as Exhibit G (the “Business Transfer Agreement”) and certain share transfer agreement(s), substantially in the form attached hereto as Exhibit K (the “Share Transfer Agreement”), pursuant to which Seller and/or the applicable Subsidiaries of Seller will transfer each Deferred Vantive Local Business to Buyer and/or the applicable Subsidiaries of Buyer, in each case upon the terms and subject to the conditions set forth in the applicable Business Transfer Agreement and/or Share Transfer Agreement; and

WHEREAS, Buyer and Seller desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

PURCHASE AND SALE; CLOSING; CLOSING DELIVERIES

Section 1.1 Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, and in reliance on the representations, warranties and covenants contained herein, (a) at the Closing, Seller agrees to sell, assign, convey, transfer and deliver, or cause its applicable Subsidiary to sell, assign, convey, transfer and deliver, to Buyer, and Buyer agrees to purchase and accept from Seller or its applicable Subsidiary, the US Interests and the Non-US Interests, in each case free and clear of any Liens, other than any Liens solely arising under or relating to applicable securities Laws, any of the Organizational Documents of the US Corps or the Non-US Entities, respectively, or this Agreement, in the order and manner further specified in Annex A to this Agreement (the transfers contemplated by clauses (a) and (b) and Annex A, collectively the “Closing Steps”), and (b) at the applicable Local Closing, Seller shall or shall cause its applicable Subsidiaries to convey, transfer, assign and deliver to Buyer or its designee the applicable Deferred Vantive Local Business, free and clear of all Liens, other than Permitted Liens, in accordance with the terms and conditions set forth herein and in the applicable Business Transfer Agreement and/or Share Transfer Agreement, in the case of the foregoing clauses (a) and (b) collectively, for an aggregate cash amount equal to the Closing Cash Consideration, payable in accordance with Section 1.3 and subject to adjustment pursuant to Section 1.4. The Closing Steps contemplated by Section 1.1(a) shall in each case be made in accordance with Annex A. Buyer shall not make changes to Annex A without Seller’s consent (not to be unreasonably withheld, conditioned or delayed); provided, that Seller may withhold such consent if, in Seller’s reasonable determination after consultation with Buyer, such change would be reasonably likely to (x) result in any non-de minimis cost or Tax or generate any non-de minimis Liability or obligation to Seller or any of its Subsidiaries as of the action taken pursuant to change Annex A or thereafter, including following Closing (but Seller may not withhold such consent if Buyer agrees to fully reimburse Seller or its applicable Subsidiaries or fully indemnify them for, as applicable, any such non-de minimis cost or Tax or any such non-de minimis Liability or obligation), or (y) prevent or materially delay the Closing; provided, further, that Buyer acknowledges and agrees that any change made in accordance with this Section 1.1 that causes any representation and warranty of Seller to be untrue as of the Closing shall not constitute a breach of this Agreement or a breach of the condition precedent set forth in Section 5.2(a) unless such breach is an intentional and material breach that is not curable or, if curable, is not cured by Seller within thirty (30) days after written notice thereof is given by Buyer to Seller. The Parties shall reasonably cooperate in connection with the (i) implementation of any changes to Annex A that were made in accordance with this Section 1.1 and (ii) execution of any resulting changes required to be made to this Agreement, and Buyer shall reasonably consider any comments from Seller on any such changes.

Section 1.2 Time and Place of Closing.

(a) The closing of the purchase and sale of the Interests (excluding any transactions to be consummated at any Local Closing) (the “Closing”) will take place remotely, via electronic exchange of documents on the date that is the fifth (5th) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) has been satisfied or waived in accordance with this Agreement, but subject to the continued fulfillment or, to the extent permitted by applicable Law, waiver of those conditions at the Closing (the date on which such satisfaction or waiver occurs, the “Initial Satisfaction Date”); provided, that, notwithstanding anything to the contrary in the foregoing provisions of this Section 1.2(a), (i) in the event the Initial Satisfaction Date occurs (A) on or after the fifteenth (15th) day of such calendar month and (B) no less than five (5) Business Days prior to the last day of such calendar month, then, at Seller’s written election, the Closing shall take place on the last Business Day of such calendar month, or (ii) the Closing may occur at such other date, time or place (or by means of remote communication) as the Parties mutually agree in writing; in each case subject to the continued fulfillment or, to the extent permitted by applicable Law, waiver of all conditions at the Closing Date; provided, further, that in no event will Closing occur prior to October 15, 2024 without Buyer’s or Seller’s prior written consent (the date on which the Closing actually occurs, the “Closing Date”); it being understood that the transfer of the equity interests of Dutch Holdco shall take effect in accordance with the execution of the deed of transfer, substantially in the form set forth in Exhibit H-3 (the “Deed of Transfer”), which shall be executed at the offices of Stibbe N.V., Beethovenplein 10, 1077 WM Amsterdam, the Netherlands (the “Deed of Transfer”). The Closing will be effective as of 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”). On or promptly following the Initial Satisfaction Date, Seller shall notify Buyer (x) that all conditions set forth in Section 5.1 and Section 5.2 (other than those that, by their nature, are to be satisfied at the Closing) have been satisfied and (y) of the actual date of the Closing Date determined pursuant to this Section 1.2(a) (such notice, the “Closing Date Confirmation”); provided that the Closing Date Confirmation shall be delivered to Buyer no later than five (5) Business Days prior to the Closing Date.

(b) Subject to Section 1.6, the transfer of legal title of the Deferred Vantive Local Businesses to Buyer or its designee (whether by Buyer or its designee directly acquiring (i) the Transferred Assets and Assumed Liabilities of the applicable Deferred Vantive Local Business or (ii) the equity interests of the applicable Deferred Market Entity) shall be deferred until after the Closing until such time as set forth in the applicable Business Transfer Agreement and/or Share Transfer Agreement (each, a “Local Closing,” and the date of such Local Closing, a “Local Closing Date”).

Section 1.3 Deliveries at Closing.

(a) By Seller. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall deliver or cause to be delivered to Buyer and the Dutch Notary (as applicable):

(i) (A) an instrument of sale, assignment and transfer with respect to the US Interests (other than those that are shares), substantially in the form set forth in Exhibit H-1, conveying such US Interests to Buyer free and clear of any Liens, other than any Liens solely arising under or relating to applicable securities Laws, any of the Organizational Documents of the applicable US Corps or this Agreement (the “Instruments of Assignment”), and (B) a share transfer form with respect to those US Interests that are shares, substantially in the form set forth in Exhibit H-2, conveying such US Interests to Buyer free and clear of any Liens, other than any Liens solely arising under or relating to applicable securities Laws, any of the Organizational Documents of the applicable US Corps or this Agreement (the “Share Transfer Forms”);

(ii) if applicable, a shareholder resolution of Dutch Holdco to accept the resignation of the managing directors (bestuurders) of Dutch Holdco as Buyer may request in writing no later than ten (10) Business Days prior to the Closing Date and to appoint the new managing directors of Dutch Holdco as designated in writing by Buyer no later than ten (10) Business Days prior to the Closing Date, in each case effective as of the Closing Date;

(iii) the shareholders’ register of Dutch Holdco;

(iv) the legalized powers of attorney duly executed by the applicable Subsidiary of Seller and Dutch Holdco to execute the Deed of Transfer on behalf of such Subsidiary of Seller and Dutch Holdco, including a confirmation with respect to the authority of such Subsidiary of Seller to give the relevant power of attorney and its execution by such Subsidiary of Seller;

(v) a duly executed amended and restated operating agreement of each of KidneyCo and the US-Mexico Holdco, in each case in the form or substantially the form provided to Seller by Buyer at least ten (10) Business Days prior to the Closing, evidencing effective as of the Closing: (A) the withdrawal of Seller or its applicable Subsidiary as a member, (B) the transfer of the applicable US Interests to Buyer in accordance with Section 1.1 and Annex A and (C) the admission of Buyer as a member of each such Company; provided that neither Seller nor its applicable Subsidiary shall be party to such agreement for any purpose and shall have no liability thereunder, except for compliance with the express provisions of this Section 1.3(a)(v);

(vi) in relation to Swiss Holdco, (A) a member resolution of Swiss Holdco (Gesellschafterbeschluss) approving the transfer of the shares in Swiss Holdco, (B) a resolution of the board of managing directors (Geschäftsführerbeschluss) approving the update of the quota ledger combined with the register of beneficial owners of Swiss Holdco, (C) a transfer instrument relating to the transfer of the shares in Swiss Holdco substantially in the form set forth in Exhibit H-4 (the “Swiss Transfer Form”), duly signed by the applicable Subsidiary of Seller, (D) an updated quota ledger combined with the register of beneficial owners of Swiss Holdco evidencing the new member of Swiss Holdco following the transfer of the shares in Swiss Holdco and the ultimate beneficial owner notified by Irish Bidco and (E) if applicable, written resignations of the managing directors of Swiss Holdco;

(vii) in relation to Jersey Newco, (A) a duly executed stock transfer form substantially in the form set forth in Exhibit H-5 (the “Jersey Stock Transfer Form”) relating the applicable shares in Jersey Newco (the “Jersey Shares”), (B) an updated register of the members of Jersey NewCo showing Irish Bidco as the holder of the Jersey Shares, (C) any existing share certificate for the Jersey Shares in the name of the applicable Subsidiary of Seller for cancellation, (D) a new share certificate in the name of Irish Bidco in relation to the Jersey Shares, (E) if applicable, duly executed resignation letters in a form reasonably acceptable to Seller and Buyer of the current directors of Jersey Newco as Buyer may request in writing no later than ten (10) Business Days prior to the Closing Date, (F) if applicable, duly executed letters of acceptance from the new directors of Jersey Newco as designated in writing by Buyer no later than ten (10) Business Days prior to the Closing Date, in each case effective as of the Closing Date, and (G) minutes of a meeting of the directors of Jersey Newco approving the transfer of the Jersey Shares in accordance with this Agreement and any other matters to be approved by the directors of Jersey Newco to give effect to the matters contemplated by this Agreement;

(viii) aside from the matters specified in clauses (i) through (vii) of this Section 1.3(a), any other deliverables required to effect the transfer of the applicable Interests pursuant to the Laws of the applicable jurisdiction of incorporation, organization or formation of the applicable Company;

(ix) counterparts of each of the Ancillary Agreements (other than the Business Transfer Agreements and Share Transfer Agreements), duly executed by Seller or its applicable Subsidiaries party thereto;

(x) a properly completed and duly executed IRS Form W-9 by Seller;

(xi) the certificate contemplated by Section 5.2(c);

(xii) the written resignations of each of the directors, managers and officers of the Vantive Group Entities as Buyer may request in writing no later than ten (10) Business Days prior to the Closing Date, in each case, to be effective as of the Closing; and

(xiii) evidence of (A) the completion of the Pre-Closing Reorganization in accordance with Section 4.17, including the transfer of the Transferred Assets to the Vantive Group Entities and execution and delivery of definitive agreements related thereto, and (B) the termination of Intercompany Agreements as contemplated by Section 4.21.

(b) By Buyer. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall deliver or cause to be delivered:

(i) to Seller, a payment in an amount equal to the Closing Cash Consideration pursuant to instructions set forth in the Funds Flow Memorandum;

(ii) to the Dutch Notary, a legalized power of attorney duly executed by Buyer, including a confirmation with respect to the authority of Buyer to give the relevant power of attorney and its execution by Buyer;

(iii) if requested by the Dutch Notary, any information on the ultimate beneficial owner of Buyer for purposes of updating the Dutch UBO register;

(iv) to Seller, in relation to Swiss Holdco, (A) a written notification of the beneficial owner of the shares in Swiss Holdco, (B) the Swiss Transfer Form, duly signed by Irish Bidco, and (C) if Irish Bidco is a non-Swiss company, an excerpt from the commercial register supporting the existence and the signature powers of the signatories who signed the Swiss Transfer Form on behalf of Irish Bidco, or a similar document if there is no commercial register in the jurisdiction of the buyer of the shares in Swiss Holdco, in any case vested with an apostille and accompanied with an English translation;

(v) pursuant to instructions set forth in the Funds Flow Memorandum, payments to the applicable third parties of the Seller Transaction Expenses for which invoices have been provided at least two (2) Business Days prior to the Closing by or on behalf of the applicable payee to the extent unpaid by Seller as of immediately prior to the Closing; provided, that any amounts treated as wages to an employee of a Vantive Group Entity shall be paid, as directed in writing by Seller to Buyer prior to the Closing Date, (A) to the applicable Vantive Group Entity, which shall pay such amounts, less applicable withholding Taxes, to the applicable recipient through its payroll system on the next regularly scheduled payroll cycle following the Closing Date, or (B) directly to such current or former employee, less applicable withholding Taxes, which shall be calculated by the applicable Vantive Group Entity and paid by Buyer to the applicable Vantive Group Entity’s payroll system for remittance to the applicable Tax authority;

(vi) the certificate contemplated by Section 5.3(c); and

(vii) counterparts of each of the Ancillary Agreements (other than the Business Transfer Agreements and Share Transfer Agreements), duly executed by Buyer or its applicable Subsidiaries party thereto.

Section 1.4 Purchase Price Adjustment.

(a) Estimated Purchase Price Procedures. No later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer (A) the Estimated Closing Statement, together with supporting documentation used by Seller in calculating the amounts set forth therein, and (B) the Funds Flow Memorandum. For illustrative purposes only, Exhibit I sets forth the calculation of Net Working Capital as of the date set forth therein, prepared in accordance with the Accounting Principles. Seller shall consider in good faith the reasonable comments of Buyer to the Estimated Closing Statement and/or Funds Flow Memorandum delivered to Seller no later than two (2) Business Days prior to the Closing Date, and Seller shall make its employees and representatives reasonably available to Buyer to review the Estimated Closing Statement and/or Funds Flow Memorandum; provided that if Buyer and Seller fail to mutually agree upon revisions to the Estimated Closing Statement and/or Funds Flow Memorandum on or prior to the Business Day prior to the Closing Date, then (x) neither Buyer nor Seller shall delay the Closing because of such failure and (y) the amounts set forth in the Estimated Closing Statement and/or Funds Flow Memorandum as determined by Seller, without any adjustment (other than adjustments agreed to in writing by Seller), shall be the amounts used in the determination of the Closing Cash Consideration. The agreement of the Parties or the failure of Buyer and Seller to agree to revisions to the Estimated Closing Statement and/or Funds Flow Memorandum shall not constitute a waiver or limitation of a Party’s rights and obligations pursuant to Section 1.4(b).

(b) Final Cash Consideration Adjustment Procedures.

(i) Delivery of the Post-Closing Statement. No later than ninety (90) days after the Closing Date, Seller shall deliver to Buyer the Post-Closing Statement, together with supporting documentation used by Seller in calculating the amounts set forth therein. The Parties agree that the purpose of the Post-Closing Statement is to measure variations in the components taken into consideration in determining the estimates included in the Estimated Closing Statement compared to the actual values, and, without limiting the generality of the foregoing, such process is not intended to permit the introduction of accounting principles, practices, methodologies and procedures that conflict with the Accounting Principles or the definitions set forth herein.

(ii) Access to Information. From the Closing until the determination of the Final Closing Statement, Buyer and Seller shall, and shall cause their respective Subsidiaries to, upon reasonable prior notice and subject to the execution of customary work paper access letters if requested by accountants of Buyer or the Vantive Group Entities or Seller: (A) provide the other Party and its authorized representatives with reasonable access during normal business hours to the facilities, books and records and work papers of the Vantive Group Entities or Seller and its Subsidiaries, as the case may be; and (B) cooperate with, and assist, the other Party and its authorized representatives in connection with, the review of such materials, including by making available their employees, accountants and other personnel to the extent reasonably requested, in each case of clauses (A) and (B), subject to the Access Restrictions.

(iii) Notice of Objection. If Buyer has any objections to the Post-Closing Statement or any of the amounts included in the calculation of the Final Cash Consideration set forth therein, Buyer shall deliver to Seller a written statement (a “Notice of Objection”) setting forth in reasonable detail the particulars of such disagreement (including the specific items in the Post-Closing Statement that are in dispute and the nature and amount of any disagreement so identified) not later than ninety (90) days after its receipt of the Post-Closing Statement (such ninety (90)-day period, the “Review Period”). If Buyer delivers a Notice of Objection to Seller within the Review Period, Seller and Buyer shall work in good faith to resolve Buyer’s objections within the thirty (30)-day period following the delivery of the Notice of Objection. If Buyer fails to deliver a Notice of Objection within the Review Period, the Post-Closing Statement shall be deemed to have been accepted by Buyer and shall be deemed final, conclusive and binding upon all of the Parties and shall be deemed the Final Closing Statement and not subject to appeal.

(iv) Selection of the Accountant. In the event that Buyer and Seller are unable to resolve in writing all of Buyer’s objections in the Notice of Objection within the thirty (30)-day period (or such longer period as may be agreed by Buyer and Seller) following the delivery of such Notice of Objection, the resolution of all such unresolved items (“Disputed Items”) shall be submitted jointly by Seller and Buyer or by either Seller or Buyer individually to KPMG International Limited (or, if KPMG International Limited is unwilling or unable to serve, such other independent accounting or valuation firm of recognized national standing in the United States as may be mutually selected by Buyer and Seller) to resolve any remaining disagreements (such firm as is ultimately selected pursuant to the aforementioned procedures being the “Accountant”). Seller and Buyer shall execute any agreement reasonably required by the Accountant for its engagement hereunder.

(v) Submission of Disputed Items. Buyer and Seller shall each, promptly (but in any event within ten (10) Business Days, or such longer time as the Parties may agree) following the formal engagement of the Accountant, provide the Accountant (copying the other upon submission) with a single written submission setting forth its respective calculations of and assertions regarding the Disputed Items and upon receipt thereof, Seller and Buyer shall each be entitled (no later than ten (10) Business Days following receipt of the other Party’s initial submission) to submit to the Accountant a single written response to such other Party’s initial submission setting forth such Party’s objections or rebuttals to the calculations and/or assertions set forth in such initial submission (which responses the Accountant shall promptly distribute to the other applicable Party). There shall be no ex parte communications between Seller (or its representatives) or Buyer (or its representatives), on the one hand, and the Accountant, on the other hand, relating to the Disputed Items, and unless requested by the Accountant in writing, no Party may present any additional information or arguments to the Accountant, either orally or in writing.

(vi) Accountant’s Determination. The Accountant shall be instructed to render its determination with respect to the Disputed Items as soon as reasonably possible (the Parties shall use commercially reasonable efforts to cause the Accountant to complete its work within forty-five (45) days following the formal engagement of the Accountant). The Accountant shall act as an expert and not as an arbitrator to determine solely the Disputed Items based solely on the submissions and responses of Buyer, on the one hand, and Seller, on the other hand, delivered pursuant to and in accordance with Section 1.4(b)(v) with respect to the Disputed Items, without independent investigation and in accordance with the Accounting Principles. In resolving any disputed amount in connection with its determination of the Final Cash Consideration, or any component thereof, the Accountant may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by either Party or less than the smallest value for such item claimed by either Party. The Parties agree that the determination of the Accountant with respect to any Disputed Items is not intended to permit the introduction of accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies that conflict with the Accounting Principles or the definitions set forth herein for the purposes of determining the Final Cash Consideration. The determination of the Accountant in accordance with this Section 1.4(b)(vi) shall be in writing setting forth its calculation of the Disputed Items, along with its analysis in reasonable detail and the basis and quantification for such final resolution and shall be binding and final for purposes of this Agreement, and enforceable in any court of competent jurisdiction, absent fraud or manifest error. The Post-Closing Statement resulting from the determinations with respect to the Disputed Items made by the Accountant in accordance with this Section 1.4(b)(vi) shall be deemed the Final Closing Statement.

(vii) Accountant’s Fees and Expenses. The Accountant shall allocate its costs and expenses between Buyer and Seller based upon the percentage of the aggregate contested amount submitted to the Accountant that is ultimately awarded to Buyer, on the one hand, or Seller, on the other hand, such that Buyer bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Seller and Seller bears a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Buyer. For illustrative purposes only, if the contested amount submitted to the Accountant is $1,000,000, and the Accountant determines that Buyer has a valid claim for $400,000 of the $1,000,000, Buyer shall bear sixty percent (60%) of the fees and expenses of the Accountant, and Seller shall bear the remaining forty percent (40%) of the fees and expenses of the Accountant. For the avoidance of doubt, the fees and disbursements of the representatives of each Party incurred in connection with the preparation or review of the Post-Closing Statement and any Notice of Objection, as well as any submissions and responses to the Accountant, as applicable, shall be borne by such Party.

(c) Post-Closing Adjustment Payments.

(i) Within five (5) Business Days following the determination of the Final Closing Statement:

(A) if the Post-Closing Adjustment is a negative number, then Seller shall pay to Buyer an amount equal to the absolute value of the Post-Closing Adjustment;

(B) if the Post-Closing Adjustment is a positive number, then Buyer shall pay to Seller the Post-Closing Adjustment amount; and

(C) neither Buyer nor Seller shall have any payment or delivery obligation pursuant to this Section 1.4(c)(i) if the Post-Closing Adjustment is zero (0).

(ii) Any payment made pursuant to this Section 1.4 shall, for Tax purposes (in the case of non-U.S. Taxes, to the extent permitted by applicable non-U.S. Law), be deemed to be an adjustment to the consideration payable to Seller. Such amounts shall be paid, in immediately available funds, pursuant to the instructions previously delivered by Buyer or Seller, as applicable.

(d) Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement, the process set forth in this Section 1.4 shall be the sole and exclusive remedy of the Parties for any disputes related to items required to be included or reflected in the calculation of the Final Cash Consideration.

Section 1.5 Withholding. The Closing Cash Consideration and any other payment under this Agreement will be paid free and clear of, and without deduction or withholding for, any Taxes, unless such deduction or withholding is required under applicable Law. If Buyer determines that any amount of the Closing Cash Consideration, or any other payment under this Agreement, is subject to deduction or withholding for Taxes, Buyer shall use commercially reasonable efforts to promptly notify Seller in writing of such determination. Seller and Buyer shall reasonably cooperate and use commercially reasonable efforts to eliminate or reduce any such withholding or deduction to the extent permitted under applicable Law. To the extent any amounts are so deducted or withheld and are timely remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding anything to the contrary in this Section 1.5, Buyer and its Affiliates shall not be permitted to deduct or withhold any amounts in respect of any Taxes imposed under Bulletin 7 (the application of which to the sale and purchase of the Interests shall be governed exclusively by Section 4.15(o)).

Section 1.6 Deferred Vantive Local Businesses.

(a) Treatment of Deferred Vantive Local Businesses. From and after the Effective Time, and until the applicable Local Closing, (i) each Deferred Vantive Local Business shall be held by Seller or, where applicable, Seller shall cause a Subsidiary or other designee of Seller to hold such Deferred Vantive Local Business, on behalf of, and for the benefit of, the applicable Vantive Group Entity; (ii) Seller or, where applicable, such Subsidiary or other designee of Seller shall pay, perform and discharge fully when due and payable the Liabilities of the Deferred Vantive Local Business; and (iii) to the extent permitted by applicable Law, Seller shall or, where applicable, Seller shall cause such Subsidiary or other designee of Seller to, use commercially reasonable efforts to manage and operate the applicable Deferred Vantive Local Business in the ordinary course of business in all material respects and in accordance with the terms and conditions set forth in Section 1.6 of the Seller Disclosure Letter and take such other actions as may reasonably be requested by Buyer so that all the rewards and burdens relating to such Deferred Vantive Local Business, including profits, expenses, use, risk of loss, potential for gain and control over such Deferred Vantive Local Business, as well as economic and operational claims, rights, obligations, benefits and burdens, shall inure from and after the Effective Time to the applicable Vantive Group Entity as if such Deferred Vantive Local Business was actually conveyed to (or assumed by) Buyer or its designee as of the Effective Time. As and to the extent described in this Agreement, (A) Seller shall or, where applicable, Seller shall cause such Subsidiary or other designee of Seller to, remit to the applicable Vantive Group Entity the amounts due in connection with the performance of each Deferred Vantive Local Business and provide to Buyer all rights and benefits that are received in connection therewith and Buyer shall, or shall cause the applicable Vantive Group Entity to, accept and assume the economic burdens, Liabilities and obligations with respect thereto; and (B) the applicable Vantive Group Entity shall reimburse Seller or such Subsidiary or other designee of Seller for all payments made in connection with the performance of each Deferred Vantive Local Business and the discharge of any Liabilities in connection therewith. Buyer and Seller shall cooperate in good faith to effectuate the transfer of the Deferred Vantive Local Businesses as promptly as reasonably practicable following the Effective Time in accordance with the terms and conditions set forth in Section 1.6 of the Seller Disclosure Letter.

(b) Deliverables for Deferred Vantive Local Businesses. Upon the transfer of any Deferred Vantive Local Business, in each case as contemplated in Section 1.2(b), (i) Buyer shall or shall cause the applicable Vantive Group Entities to deliver to Seller the documents or other deliverables required to be delivered pursuant to Section 1.3(b) to the extent related to such Deferred Vantive Local Business, and not previously delivered to Seller at the Closing, and (ii) Seller shall, and shall cause their applicable Affiliates to, deliver to Buyer or its designated Subsidiary or Subsidiaries the documents or other deliverables required to be delivered pursuant to Section 1.3(a) to the extent related to such Deferred Vantive Local Business and not previously delivered to Buyer at the Closing, in each case, as applicable.

(c) Tax Treatment of Deferred Vantive Local Businesses. Each of Seller and Buyer shall, and shall cause their respective Subsidiaries to, (i) treat for all U.S. federal (and applicable state, local and non-U.S. to the extent permitted by applicable Law) income Tax purposes any Deferred Vantive Local Business as (x) Assets having been transferred to and owned by Buyer or the applicable Vantive Group Entity or (y) Liabilities having been assumed and owned by Buyer or the applicable Vantive Group Entity, as applicable, in each case no later than the Effective Time, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment, in each case unless otherwise required by applicable Law.

(d) Consideration for the Deferred Vantive Local Businesses. No later than two (2) Business Days prior to the date of the applicable Local Closing, to the extent that Cash Consideration (as defined in the applicable Business Transfer Agreement) or the Purchase Price (as defined in the applicable Share Transfer Agreement) is required by applicable Law to be paid by Buyer or the applicable Vantive Group Entity on a Local Closing Date, Seller shall transfer, or cause to be transferred, to Buyer or the applicable Vantive Group Entity by wire transfer of immediately available funds to the account designated in writing by Buyer an amount in U.S. Dollars equal to such Cash Consideration or such Purchase Price. On the date of the applicable Local Closing, Buyer or its designee shall pay to Seller or, where applicable, such Subsidiary or other designee of Seller such Cash Consideration or such Purchase Price converted into the foreign currency of Seller pursuant to Section 2.04 of the applicable Business Transfer Agreement or Section 2.2 of the applicable Share Transfer Agreement.

Section 1.7 Deed of Transfer. Upon receipt of all of the deliveries set forth in Section 1.3, Seller and Buyer shall instruct the Dutch Notary to execute the Deed of Transfer and, following the execution of the Deed of Transfer, update the shareholders’ register of Dutch Holdco and the information at the Dutch trade register and Dutch UBO register.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the corresponding sections or subsections of Article II of the disclosure letter delivered to Buyer by Seller prior to the execution of this Agreement (the “Seller Disclosure Letter”), Seller hereby represents and warrants to Buyer as of the Execution Date and as of the Closing (or in the case of representations and warranties that speak of a specified date, as of such specified date), as follows:

Section 2.1 Interests.

(a) Seller or one of its wholly owned Subsidiaries is the sole record and beneficial owner (in the case of the Non-US Interests, juridische en economische eigenaar) of the US Interests and the Non-US Interests, which interests constitute 100% of the issued and outstanding equity interests of each Company, as applicable. Seller or one of its wholly owned Subsidiaries has good, valid and marketable title to its applicable Interests, free and clear of all Liens, other than any Liens solely arising under or relating to applicable securities Laws, any of the Organizational Documents of the applicable Company or this Agreement. Upon consummation of the Transactions, Buyer will own all of the Interests, free and clear of all Liens, other than any Liens solely arising under or relating to applicable securities Laws, any of the Organizational Documents of the applicable Company or this Agreement, or Liens placed thereon by Buyer or its Affiliates. The Interests have been duly authorized and are validly issued, fully paid and, to the extent applicable, non-assessable, were issued and granted in compliance with all applicable Law or pursuant to valid exemptions therefrom and constitute all the issued and outstanding equity interests in the Companies. The Interests are not certificated.

(b) There are no preemptive or other outstanding rights, options, phantom equity, equity appreciation rights, performance-based rights, profit participation rights, warrants, agreements, arrangements or commitments of any character under which Seller is or may become obligated to sell, or giving any Person a right to acquire, or in any way dispose of, any Interests or any debt or equity securities or obligations exercisable or exchangeable for, or convertible into, any Interests, and no debt or equity securities or obligations evidencing such rights are authorized, issued or outstanding. All rights and powers to vote the Interests and designate the members of a Company’s governing bodies are held exclusively by Seller. Except for this Agreement and the Companies’ Organizational Documents, Seller is not a party to any Contracts with respect to the voting, purchase, dividend rights, disposition or transfer of equity interests of the Companies.

(c) Section 2.1(c) of the Seller Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of each of the Transferred Subsidiaries, together with: (i) its jurisdiction of organization, formation or incorporation; and (ii) to the Knowledge of Seller in the case of third-party owners that are not direct or indirect Subsidiaries of Seller, each record and beneficial owner of its issued and outstanding shares of capital stock or other equity securities. All of the outstanding shares of capital stock or other equity securities of the Transferred Subsidiaries have been duly authorized and are validly issued, fully paid and, to the extent applicable, non-assessable. Other than the Transferred Subsidiaries, none of the Vantive Group Entities (x) owns, directly or indirectly, any other shares of capital stock or other equity securities of any Person, (y) has any direct or indirect equity or ownership interest in any business or (z) is a member of, or participant in any, partnership, joint venture or similar Person.

(d) There are no preemptive or other outstanding rights, options, phantom equity, equity-based rights, equity appreciation rights, performance-based rights, profit participation rights, warrants, agreements, arrangements or commitments of any character under which any equityholder of the Transferred Subsidiaries is or may become obligated to sell, or giving any Person a right to acquire, or in any way dispose of, any shares of capital stock or other equity interests of the Transferred Subsidiaries or any debt or equity securities or obligations exercisable or exchangeable for, convertible into, or measured by reference to, any shares of capital stock or other equity securities of the Transferred Subsidiaries, and no debt or equity securities or obligations evidencing such rights are authorized, issued or outstanding. Except for this Agreement and the Organizational Documents of the Transferred Subsidiaries, no capital stock or other equity securities of the Transferred Subsidiaries are subject to any Contracts with respect to the voting, purchase, dividend rights, disposition or transfer of such capital stock or other equity securities.

Section 2.2 Organization, Good Standing and Qualification.

(a) Seller and each of the Vantive Group Entities (i) is a legal entity duly organized, validly existing and in good standing (to the extent the applicable jurisdiction recognizes such concept) under the Laws of its jurisdiction of organization, formation or incorporation, (ii) has full requisite corporate or similar power and authority to own, pledge or dispose of its equity interests and to carry on its business as it is presently conducted and (iii) is duly authorized, licensed and qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets, rights or properties or the conduct of its business requires such authorization, licensing and qualification, except in the case of clause (ii) or (iii) where the failure to be so authorized, licensed, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to be material to the Vantive Group Entities or the Business, in either case, taken as a whole.

(b) Seller has made available to Buyer complete and correct copies, as of the Execution Date, of the Organizational Documents of each Vantive Group Entity, and (i) each as so delivered is in full force and effect, and (ii) no Vantive Group Entity is in violation of any of its Organizational Documents in any material respect.

(c) Section 2.2(c) of the Seller Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of the officers and directors of each Company.

Section 2.3 Authority; Approval. Seller has all requisite organizational power and authority and has taken all organizational action necessary in order to execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements and other agreements and instruments contemplated hereby to which it is a party and consummate the Transactions (including all power and authority to sell and transfer all of its Interests and the Deferred Vantive Local Businesses as provided by this Agreement). This Agreement has been, and each of the Ancillary Agreements and other agreements and instruments contemplated hereby will be at Closing, duly executed and delivered by Seller and, when executed and delivered by Buyer and the other parties hereto and thereto, will constitute a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, preferential transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

Section 2.4 Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices, reports and Permits (i) under the HSR Act and (ii) required by Governmental Entities as set forth in Section 2.4(a) of the Seller Disclosure Letter (the “Approvals”), no notices, reports or other filings are required to be made by Seller or any Vantive Group Entity with, nor are any Permits required to be obtained by Seller or any Vantive Group Entity from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller or any Vantive Group Entity and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions.

(b) The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements do not, and the consummation of the Transactions will not, conflict with, or result in any breach or violation of or default (with or without notice, lapse of time or both) under, or give rise to any consent right, right of termination, loss of rights, adverse modification of provisions, requirement to deliver a notice, cancellation or acceleration of any obligations under, or result in the creation of a Lien on any of the assets of the Business under, (i) any provision of such Vantive Group Entity’s Organizational Documents, (ii) any Material Contract (including Leases) binding upon any Vantive Group Entity or the Business (including upon Seller or any of its Subsidiaries in respect of the Business), or (iii) assuming (solely with respect to performance of this Agreement and the Ancillary Agreements and consummation of the Transactions) compliance with the matters referred to in Section 2.4(a) and Section 4.3(a), any Material Permit

or Law to which any Vantive Group Entity or the Business is subject except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, loss, adverse modification, cancellation, acceleration or creation that would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions.

Section 2.5 Financial Statements; Internal Controls.

(a) Set forth in Section 2.5(a) of the Seller Disclosure Letter are correct and complete copies of (i) the audited balance sheets of the Business as of December 31, 2023 and December 31, 2022, and the related statements of income of the Business for the twelve (12)-month period then ended and (ii) the unaudited balance sheets of the Business as of March 31, 2024 and the related statement of income of the Business for the three (3)-month period then ended (the “Most Recent Balance Sheet” and (i) and (ii) collectively, the “Financial Statements”).

(b) The Financial Statements have been prepared in accordance with the books and records of Seller and its Subsidiaries and fairly present in all material respects the consolidated financial position and results of operations of the Business as of the respective dates thereof and for the respective periods indicated therein. The Financial Statements were prepared in all material respects in accordance with GAAP.

(c) Seller maintains, in respect of the Business, (i) books and records reflecting its assets and liabilities that are accurate in all material respects and (ii) adequate and effective internal accounting controls which have been designed to provide reasonable assurance that (A) the control objectives have minimized and minimize the risk of material financial misstatement, (B) all material information concerning the Business is made known on a timely basis to the individuals responsible for the preparation of the Financial Statements, (C) access to the material properties and material assets of the Business is permitted only in accordance with authorization of management of Seller or its applicable Subsidiary, (D) all material transactions are executed with authorization of management of Seller or its applicable Subsidiary as necessary and accurately recorded in the correct period as necessary to permit the preparation of the Financial Statements and (E) the recorded accountability for material items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Since March 31, 2021, no employee of Seller or any Vantive Group Entity or, to the Knowledge of Seller, external auditor, external accountant or similar authorized Representative of Seller or any Vantive Group Entity, has received any material complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Business or its respective internal accounting controls, including any material complaint, allegation or claim that Seller or any Vantive Group Entity has engaged in questionable accounting or auditing practices.

(e) All accounts receivable reflected in the Financial Statements represent bona fide, current and valid obligations arising from sales actually made or services actually performed in the ordinary course of business. The allowance for collection losses in the Financial Statements was established in the ordinary course of business.

(f) Notwithstanding the foregoing, the Financial Statements and the representations and warranties in clauses (a) and (b) of this Section 2.5 are qualified by the fact that (i) the Business has not operated on a separate standalone basis and historically has not been separately reported within Seller’s and its Subsidiaries’ consolidated financial statements, (ii) the Financial Statements were prepared solely for purposes of this Agreement, in whole or in part at Seller’s materiality level, and do not include all of the assets, liabilities, shared services, overhead and other costs necessary for the Business to operate as a separate standalone business or entity, (iii) the Financial Statements are not necessarily indicative of what the results of operations and financial position and cash flows of the Business will be in the future and (iv) the Most Recent Balance Sheet is subject to the notes therein and normal year-end adjustments, that, individually or in the aggregate, would not be material in amount or effect to Vantive Group Entities or the Business, in either case, taken as a whole.

Section 2.6 Absence of Certain Changes.

(a) From December 31, 2023 to the Execution Date, (i) except with respect to the Pre-Signing Reorganization, the Pre-Closing Reorganization, the Spin-Off and actions related to this Agreement, the Business has been conducted in the ordinary course of business in all material respects and (ii) there has not been any Material Adverse Effect.

(b) From March 31, 2024 to the Execution Date, there has not been any action or event that would have required Buyer’s consent pursuant to clauses (a)(B)(ii) through (v), (xiv), and (xx) of Section 4.1 had such action or event occurred after the Execution Date.

Section 2.7 No Undisclosed Liabilities. Other than Excluded Liabilities, there are no liabilities of the Business other than liabilities that (a) have been specifically stated and adequately reserved against or reflected in the Financial Statements, (b) were incurred since December 31, 2023 in the ordinary course of business consistent with past practice (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement or misappropriation), and are not, individually or in the aggregate, material to the Vantive Group Entities or the Business, in either case, taken as a whole, (c) are Permitted Liens, (d) have been incurred pursuant to this Agreement or in connection with the Transactions (including the Pre-Signing Reorganization and the Pre-Closing Reorganization) or the Spin-Off or (e) would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole.

Section 2.8 Litigation.

(a) Other than Excluded Liabilities, since March 31, 2021, there have not been any Actions pending or, to the Knowledge of Seller, threatened in writing against any Vantive Group Entity, Seller (solely in relation to the Vantive Group Entities or the Business) or the Business (nor has any Governmental Entity indicated an intention to initiate an Action) that (i) would, if adversely determined, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole, or (ii) challenge or seek to prevent, enjoin or otherwise materially delay the Transactions, and in each case of clauses (i) and (ii), to the Knowledge of Seller, there are no presently existing facts or circumstances that would constitute a reasonable basis therefor.

(b) Since March 31, 2021, no Vantive Group Entity has been party to or subject to, and the Business has not been and is not subject to, any Order which has been, or that would, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole.

Section 2.9 Employee Benefits.

(a) Section 2.9(a) of the Seller Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of (i) each material Benefit Plan and identifies each such plan that is a Transferred Benefit Plan providing benefits or compensation to employees primarily employed in the United States, and (ii) each material Benefit Plan and identifies each such plan that is a Transferred Benefit Plan providing benefits or compensation to employees primarily employed outside the United States other than any Benefit Plan required to be maintained pursuant to applicable Law. With respect to each material Benefit Plan required to be disclosed in Section 2.9(a) of the Seller Disclosure Letter, Seller has made available to Buyer, to the extent applicable, correct and complete copies, as of the time of delivery, of (i) the Benefit Plan document, including any amendments or modifications thereto, and all summary plan descriptions or, for Benefit Plans other than Transferred Benefit Plans, a written description of the material terms of such Benefit Plan, (ii) any material correspondence to or from any Governmental Entity received since March 31, 2021, (iii) the most recent IRS determination letter or in the case of a Benefit Plan maintained for the benefit of Business Employees outside the United States that is capable of formal approval or qualification, customary evidence of its qualification, (iv) any related trust agreement or other funding or insurance instrument and (v) the most recently prepared actuarial reports and financial statements.

(b) With respect to each Benefit Plan (including any related trusts), (i) such Benefit Plan has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions, distributions, reimbursements, premium payments or other comparable amounts payable by the applicable Vantive Group Entity with respect to each Benefit Plan in respect of current or prior plan years have been paid in all material respects or accrued in accordance with GAAP, and (iii) there are no material claims (other than routine claims for benefits), audits, investigations or proceedings pending or, to the Knowledge of Seller, threatened by a Governmental Entity by, on behalf of or against any Transferred Benefit Plan that would reasonably be expected to result in a material Liability to Buyer or any of the Vantive Group Entities.

(c) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of Seller, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan.

(d) None of the Vantive Group Entities nor any ERISA Affiliate has maintained, established, sponsored, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or Liability (including any contingent liability) since March 31, 2021 under, (i) any Multiemployer Plan, (ii) a multiple employer plan (as defined in Section 210 of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in 3(40) of ERISA) or (iv) a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. For the avoidance of doubt, this Section 2.9(d) only applies to Benefit Plans governed by United States law.

(e) Each Transferred Benefit Plan that is subject to the Laws of a jurisdiction outside the United States (each, a “Non-US Benefit Plan”), (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required to be registered has been registered and has been maintained in good standing with applicable Law and the applicable Governmental Entities and, to the Knowledge of Seller, no circumstances exist as of the Execution Date that would reasonably result in the loss of the good standing of such Non-US Benefit Plan and (iii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Non-US Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles and the Financial Statements accurately reflect the Liabilities under each such Non-US Benefit Plan.

(f) None of the Vantive Group Entities nor any ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) nor engaged in a breach of fiduciary duty (as determined under ERISA) which would reasonably be expected to subject Buyer or any of the Vantive Group Entities to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Business Employee or Deferred Vantive Local Business Employee to severance pay or any other payment or benefit, or any material increase thereof, (ii) accelerate the time of payment, funding or vesting, or materially increase the amount or value of any compensation, severance pay, benefits or other property due to any such Business Employee, Former Business Employee, Deferred Vantive Local Business Employee or Service Provider, (iii) limit or restrict the right to merge, amend, terminate or transfer the assets of any Transferred Benefit Plan on or following the Closing, (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code, (v) increase notice periods for the termination of Business Employees or (vi) require Buyer or any Vantive Group Entity to contribute to or fund any Transferred Benefit Plan.

(h) None of the Vantive Group Entities has any obligation to gross up, indemnify or otherwise reimburse any Business Employees, Former Business Employees or Service Providers for any excise Taxes incurred pursuant to Section 4999, Section 105(h) or Section 409A of the Code.

(i) To the Knowledge of Seller, no event has occurred, and no condition exists, that has subjected, or would reasonably be expected to subject, any of the Vantive Group Entities to any material Tax, fine, lien, penalty or other material Liabilities under Sections 4980B, 4980D, 4980H or 6721 or 6722 of the Code. No Transferred Benefit Plan provides, and none of the Vantive Group Entities promised to provide for, post-service, post-employment, post-ownership or retiree health, life or other welfare benefits to any Person, except to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar Law.

Section 2.10 Employees; Labor Matters.

(a) Section 2.10(a) of the Seller Disclosure Letter sets forth an accurate and complete list as of the Execution Date of all memberships in any employers’ association, any collective bargaining agreement, works agreement, reconciliation of interests, social plan, any collective bargaining agreement or other agreement with a labor union, works council or like organization, other than any sector- or industry-level collective bargaining or similar agreements relating wholly to employees outside of the United States, that the Vantive Group Entities, or Seller or any of its Subsidiaries are a party to or otherwise bound by with respect to the Business, any Business Employees or any Deferred Vantive Local Business Employee (collectively, the “Labor Agreements”). To the Knowledge of Seller, since March 31, 2021, there have been no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any Business Employees or Deferred Vantive Local Business Employee.

(b) Seller has made available to Buyer accurate and complete copies, as of the time of delivery, of each Labor Agreement listed in Section 2.10(a) of the Seller Disclosure Letter. Except as would not individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole, Seller and its Subsidiaries are in compliance with all notification and bargaining obligations pursuant to any Labor Agreements arising in connection with the Transaction. The execution and delivery of this Agreement does not require Seller or the Vantive Group Entities to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any unions, labor organizations, or any governmental labor agency, with respect to the Business, any Business Employee or any Deferred Vantive Local Business Employee.

(c) Since March 31, 2021, there has been no (i) strike, lockout, slowdown, work stoppage, picketing or walkout or (ii) unfair labor practice charge filed by a Governmental Entity, or other material labor Action, in each case, pending or, to the Knowledge of Seller, threatened in writing against the Vantive Group Entities or the Business (including Seller and its Subsidiaries in respect of the foregoing) relating to any labor or employment laws or alleging breach of any express or implied contract of employment, wrongful termination or other discriminatory, wrongful or tortious conduct in connection with the employment relationship before or by any Governmental Entity or brought by any other Person, except as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole.

(d) Each of the Vantive Group Entities, Seller and its Subsidiaries in respect of the Business Employees and Deferred Vantive Local Business Employees, is, and since March 31, 2021, has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices and terms and conditions of employment (including with respect to employment eligibility, employee classification and immigration).

(e) Section 2.10(e) of the Seller Disclosure Letter contains an anonymized list as of the Execution Date of all Business Employees and Deferred Vantive Local Business Employees, including the members of the Vantive Group Entities’ management, stating the engaging entity, the employee’s date of employment, job title, classification as exempt or non-

exempt from overtime pay requirements (if applicable), annual salary or hourly wage rate (as applicable), and target annual cash and long-term equity incentive compensation opportunities (if any). No Business Employee at the level of Senior Director and above has given written notice of termination of his/her employment or service relationship as of the Execution Date. As of the Execution Date, the individuals set forth on Section A.2 of the Seller Disclosure Letter constitute all of the individuals that are necessary and sufficient for the ongoing conduct of the Business immediately following the Closing in all material respects as the Business is currently being conducted, other than (i) the open employment positions as of the Execution Date set forth on Item 7 of Section 4.1(a)(xvi) of the Seller Disclosure Letter, (ii) the employees of Seller and its Subsidiaries (other than the Vantive Group Entities) who will provide services to Buyer under the Ancillary Agreements and (iii) the employees of Seller and its Subsidiaries (other than the Vantive Group Entities) who are providing or supporting functions that are no longer required as a result of the Vantive Group Entities no longer being Subsidiaries of a publicly traded parent company following the Closing.

(f) Since March 31, 2021, none of the Vantive Group Entities has effectuated (i) a “plant closing” (as defined in the WARN Act or any similar term under any analogous applicable Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Vantive Group Entities or (ii) a “mass layoff” (as defined in the WARN Act, or any analogous applicable Law) affecting any site of employment or facility of the Vantive Group Entities.

(g) To the Knowledge of Seller, since March 31, 2021, (i) no formal allegations, claims or reports of sexual harassment, misconduct, discrimination or retaliation have been made in writing to Seller or the Vantive Group Entities against or in respect of any Business Employee at the level of Vice President and above, and (ii) none of Seller or the Vantive Group Entities has entered into any settlement agreement related to allegations, claims or reports of sexual harassment, misconduct, discrimination or retaliation by any Business Employee at the level of Senior Director and above.

Section 2.11 Compliance with Laws; Licenses.

(a) Since March 31, 2021, the Business has been and is being conducted in compliance in all material respects with all applicable Laws. None of Seller, the Vantive Group Entities or their respective Subsidiaries have received any written communication, since March 31, 2021, alleging any material noncompliance with respect to the Vantive Group Entities or the Business with any such Laws, and no investigation by any Governmental Entity regarding a material violation of any such Law is pending or, to the Knowledge of Seller, threatened.

(b) Since March 31, 2021, the Business has been and is in compliance with all Permits, licenses, certifications, approvals, clearances, accreditations, registrations, consents, authorizations, franchises, variances, exemptions and Orders necessary to conduct the Business (“Material Permits”), except those the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole. Each Vantive Group Entity and Seller and its Subsidiaries (in respect of the Business) has obtained and is, and since March 31, 2021, has been, in compliance with all Material Permits in all material respects, and such Material Permits are valid and in full force and effect and sufficient for the operations of the Business as currently conducted. To the Knowledge of Seller, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension or limitation of any Material Permits, except as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole.

(c) Since March 31, 2021, none of the Seller, the Vantive Group Entities or any of its or their respective Subsidiaries have received written or, to the Knowledge of Seller, oral notice from any Governmental Entity of any violation or alleged violation by any Vantive Group Entity of any Material Permit or of any actual or possible revocation, withdrawal, rescission, suspension, cancellation, termination, refusal to renew or modification of any Material Permit. No event has occurred or, to the Knowledge of Seller, no circumstance exists that (with or without the lapse of time or the giving of notice) would reasonably be expected to constitute or result in Seller’s, the Vantive Group Entities’ or its or their respective Subsidiaries’ (as applicable) material violation of or material failure to comply with any such Material Permit, or that would reasonably be expected to result in any revocation, cancellation, rescission, suspension, loss, expiration, or termination of any such Material Permit, other than expiration of any such Material Permit in accordance with the terms thereof.

Section 2.12 Anti-Corruption; Anti-Money Laundering; Trade Compliance.

(a) Since March 31, 2021, none of the Vantive Group Entities or the Business, or any of their respective directors or officers nor, to the Knowledge of Seller, any other employee, agent, or other Person acting on behalf of the Vantive Group Entities or the Business:

(i) has offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, (A) for any contribution, gift or entertainment or other expense related to political activity, (B) to any Person to improperly influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his employer, (C) to make any unlawful payment to any employee of a Governmental Entity, or (D) to make any unlawful bribe, rebate, payoff, influence payment or kickback or other unlawful payment, in each case of clauses (A) through (D) of this Section 2.12(a)(i), in violation of, or has otherwise violated, any Anti-Corruption Laws; nor

(ii) is a Sanctioned Party or has engaged in, or is now engaged in, any dealings or transactions with or for the benefit of any Sanctioned Party, or has otherwise violated Sanctions.

(b) Since March 31, 2021, none of the Vantive Group Entities or the Business has violated or is in violation of any Anti-Money Laundering Law.

(c) Since March 31, 2021, the Vantive Group Entities and the Business have obtained export licenses and permissions as required by, and otherwise have not violated and are presently in compliance with, the Export-Import Control Laws.

(d) Since March 31, 2021, none of Seller, the Vantive Group Entities or the Business has received any written inquiry, notice or communication that alleges that the Vantive Group Entities or the Business or any of their respective directors, officers, employees, agents or representatives or any other Person acting at the direction of any of the Vantive Group Entities or the Business may have violated, nor made any voluntary or directed disclosure or prior disclosure, nor is party to any actual Action or outstanding enforcement Action relating to any actual or suspected breach of Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions or Export-Import Control Laws and, to the Knowledge of Seller, there are no such circumstances presently in existence likely to give rise to any such written allegation, inquiry, notice or communication.

Section 2.13 Material Contracts.

(a) Section 2.13(a) of the Seller Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of each of the following Transferred Contracts, except for any Benefit Plan (each Contract required to be so listed, together with the Surviving Intercompany Agreements, each a “Material Contract”):

(i) any Lease or Contract related to the acquisition or disposition or right of access of Owned Real Property;

(ii) each Contract (or group of related Contracts with respect to a single transaction or series of related transactions) that is not terminable on less than ninety (90) days’ notice (without a monetary penalty) and involves future payments, other residual liability, performance or services or delivery of goods or materials to or by the Business of any amount or value reasonably expected to exceed $10,000,000 in any future twelve (12)-month period;

(iii) each Contract pursuant to which any third Person has granted any license or other right (including by means of covenants not to sue or non-assertion agreements) to Seller or its Subsidiaries under any Intellectual Property Rights that are material to the Business, other than Contracts (A) with annual fees of less than $4,000,000 per annum (or $8,000,000 during the term of the Contract if fees are not determined on an annual basis), (B) for software or IT Assets licensed on a non-exclusive basis that are generally commercially available, or (C) licenses or other rights granted to Seller or its Subsidiaries by customers in the ordinary course of business for the purpose of permitting Seller and its Subsidiaries (as applicable) to provide the applicable products or services to such customers;

(iv) each Contract pursuant to which Seller or its Subsidiaries have granted any license or other right (including by means of covenants not to sue or non-assertion agreements) under any Transferred Intellectual Property to any third Person where such license or other right is material to the Business, other than non-exclusive licenses or other non-exclusive rights granted to customers and service providers of the Business in the ordinary course of business;

(v) any partnership agreement, limited liability agreement and affiliation agreement, and any other Contract that creates a strategic alliance, joint venture, joint development or similar arrangement;

(vi) each Contract entered into at any time since March 31, 2021, pursuant to which any of the Vantive Group Entities or any of Seller and its Subsidiaries in respect of the Business acquired another operating business or any equity securities or a material portion of the assets of another Person, under which a Vantive Group Entity or the Business has ongoing rights or obligations;

(vii) each Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which a Vantive Group Entity or the Business would be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business of any Person;

(viii) each Contract that prohibits the payment of dividends or distributions in respect of the capital stock, membership interests, partnership interests or other equity interests of any Vantive Group Entity, the pledging of the membership interests or other equity interests of any Vantive Group Entity or the incurrence of indebtedness by any Vantive Group Entity;

(ix) each Contract that (A) imposes a material restriction on (x) the geographies or lines of business in which any Vantive Group Entity or the Business may operate, including by materially limiting the ability to sell any particular services or products to any Persons (other than license or similar agreements entered into in the ordinary course of business) or (y) any Vantive Group Entity’s or the Business’s ability to solicit any customers or individuals for employment, (B) contains exclusivity obligations or similar restrictions binding on any Vantive Group Entity or the Business or that would be binding on any Vantive Group Entity or the Business after Closing, (C) pursuant to which the Business provides or receives any material pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers, including agreements containing “most favored nation” provisions or (D) contains “take or pay” or similar obligations binding on any Vantive Group Entity or the Business;

(x) each (A) Contract creating indebtedness for borrowed money in excess of $10,000,000 in the aggregate or guaranteeing any indebtedness for borrowed money and (B) hedging, swap, derivative or similar Contract;

(xi) any Government Contract;

(xii) each Contract involving a remaining commitment by any Vantive Group Entity or any of Seller or its Subsidiaries in respect of the Business to pay any single capital expenditure in excess of $10,000,000 or series of capital expenditures in excess of $25,000,000 in the aggregate;

(xiii) any broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, reseller, co-marketing or co-promotion Contract;

(xiv) any Contract involving any resolution or settlement of any actual or threatened Actions with a value in excess of $10,000,000 or that provides for any injunctive or other non-monetary obligations (other than customary confidentiality, release and non-disparagement obligations);

(xv) each Contract with a Material Customer or Material Supplier; and

(xvi) (A) each Business Guarantee in excess of $500,000 and (B) each Retained Business Guarantee.

(b) Seller has delivered or made available to Buyer correct and complete copies, as of the time of delivery, of each Material Contract (including all modifications, amendments, supplements, annexes and schedules thereto and written waivers thereunder). Except for expirations, including any non-renewals, in the ordinary course of business and in accordance with the terms of such Material Contracts as in effect on the Execution Date, each Material Contract is valid, binding and enforceable against Seller or its Subsidiaries (including the Vantive Group Entities), as the case may be, and, to the Knowledge of Seller, each other party thereto, in each case, subject to the Bankruptcy and Equity Exception, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole. There is no material breach or violation of, or default under, any such Material Contract by Seller or its Subsidiaries (including the Vantive Group Entities) or, to the Knowledge of Seller, any counterparty thereto, and no event has occurred that, with or without the lapse of time or the giving of notice or both, would constitute a material breach or default thereunder by Seller or its Subsidiaries (including the Vantive Group Entities) or would permit or cause the termination, acceleration or modification thereof, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole. To the Knowledge of Seller, no counterparty under a Material Contract has provided any notice of any intention to terminate or seek renegotiation of any Material Contract, other than in the ordinary course of business.

Section 2.14 Real Property.

(a) Section 2.14(a) of the Seller Disclosure Letter sets forth a correct and complete list (except for ministerial errors), as of the Execution Date, of all real property owned (i) by the Vantive Group Entities or (ii) by Seller or its Subsidiaries (other than the Vantive Group Entities) that is primarily used in connection with the operation of the Business, together with the street address, city, state and country (the real property required to be set forth in Section 2.14(a) of the Seller Disclosure Letter, collectively, the “Owned Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole, (i) the Vantive Group Entities or Seller or its Subsidiaries, as applicable, have good, valid and marketable title to the Owned Real Property, free and clear of all Liens except for Permitted Liens and (ii) there are no outstanding options or rights of first refusal to purchase any Owned Real Property, or any portion of any Owned Real Property or interest therein.

(b) Section 2.14(b) of the Seller Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of all real property leased or subleased to the Vantive Group Entities, Seller or its Subsidiaries that is used primarily in connection with the operation of the Business (the real property set forth in Section 2.14(b) of the Seller Disclosure Letter, collectively, the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”) and a list of all leases and subleases pursuant to which the Vantive Group Entities, Seller or its Subsidiaries hold any Leased Real Property (the “Leases”). Seller has delivered to Buyer a true and complete copy of each such Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole, Seller or its Subsidiaries have a valid and enforceable leasehold interest in all Leased Real Property and each Lease is in full force and effect and a valid and binding obligation of Seller or its Subsidiary, as the case may be, and, to the Knowledge of Seller, each other party thereto, in each case, subject to the Bankruptcy and Equity Exception, free and clear of all Liens, except Permitted Liens. There exists no material default on the part of the Vantive Group Entities, Seller or its Subsidiaries or, to the Knowledge of Seller, any party thereto, and none of the Vantive Group Entities, Seller or its Subsidiaries have received written notice of any material default by such Vantive Group Entity, Seller or Subsidiary, or, to the Knowledge of Seller, any other party thereto, under the Leases, and to the Knowledge of Seller, there are no pending or threatened condemnation proceedings or similar actions or casualties relating to any material part of such Leased Real Property.

(c) To the Knowledge of Seller, there are no pending or threatened condemnation proceedings or similar actions relating to Seller, the Vantive Group Entities or any part of the Owned Real Property. No Person other than the applicable fee owner of each Owned Real Property has any possessory or leasehold interest in the Owned Real Property or right to occupy the same.

(d) (i) There are no violations of any zoning ordinances, building codes or other governmental or regulatory laws affecting the Owned Real Property in any material respect or, to the Knowledge of Seller, planned material changes in any zoning ordinances or building codes or other governmental or regulatory laws that would affect the Owned Real Property and (ii) to the Knowledge of Seller, there are no planned or commenced public improvements related to the Owned Real Property that may result in material special assessments against any part of the Owned Real Property.

(e) The Vantive Group Entities, Seller or its Subsidiaries (as applicable) have obtained all Material Permits necessary for the present use and operation of each part of the Owned Real Property and the uses being made of such Owned Real Property are in conformity in all material respects with the certificate of occupancy and/or Material Permits for such property, and any other material restrictions, covenants or conditions affecting such Owned Real Property.

(f) The buildings and improvements on the Owned Real Property are in all material respects in good operating condition and in a state of good and working maintenance and repair, ordinary wear and tear excepted, except as may be addressed in the plans underlying the capital budget set forth in Section 4.1(a)(ix) of the Seller Disclosure Letter. There are no physical conditions or defects on any part of the Owned Real Property that would materially impair or would be reasonably expected to materially impair the continued operation of the Business as presently conducted at each such Owned Real Property. Since March 31, 2021, there have been no material casualties affecting the Owned Real Property and/or open insurance claims or settlements with respect thereto and there are no planned or required substantial capital expenditures in relation to the Owned Real Property other than as set forth in the capital budget set forth in Section 4.1(a)(ix) of the Seller Disclosure Letter.

(g) Each part of the Owned Real Property has adequate rights of access to dedicated public ways and is served by water, electric, sewer, sanitary sewer and storm drain facilities, in each case to the extent reasonably necessary for the operation, use and occupancy of such Owned Real Property as currently operated and used, except as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or to the Business, in either case, taken as a whole.

Section 2.15 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole: (a) each Vantive Group Entity and Seller and its Subsidiaries (with respect to the operation of the Business) are, and since March 31, 2021 have been, in compliance with all Environmental Laws; (b) each Vantive Group Entity and Seller and its Subsidiaries are in possession of and in compliance with, and since March 31, 2021 have been in possession of and in compliance with, all Material Permits required for the operation of the Business pursuant to applicable Environmental Laws, such Material Permits are in full force and effect, and all applications as necessary for renewal of such Material Permits have been timely filed; (c) the Vantive Group Entities, Seller and its Subsidiaries have not received from any Governmental Entity or other Person any written notice or Order regarding any actual or alleged violation of or Liability under any Environmental Law or Material Permit with respect to the Vantive Group Entities or the Business since March 31, 2021 (or earlier if the substance of such notice has not been fully resolved); (d) none of the Vantive Group Entities nor Seller or its Subsidiaries (with respect to the Business) has released, treated, stored, disposed of, arranged for disposal of, transported, handled, generated, manufactured, distributed, sold, owned or operated any property or facility contaminated by, or exposed any Person to, any Hazardous Substances (including at any Real Property) in each case requiring any investigation or remediation by or that has given or would give rise to Liability for the Vantive Group Entities, Seller or its Subsidiaries pursuant to any Environmental Law; (e) no Action or information request is pending or, to the Knowledge of Seller, threatened against the Vantive Group Entities or Seller or its Subsidiaries (with respect to the Business) under any Environmental Law or arising from the release or presence of or exposure to Hazardous Substances; (f) no Liens pursuant to Environmental Laws have been or are imposed on the owned Real Property and, to the Knowledge of Seller, no such Liens have been threatened; and (g) none of the Vantive Group Entities nor Seller or its Subsidiaries (with respect to the Business) has assumed or provided an indemnity with respect to any Liabilities of any other Person relating to Environmental Laws. Seller has delivered to, or has otherwise made available for inspection by, Buyer all material written environmental assessments, audits and reports from the three years preceding the Execution Date and other material documents bearing on material environmental, health or safety Liabilities of the Vantive Group Entities or the Business in the possession of the Vantive Group Entities, Seller or its Subsidiaries, in each case with respect to the current or former properties, facilities or operations of the Vantive Group Entities or the Business.

Section 2.16 Taxes.

(a) All income and other material Tax Returns required to have been filed by or with respect to the Business or the Vantive Group Entities have been duly and timely filed (within any applicable extension periods).

(b) The information provided on such Tax Returns is correct in all material respects, and all material Taxes required under applicable Law to be paid by or with respect to each Vantive Group Entity and the Business (and whether or not shown to be due and payable (on or before the Closing Date) on such Tax Returns) have been timely paid in full.

(c) Each Vantive Group Entity has made all material deductions and withholdings for or on account of any Tax, as required pursuant to applicable Law, from any payments made and (i) all amounts so deducted or withheld have been timely paid in full to the relevant Tax authority and (ii) each Vantive Group Entity has materially complied with all reporting requirements with respect to such payments (including maintenance of required records with respect thereto).

(d) There are no Liens for Taxes upon the Transferred Assets other than Permitted Liens.

(e) No Vantive Group Entity conducts a trade or business or has a permanent establishment (within the meaning of an applicable Tax treaty), or is otherwise subject to income tax, in each case, in any country other than the country of its formation, and no written claim has been made by a Tax authority in any jurisdiction where any Vantive Group Entity does not file Tax Returns that such Vantive Group Entity is required to file Tax Returns in such jurisdiction.

(f) No Vantive Group Entity has been a “distributing corporation” or a “controlled corporation” in connection with a distribution intended to qualify under Section 355(a) of the Code in the two (2) years prior to the date of this Agreement.

(g) No Vantive Group Entity has waived any statute of limitations (and no request for such waiver or consent is, to the Knowledge of Seller, pending) with respect to material Taxes or agreed to any extension of the period for assessment or collection of any material Taxes or deficiencies, in each case, which waiver or extension has continuing effect after the Closing Date, other than in connection with or as a result of the application of customary filing extensions applied in the ordinary course of business.

(h) No Vantive Group Entity (i) has any material liability for Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state or local Tax Law of the United States), (ii) has been a member of an affiliated group filing consolidated income Tax Returns (except, in the case of (i) and (ii) for a group of which Seller or an Affiliate thereof is the common parent), (iii) is liable for any material Taxes of any other Person as transferee or successor, or (iv) is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than (A) an agreement or arrangement solely between or among the Vantive Group Entities and their Subsidiaries or (B) any customary employment, leasing, financing or other commercial Contracts entered into in the ordinary course of business, the principal purpose of which is unrelated to Taxes).

(i) No Vantive Group Entity has been notified by any Tax authority of any material audits or investigations that are currently being made by such Tax authority regarding such Vantive Group Entity.

(j) Each Vantive Group Entity is in compliance in all material respects with applicable transfer pricing Laws, including the maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodologies.

(k) No Vantive Group Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. income Tax Law), entered into on or prior to the Closing Date, (iv) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date or (v) a change in the method of accounting for a period ending prior to or including the Closing Date.

(l) No Vantive Group Entity has participated in a “listed transaction” as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(m) For U.S. federal income tax purposes, none of the Transferred Assets or the Interests treated as directly sold by Baxter Healthcare Holding Ltd. (or its regarded owner for U.S. federal income tax purposes) is a “United States real property interest” within the meaning of Section 1445 of the Code.

(n) The tax classification for U.S. federal income tax purposes of each Vantive Group Entity to be effective as of the Closing Date is set forth in Section 2.16(n) of the Seller Disclosure Letter.

(o) Section 2.16(o) of the Seller Disclosure Letter sets forth a materially accurate and complete listing of all intercompany loans solely among the Vantive Group Entities as of July 31, 2024. From July 31, 2024 through the Execution Date, all intercompany loans set forth in Section 2.16(o) of the Seller Disclosure Letter have been maintained and conducted in the ordinary course of business in all material respects.

(p) Notwithstanding anything to the contrary in this Agreement, (i) nothing in this Agreement (including this Section 2.16) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, availability of or limitations on any Tax attribute (including amounts related to losses, basis, credits or any other similar item) with respect to the Vantive Group Entities or the Transferred Assets; and (ii) the representations and warranties in this Section 2.16 and Section 2.9 to the extent those relate to Taxes refer only to activities prior to the Closing and shall not serve as representations and warranties regarding Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date.

Section 2.17 Intellectual Property; Information Technology; Privacy.

(a) Section 2.17(a) of the Seller Disclosure Letter contains a complete and accurate list as of the Execution Date of all Registered Intellectual Property Rights that are included in the Transferred Intellectual Property (collectively, “Registered IP”). Each item of Registered IP is subsisting and the granted, registered and unexpired items included therein are, to the Knowledge of Seller, valid and enforceable. Immediately after the Closing, the Vantive Group Entities will (i) exclusively own all Transferred Intellectual Property (other than any Transferred Intellectual Property that constitutes a Delayed Vantive Asset) free and clear of all Liens (other than Permitted Liens) and (ii) have a license or other right to use or receive the benefits of (including pursuant to this Agreement or an Ancillary Agreement, as applicable), all other Intellectual Property Rights that are used in the Business as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the conduct of the Business as currently conducted does not infringe, misappropriate or otherwise violate, and has not, since March 31, 2021, infringed, misappropriated or otherwise violated the Intellectual Property Rights of any third Person, and since March 31, 2021, neither Seller nor any of its Subsidiaries has received notice of any Action (including cease and desist letters and invitations to take a license) alleging the same and (ii) no Action (including any oppositions, derivations, interferences or re-examinations) is pending or threatened in writing that challenges the validity, ownership or enforceability of any Transferred Intellectual Property.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of Seller, no third Person is infringing, misappropriating or otherwise violating, or, since March 31, 2021, has infringed, misappropriated or otherwise violated, the Transferred Intellectual Property, and there is no, and since March 31, 2021 has been no, pending Action alleging the same.

(d) Seller and its Subsidiaries (including the Vantive Group Entities) maintain and implement commercially reasonable practices to protect the confidentiality and secrecy of any material Trade Secrets (i) included in the Transferred Intellectual Property or (ii) provided to the Vantive Group Entities in connection with the Business under obligations of confidentiality.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no source code of any Vantive Software has been disclosed, escrowed or made available to or for any third Person (and neither Seller nor any of its Subsidiaries has agreed to do the same), except under a written escrow Contract or to regulators, employees, contractors or other third-party service providers under a duty of confidentiality. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Vantive Software incorporates, includes, embeds, links with or is distributed with, open source software in a manner that would, as a result of any requirement in any license identified as an open source software license by the Open Source Initiative (www.opensource.org/) with respect to such open source software, (i) restrict Seller or its Subsidiaries from charging a fee for such Vantive Software or (ii) require that the source code to any Vantive Software be licensed to any Person, including for the purpose of making modifications or derivative works.

(f) Immediately after the Closing, the Vantive Group Entities will (i) exclusively own all Transferred IT Assets, free and clear of all Liens (other than Permitted Liens), and (ii) have a valid license or other right to use or receive the benefit of (including pursuant to this Agreement or an Ancillary Agreement, as applicable), all other IT Assets that are used in or necessary for the Business as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g) Except as would not, individually or in the aggregate, be material and adverse to the Vantive Group Entities (taken as a whole), (i) the patents and patent applications set forth in Section 2.17(a) of the Seller Disclosure Letter constitute all of the patents and patent applications owned by Seller and its Subsidiaries that are Related to the Business as of the date hereof, and (ii) the trademark registrations and trademark applications set forth in Section 2.17(a) of the Seller Disclosure Letter constitute all of the trademark registrations and trademark applications owned by Seller and its Subsidiaries that are Related to the Business as of the date hereof, excluding any Licensed Marks (as defined in the Intellectual Property Agreement) that may be Related to the Business.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the conduct of the Business by Seller and its Subsidiaries, and the Processing by them, or, to the Knowledge of Seller, by third parties on their behalf, of any Personal Information related to the Business, are, and have since March 31, 2021 been, in material compliance with (A) applicable Privacy Laws, including by the implementation of technical, physical, and administrative safeguards to protect Personal Information against any loss or unauthorized use, access or disclosure and (B) their respective privacy and security policies, rules and procedures, including any relating to privacy, data protection and the collection and Processing of Personal Information with respect to the Business (collectively, “Privacy Obligations”), (ii) since March 31, 2021, with respect to the Business, neither Seller nor any of its Subsidiaries have received any written notice or claim (including any communication from any Governmental Entity) alleging any non-compliance with any Privacy Obligations and, to Knowledge of Seller, no such claim is pending, and (iii) Seller and its Subsidiaries are, and have since March 31, 2021, been, in compliance with the requirements of all contractual agreements (including HIPAA Business Associate Agreements) binding on Seller or its Subsidiaries concerning privacy and security of Personal Information used in connection with the Business.

(i) Since March 31, 2021 there has been no (i) vulnerability, defect, failure or malfunction of any Transferred IT Assets, (ii) breach, unauthorized access to or unauthorized use of any Transferred IT Assets (including ransomware attacks) or incident of any kind which resulted in the unauthorized access, use, theft, loss, rendering unavailable or not accessible, disclosure, transfer or destruction of any information or data contained therein or transmitted thereby (including Trade Secrets and Personal Information) and (iii) disclosure of any such breach or unauthorized access or use by Seller or its Subsidiaries to any Person or Governmental Entity that, in each case of (i), (ii) and (iii), taken individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Since March 31, 2021, to the Knowledge of Seller, all Transferred IT Assets are free from Contaminants except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, in respect of the Transferred IT Assets, Seller and its Subsidiaries (i) have established, implemented, tested and maintained commercially reasonable backup and disaster recovery measures, reasonably consistent with industry practices, and (ii) have implemented and maintained reasonable and appropriate administrative, technical and physical safeguards that conform in all material respects with all applicable Privacy Obligations.

Section 2.18 Insurance. Section 2.18 of the Seller Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of all material insurance policies and coverage (including self-insurance programs) maintained by or otherwise relating to the Business or the Vantive Group Entities (the “Insurance Policies”), including, for each, the amount and type of coverage, carrier and term. Section 2.18 of the Seller Disclosure Letter also sets forth a correct and complete list, as of the Execution Date, of all material claims made by the Business, any Vantive Group Entity or Seller or its Subsidiaries in connection with the Business or the Vantive Group Entities under any Insurance Policy since March 31, 2021. Each Insurance Policy is in full force and effect, subject to the Bankruptcy and Equity Exception, and all premiums due with respect to all Insurance Policies have been paid, and no Vantive Group Entity, Seller or any Subsidiary thereof is in default with respect to the obligations under any Insurance Policy or has otherwise failed to comply in all material respects with the terms and conditions of any Insurance Policy, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Knowledge of Seller, (i) none of any Vantive Group Entity, Seller or any Subsidiary thereof has received any notice of cancellation or non-renewal with respect to any Insurance Policy and (ii) no insurer under any Insurance Policy has questioned, disputed or denied or threatened to question, dispute or deny any material claim thereunder that relates to the Transferred Assets, the Vantive Group Entities or the Business.

Section 2.19 Sufficiency of Assets; Assets.

(a) Upon (i) the purchase and acquisition of the Interests and the receipt of the benefits by Buyer of the Deferred Vantive Local Businesses, in each case, in accordance with this Agreement, (ii) the receipt of the benefits by Buyer of the Commingled Contracts in accordance with Section 4.19(a), (iii) the receipt of any necessary third-party Consents in connection with the Transactions (including, for the avoidance of doubt, any necessary Consents to transfer the Deferred Vantive Local Businesses), (iv) the transfer or assignment to the Vantive Group Entities of the Transferred Contracts pursuant to Section 4.19(b), (v) the replacement of any guarantee and insurance arrangements that are not included in the Transactions and (vi) the receipt by Buyer of the services and other rights and benefits to be provided by Seller and its Subsidiaries (other than the Vantive Group Entities) to Buyer under the Ancillary Agreements, Buyer shall have, directly or indirectly, immediately following the Closing (A) all assets, Contracts, rights, properties, Material Permits and services required, used or held for use in and (B) all assets, Contracts, rights, properties, Material Permits and services that are necessary and sufficient for, in each case the ongoing conduct of the Business immediately following the Closing in all material respects as the Business is currently being conducted as of immediately prior to the Closing; provided, that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of the Intellectual Property Rights of any third Person.

(b) The Vantive Group Entities, Seller or its Subsidiaries do (and at the Closing or the applicable Local Closing, as the case may be, the Vantive Group Entities will) own good, valid and marketable title to, or hold a good and valid leasehold interest in, all of the personal property of the Business that does not constitute Excluded Assets, including all such assets reflected on the Financial Statements (other than Inventory sold in the ordinary course of business and for obsolete assets disposed of in the ordinary course of business), free and clear of all Liens, except for Permitted Liens. The tangible assets of the Business are in good operating condition and adequate for the uses to which they are being put in all material respects, and none of such property is in need of maintenance or repairs, except for ordinary routine maintenance and repairs that are not material in nature or cost to the Vantive Group Entities, taken as a whole, or as may otherwise be addressed in the plans underlying the capital budget set forth in Section 4.1(a)(ix) of the Seller Disclosure Letter.

Section 2.20 Related-Party Contracts.

(a) Section 2.20(a) of the Seller Disclosure Letter lists all material Contracts as of the Execution Date to which the Business or any Vantive Group Entity, on the one hand, and Seller or any of its Affiliates (other than such Vantive Group Entity), or any directors or officers of the Vantive Group Entities, Seller or any of its Affiliates, on the other hand, are parties or are otherwise bound or affected, other than any employment, bonus, indemnity and similar arrangements with respect to directors or officers of the Vantive Group Entities or any Intercompany Agreements that were executed in connection with the Pre-Closing Reorganization.

(b) To the Knowledge of Seller, no Affiliate of any Vantive Group Entity (other than any other Vantive Group Entity) (i) has initiated or threatened to bring any Action against the Business or any Vantive Group Entity since March 31, 2021, (ii) owes any amount of indebtedness to, or is owed any material amount of indebtedness by, any Vantive Group Entity or (iii) has engaged in any non-ordinary course transaction with any Vantive Group Entity or the Business since March 31, 2021 or has a significant ownership interest in or receives compensation from any Material Customer or Material Supplier.

Section 2.21 Brokers and Finders. None of the Vantive Group Entities, Seller, their or its Affiliates or any of their or its respective directors or officers, as applicable, or the Business, as applicable, has employed any investment banker, broker or finder or incurred or will incur any liability for any brokerage payments, investment banking fees, commissions, finders’ fees or other similar payments in connection with the Transactions.

Section 2.22 Customers and Suppliers.

(a) Section 2.22(a) of the Seller Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of the top fifteen (15) third-party customers (by revenue on an aggregate basis in the case of any Affiliated customers) of the Business, taken as a whole, for the twelve (12)-month period prior to December 31, 2023 (collectively, the “Material Customers”) and the aggregate amount of consideration paid to the Business by each Material Customer during such twelve (12)-month period. During the twelve (12) months prior to December 31, 2023, neither Seller nor any of its Subsidiaries (including the Vantive Group Entities) has received any written notice, or to the Knowledge of Seller, oral notice from an individual at such Material Customer with decision-making authority with respect thereto, from any Material Customer indicating that it intends to cancel, terminate or otherwise adversely modify in any material respect its relationship with the Business, including any materially adverse change to the volume, frequency or terms of business, nor, to the Knowledge of Seller, does any Material Customer credibly intend to do any of the foregoing. To the Knowledge of Seller, no material dispute currently exists with respect to any Material Customer, nor has any material dispute arisen with respect to any Material Customer since March 31, 2021.

(b) Section 2.22(b) of the Seller Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of the top fifteen (15) third-party suppliers and service providers (based on consideration paid to each third-party supplier and service provider) of the Business, taken as a whole, for the twelve (12)-month period prior to December 31, 2023, but excluding those third-party suppliers and service providers primarily engaged to provide supplies or services in connection with the Spin-Off or the Transactions (collectively, the “Material Suppliers”) and the aggregate amount of consideration paid to each Material Supplier by the Business during such twelve (12)-month period. During the twelve (12) months prior to December 31, 2023, neither Seller nor any of its Subsidiaries (including the Vantive Group Entities) has received any written notice, or to the Knowledge of Seller, oral notice from an individual at such Material Supplier with decision-making authority with respect thereto, from a Material Supplier indicating that it intends to cancel, terminate or otherwise adversely modify in any material respect its relationship with the Business, including any materially adverse change to the volume, frequency or terms of business, nor, to the Knowledge of Seller, does any Material Supplier credibly intend to do any of the foregoing. To the Knowledge of Seller, no material dispute currently exists with respect to any Material Supplier, nor has any material dispute arisen with respect to any Material Supplier since March 31, 2021.

Section 2.23 Product Liability; Warranties.

(a) Since March 31, 2021, (i) there has not been any material claim pending or threatened in writing against the Vantive Group Entities, Seller or any of its Subsidiaries for any product returns, product liability or warranty obligations relating to the Vantive Products from any particular customer or with respect to any particular Vantive Product of more than $5,000,000; (ii) the Vantive Products have complied in all material respects with applicable Laws; (iii) the Vantive Group Entities, Seller and its Subsidiaries (as applicable) have conducted audits and inspections of the Business’s facilities, consistent in all material respects with industry standards, and none of these inspections or audits have resulted in material adverse findings; (iv) there have not been any material defects or deficiencies or any claimed material defects or deficiencies in any such Vantive Products that would reasonably be expected to result in an individual Action or collective or class action claim against any Vantive Group Entity, Seller or its Subsidiaries relating to Vantive Products of greater than $5,000,000; (v) none of the Vantive Products designed, manufactured, packaged, labeled, shipped or sold by any Vantive Group Entity, Seller or its Subsidiaries has been subject to, or is subject to, any recall mandated by any Governmental Entity or demanded in writing by any customer; (vi) to the Knowledge of Seller, none of the Vantive Products has been subject to, or is subject to, any investigation by any Governmental Entity, and, as of the Execution Date, no Vantive Group Entity, Seller or its Subsidiaries has received any written communication related to any threatened investigation relating to the Vantive Products; and (vii) the Vantive Group Entities, Seller and its Subsidiaries have not voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement relating to any of the Vantive Products and, to the Knowledge of Seller, there are no facts or circumstances that would reasonably be expected to cause any Governmental Entity to require, or any Vantive Group Entity, Seller or its Subsidiaries acting reasonably to voluntarily conduct, any recall, market withdrawal, replacement, relabeling or suspension of manufacturing, promotion, importation or sale of any of the Vantive Products.

(b) There are no standard terms, warranties and conditions of service, sale or lease provided by the Vantive Group Entities, Seller or its Subsidiaries or the Business with respect to the Vantive Products (containing any applicable guaranty, warranty and indemnity provisions) other than under any Contracts.

(c) The Business has (and each of the Vantive Group Entities, Seller and its Subsidiaries, in connection with the Business have) marketed its services to potential customers in compliance with applicable Law in all material respects.

Section 2.24 Regulatory Matters.

(a) Each of Seller, the Vantive Group Entities and its and their Subsidiaries have been since March 31, 2021 and currently are operating in compliance in all material respects with all Healthcare Laws. None of Seller, the Vantive Group Entities or its or their Subsidiaries is subject to any material Action against or affecting the Vantive Group Entities or the Business relating to or arising under any Healthcare Laws, and, to the Knowledge of Seller, no such Action has been threatened.

(b) All products that have been developed, tested, sourced, manufactured, packaged, stored, used, distributed, labeled, sold, imported, and exported by or on behalf of the Vantive Group Entities or Business are, and since March 31, 2021 have been, in material compliance with all Healthcare Laws. To the Knowledge of Seller, no such products have been subject to, nor are there any facts or circumstances reasonably likely to lead to, any recalls, field notifications, market withdrawals or replacements, warnings, “dear doctor” letters, safety alerts, suspensions of manufacturing or distribution, seizures, detentions, holds, or other notices of action relating to an alleged lack of safety or regulatory compliance, except as would not, individually or in the aggregate, reasonably be expected to be, material to the Vantive Group Entities or the Business, in either case, taken as a whole. As of the Execution Date, none of Seller, the Vantive Group Entities or its or their Subsidiaries has received written notice of, or, to the Knowledge of Seller, identified, instances or allegations of research misconduct, research fraud, or improper or inaccurate data collection or recording with respect to a Vantive Product that would reasonably be expected to compromise or materially affect the integrity, reliability, completeness, or accuracy of the resulting data, or the rights, safety, or welfare of the research participants.

(c) Since March 31, 2021, none of Seller, the Vantive Group Entities or its or their Subsidiaries has received any Form FDA-483, written notice of adverse finding, warning letters, written notice of violation or “untitled letters,” notice of FDA action for import detentions or refusals, written notice of any pending investigation, or any other written correspondence or written notice or, to the Knowledge of Seller, any oral notice, from the FDA or other Governmental Entity alleging or asserting any noncompliance with any applicable Healthcare Laws, in each case with respect to the Business, except as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole. (i) None of Seller, the Vantive Group Entities or its or their Subsidiaries are subject to any obligation arising under an administrative or regulatory action, inspection, warning letter, notice of violation, notice of adverse finding, notice of deficiency, or other notice, response or commitment made to or with FDA or any comparable Governmental Entity with respect to a violation or FDA action, in each case with respect to the Business, and (ii) no such proceedings have been threatened in writing, in each case of clauses (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to be, material to the Vantive Group Entities or the Business, in either case, taken as a whole.

(d) Since March 31, 2021, Seller, the Vantive Group Entities and its and their Subsidiaries and, to the Knowledge of Seller, its and their employees, agents, and contractors have maintained and filed with the FDA and other Governmental Entities all material reports, data, documents, forms, notices, applications, records and claims that are necessary to comply in all material respects with applicable Healthcare Laws with respect to the Business. To the Knowledge of Seller, all such reports, data, documents, forms, notices, applications, records, claims, and other filings to the FDA and any similar Governmental Entity made with respect to the Business by Seller, the Vantive Group Entities and its and their Subsidiaries and their employees, agents, and contractors were true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, have been updated to be true, accurate and complete in all material respects as of the date of such update.

(e) Since March 31, 2021, none of Seller, the Vantive Group Entities or its or their Subsidiaries or, to the Knowledge of Seller, its or their employees, agents or contractors has made any materially false or fraudulent statement on, or material omission from, any notifications, applications, approvals, reports and other submission to any Governmental Entity or in any Action with respect to the Business, including any such statement or omission that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities.”

(f) None of Seller, the Vantive Group Entities or its or their Subsidiaries or, to the Knowledge of Seller, its or their employees, agents, or contractors (in each case, with respect to the Business) has been suspended, excluded, debarred, disqualified or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335(a) or (b) or any similar Law, (ii) exclusion under 42 U.S.C. Section 1320a-7, (iii) prohibition from participating in any procurement program of or otherwise contracting with any Governmental Entity, (iv) disqualification under 21 CFR §§ 312.70 or 812.119 or any similar Law or (v) assessment of penalties under any Healthcare Law. None of Seller, the Vantive Group Entities or its or their Subsidiaries nor, to the Knowledge of Seller, their employees, agents, or independent contractors (in each case, with respect to the Business) has engaged in any conduct that would reasonably be expected to result in such a debarment or exclusion. None of Seller, the Vantive Group Entities or its or their Subsidiaries nor, to the Knowledge of Seller, any of its or their respective directors, officers, employees, or agents is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, deferred prosecution agreement, non-prosecution agreement, or other similar written agreement, in each case, entered into with or imposed by any Governmental Entity, and no such action is currently pending.

(g) To the Knowledge of Seller, since March 31, 2021, all clinical trials conducted by or on behalf of Seller, the Vantive Group Entities or its or their Subsidiaries with respect to Vantive Products have been conducted in all material respects in compliance with applicable clinical protocols pursuant to applicable Laws, including Healthcare Laws.

(h) Seller, the Vantive Group Entities and its and their Subsidiaries have in place an operational regulatory compliance program that governs all employees, agents and contractors and that is designed to address compliance with all applicable Healthcare Laws and Privacy Laws with respect to the Business. The Vantive Group Entities and the Business operate in compliance with such regulatory compliance program in all material respects.

(i) Since March 31, 2021, none of Seller, the Vantive Group Entities, or its or their Subsidiaries, nor, to the Knowledge of Seller, any of their Representatives (acting on behalf of the Business) has directly or indirectly (i) offered to pay any remuneration to or solicited any remuneration from, in cash, property or in kind, any past or present customer, physician, health care provider, supplier, contractor, third party, or health care program in connection with the operation of the Business in violation of applicable Laws, (ii) used or attempted to use any funds of the Business for any unlawful contribution, gift, entertainment, travel expense or other unlawful expenses relating to a charitable contribution in connection with the operation of the Business in violation of applicable Laws, or (iii) used or attempted to use any charitable organization affiliated with the Business to provide unlawful remuneration to a third party in connection with the operation of the Business in violation of applicable Laws, except, in the case of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole. Since March 31, 2021, none of Seller, the Vantive Group Entities or its or their Subsidiaries, nor, to the Knowledge of Seller, any of their Representatives (acting on behalf of the Business), has submitted or caused to be submitted any claim for payment to any health care program in material violation of any applicable Healthcare Laws.

(j) All billing practices (including billing, coding, filing, and claims practices, and the related reports and filings) of Seller for healthcare products or services, the Vantive Group Entities and Business are, and have been since March 31, 2021, in compliance in all material respects with applicable Healthcare Laws and all applicable requirements of Government Reimbursement Programs and Private Programs (“Third-Party Payor Requirements”). As of the Execution Date, each of Seller, the Vantive Group Entities and its and their Subsidiaries has paid or caused to be paid all known and undisputed refunds, overpayments, discounts or adjustments, which have become due to any Governmental Entity, Government Reimbursement Program, or Private Program. Each of Seller, the Vantive Group Entities and its and their Subsidiaries do not have any reimbursement, payment, or payment rate appeals, disputes, or contested positions pending before any Governmental Entity, Government Reimbursement Program, or Private Program. As of the Execution Date, the right of Seller, the Vantive Group Entities and its and their Subsidiaries to receive reimbursements pursuant to any Government Reimbursement Program or Private Program has not been terminated, rescinded, suspended, or, to the Knowledge of Seller, otherwise adversely affected as a result of any Action by a Governmental Entity, Government Reimbursement Program, or Private Program.

(k) Each Healthcare Professional employed or otherwise retained by Seller or any of its Affiliates to provide services to the clinic Business in his or her capacity as a Healthcare Professional is or has been since March 31, 2021 in material compliance with respect to such services with all Healthcare Laws by which such Healthcare Professional is bound or to which such Healthcare Professional is subject, except as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole. Neither Seller nor its Subsidiaries has received any written notice of any instances or allegations which, if proven, would adversely affect the ability of the Business to provide healthcare services in any jurisdiction in which it is currently conducting business.

(l) Each Healthcare Professional employed or otherwise retained by Seller or any of its Affiliates to provide services to the clinic Business in his or her capacity as a Healthcare Professional since March 31, 2021, for the period of time such Healthcare Professional was providing such services: (i) is and has been duly licensed and registered, and in good standing in the jurisdiction in which such Healthcare Professional engages in the practice of their profession, and said license and registration has not been suspended, revoked, or restricted in any manner; and (ii) for Healthcare Professionals whose healthcare services include prescription or dispensing of any prescription drugs and devices, holds all Permits required to prescribe and dispense prescription drugs and devices to patients, except, in the case of clause (i) or (ii), as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole.

(m) There is no pending or, to the Knowledge of Seller, threatened Action by any Governmental Entity alleging that the Business violates any applicable Laws in any material respect regarding: (i) the organization or ownership of Persons that employ Healthcare Professionals; (ii) the manner in which Healthcare Professionals may split or share with other Persons fees generated from the provision of professional services; or (iii) the unauthorized or unlicensed practice of a licensed profession by Persons not wholly owned by Healthcare Professionals.

(n) As of the Execution Date, Seller and the Vantive Group Entities and its and their Subsidiaries have not received written notice from Governmental Entities that enforce or administer the statutory or regulatory provisions in respect to any Government Reimbursement Program of any pending or, to the Knowledge of Seller, threatened investigations with respect to the operation of the Business, except as would not, individually or in the aggregate, reasonably be expected to be material to the Vantive Group Entities or the Business, in either case, taken as a whole.

Section 2.25 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly set forth in this Article II and in the Ancillary Agreements or any certificate required to be delivered hereunder or thereunder, none of Seller, its Subsidiaries or any other Person makes (and Seller and its Subsidiaries hereby disclaim) any other express or implied representation or warranty with respect to Seller, the Vantive Group Entities or any other Subsidiaries of Seller or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement and the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Buyer or any of its Subsidiaries or their respective Affiliates in connection with the Transactions.

(b) Seller acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III of this Agreement and in the Ancillary Agreements, none of Buyer, any Related Party of Buyer or any other Person has made any express or implied representation or warranty with respect to the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose), and Seller has not relied on any representation or warranty other than those expressly set forth in Article III of this Agreement and in any certificate required to be delivered hereunder; provided, however, that notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 2.25(b), nothing in this Section 2.25(b) shall limit Seller’s remedies with respect to claims of Fraud or intentional breach in connection with, arising out of or otherwise related to the express written representations and warranties made by Buyer in this Agreement and in any Ancillary Agreement or in any certificate required to be delivered hereunder or thereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as of the Execution Date and as of the Closing as follows:

Section 3.1 Organization, Good Standing and Qualification. Buyer (a) is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently conducted and (c) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such authorization, licensing and qualification, except in the case of clause (b) or (c) where the failure to be so qualified or in good standing or to have such power or authority would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

Section 3.2 Authority; Approval. Buyer has all requisite power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. This Agreement has been, and each of the Ancillary Agreements will be at the Closing, duly executed and delivered by Buyer and, when executed and delivered by Seller and the other parties hereto and thereto, will constitute a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.3 Governmental Filings; No Violations; Certain Contracts.

(a) Other than the expirations of waiting periods and the filings, notices, reports and Permits (i) under the HSR Act and (ii) the Approvals, no expirations of waiting periods under applicable Laws are required and no notices, reports or other filings are required to be made by Buyer with, nor are any Permits required to be obtained by Buyer from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer or the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b) The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the Transactions will not, conflict with, or result in any breach or violation of, or default (with or without notice, lapse of time or both) under, or give rise to any consent right, right of termination, loss of rights, adverse modification of provisions, requirement to deliver a notice, cancellation or acceleration of any obligations under, or result in the creation of a Lien on any of the assets of Buyer under any provision of (i) the certificate of incorporation, by-laws or comparable governing documents of Buyer or its Affiliates, (ii) any Contract binding upon Buyer or its Affiliates or (iii) assuming (solely with respect to performance of this Agreement and the Ancillary Agreements and consummation of the Transactions) compliance with the matters referred to in Section 3.3(a) and Section 4.3(a), any Law to which Buyer or its Affiliates are subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, loss, adverse modification, cancellation, acceleration or creation that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

Section 3.4 Litigation. There are no Actions pending or, to the Knowledge of Buyer, threatened in writing against Buyer that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions. Buyer is not a party to or subject to the provisions of any Order that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

Section 3.5 Financing.

(a) As of the Execution Date, US Bidco I and US Bidco II are party to and have accepted a fully executed debt commitment letter in effect on the Execution Date (as amended, supplemented or replaced in compliance with this Agreement, together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b) As of the Execution Date, Lux Bidco is a party to and has accepted the Equity Commitment Letter (together with the Debt Commitment Letter, the “Commitment Letters”) from the Equity Financing Sources pursuant to which the Equity Financing Sources have agreed, subject to the terms and conditions thereof, to directly or indirectly invest in Lux Bidco up to the amounts set forth therein, subject to the terms and conditions thereof. The cash equity committed pursuant to the Equity Commitment Letter is collectively referred to in this Agreement as the “Cash Equity.” The Cash Equity and the Debt Financing are collectively referred to as the “Financing.”

(c) Buyer has delivered to Seller true, complete and correct copies of the executed Commitment Letters and any fee letters referred to in the Debt Commitment Letter, subject, in the case of such fee letters, to customary redactions related to any fee amounts and other economic or commercially sensitive numbers and provisions (including any ratio terms and related dates) and any provisions relating to “flex”; provided, however, that no redacted term provides that the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter could be reduced or directly or indirectly adds any conditions or contingencies or adversely affects the availability of all or any portion of the Debt Financing or the enforceability of the Debt Commitment Letter (in each case, below the Required Funding Amount).

(d) Except as expressly set forth in the Commitment Letters or the unredacted portions of any fee letter, (x) there are no conditions precedent to the obligations of the Lenders and the Equity Financing Sources to provide the Financing and (y) as of the Execution Date, assuming the conditions set forth in Section 5.1 and Section 5.2 are satisfied, Buyer does not have any reason to believe that any condition to funding the applicable Financing in any of the Commitment Letters would not be satisfied on or prior to the Closing Date. As of the Execution Date, other than any fee letters provided, there are no side letters, understandings or other agreements, contracts or arrangements of any kind to which Buyer is a party relating to the Commitment Letters or the Financing.

(e) Assuming (i) the Financing is funded in full in accordance with the terms of the Commitment Letters and (ii) the satisfaction of the conditions set forth in Section 5.1 and Section 5.2, the Financing will provide Buyer with net cash proceeds on the Closing Date sufficient for the satisfaction of the Required Funding Amount under this Agreement and under the Commitment Letters, required to be paid on or prior to the Closing Date.

(f) As of the Execution Date, the Commitment Letters are valid, in full force and effect and binding on Buyer and, to the Knowledge of Buyer, the other parties thereto (subject to the Bankruptcy and Equity Exception). As of the Execution Date, assuming that the conditions set forth in Section 5.1 and Section 5.2 are satisfied as of the Closing Date, no event has occurred which (with or without notice, lapse of time or both) would constitute a default or breach of an obligation or failure of a condition precedent on the part of Buyer under the terms and conditions of the Commitment Letters. As of the Execution Date, none of the Commitment Letters has been modified, amended or altered, and none of the respective commitments under any of the Commitment Letters has been withdrawn or rescinded in any respect, and, to the Knowledge of Buyer, no withdrawal or rescission thereof is contemplated. Buyer has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement pursuant to the Commitment Letters in connection with the Financing. Buyer acknowledges and agrees that it is not a condition to the Closing or, subject to Section 8.4(e), to any of its obligations under this Agreement that Buyer obtain financing (including the Financing) for, or related to, any of the Transactions.

Section 3.6 Solvency.

(a) Buyer is not entering into this Agreement or the Transactions with the intent to hinder, delay or defraud either present or future creditors.

(b) After giving effect to the Transactions, at and immediately after the Closing and assuming that the Assumptions are correct, Buyer and its Subsidiaries (including the Vantive Group Entities), on a consolidated basis, (i) will be solvent (in that both the fair value of, and on a going concern basis, their assets will not be less than the sum of their debts and that the present fair saleable value of their assets will not be less than the amount required to pay the probable liability on their existing debts as they become absolute and matured in the ordinary course of business), (ii) will not have an unreasonably small amount of capital with which to engage in their businesses as presently conducted and (iii) will not have incurred debts beyond their ability to pay as they become absolute and matured in the ordinary course of business. For the purposes of this Section 3.6(b), the “Assumptions” shall mean (x) that the representations and warranties of Seller contained in this Agreement and any certificate hereunder are true and correct in all material respects as of the Closing, (y) the satisfaction of the conditions to Buyer’s obligation to consummate the Transactions, and (z) any estimates, projections or forecasts of the Business made available to Buyer by Seller were reasonable and continue to be reasonable in all material respects.

Section 3.7 Investment Intent. Buyer is acquiring the Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Interests are not registered under the Securities Act, any state securities Laws or any other applicable securities Laws, and that the Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities Laws and regulations and any other applicable securities Laws, as applicable.

Section 3.8 No Competitive Assets. To the Knowledge of Buyer, (a) neither Buyer nor any of its Affiliates, or any of their respective “associates” or “affiliates” (each as defined in 16 CFR § 801.1(d)) hold, directly or indirectly, five (5%) or more of the voting securities or non-corporate interests (as “hold,” “voting securities” and “non-corporate interest” are defined under 16 CFR § 801) of any entity that directly competes to a material extent or, to the Knowledge of Buyer, as of the Execution Date, has any plans to compete in the future with the Business to the extent that any such holdings would reasonably be expected to prevent or materially delay the expiration or termination of any waiting period, under the HSR Act or under other Antitrust Laws in connection with the Transactions (provided, that, for purposes of this Section 3.8(a), the last sentence of the definition of “Affiliate” shall be deemed deleted), and (b) neither Buyer nor any of the Equity Financing Sources have any officer or board of director (or equivalent) positions in any investment that it holds that would result in an interlocking director or officer position in respect of the Vantive Group Entities following Closing.

Section 3.9 Brokers and Finders. Neither Buyer nor any of its Affiliates, nor any of their respective directors or employees (including any officers) has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, other than in connection with any obligations or liabilities that will be borne solely by Buyer and its Affiliates.

Section 3.10 Access and Information. Buyer and each of its Representatives has (a) had sufficient access to and the opportunity to review all of the documents in the “Spruce” virtual data room hosted by Datasite and (b) been afforded reasonable access to the books and records, facilities and officers, directors, managers, employees and other representatives of Seller for purposes of conducting a due diligence investigation with respect to the Business (including an opportunity to inspect the facilities of Seller and its Subsidiaries material to the Transactions (including the Mountain Home Facility)). Buyer has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Business, and, in making their determination to proceed with the Transactions, Buyer and each of its Affiliates have relied solely on the results of such independent investigation and verification and on the representations and warranties of Seller expressly and specifically set forth in Article II (as qualified by the Seller Disclosure Letter with respect thereto) and in any Ancillary Agreement or certificate required to be delivered hereunder or thereunder. Buyer is knowledgeable about the industries in which the Business and the Vantive Group Entities operate and is capable of evaluating the merits and risks of the Transactions and is able to bear the substantial economic risk of such investment for an indefinite period of time.

Section 3.11 RWI Policy. Buyer has obtained a binder to a representations and warranties insurance policy, effective as of the Closing (the “RWI Policy”). Prior to the date of this Agreement, Buyer has delivered to Seller a true, correct and complete copy of such conditional binder.

Section 3.12 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly set forth in this Article III and in the Ancillary Agreements or any certificate required to be delivered hereunder or thereunder, neither Buyer nor any other Person makes (and Buyer, on behalf of itself, its Subsidiaries and their respective Affiliates hereby disclaims) any other express or implied representation or warranty with respect to the Transactions or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Seller or any of its Subsidiaries with the Transactions.

(b) Buyer acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II of this Agreement (as qualified by the Seller Disclosure Letter with respect thereto) and in the Ancillary Agreements and in any certificate required to be delivered hereunder or thereunder, none of Seller, its Subsidiaries nor any other Person has made any express or implied representation or warranty with respect to Seller, the Vantive Group Entities nor any other Subsidiaries of Seller (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose), and Buyer has not relied on any representation or warranty other than those expressly set forth in Article II of this Agreement (as qualified by the Seller Disclosure Letter with respect thereto) and in the Ancillary Agreements and in any certificate required to be delivered hereunder or thereunder;

provided, however, that notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 3.12(b), nothing in this Section 3.12(b) shall limit Buyer’s remedies with respect to claims of Fraud or intentional breach in connection with, arising out of or otherwise related to the express written representations and warranties made by Seller in this Agreement and in any Ancillary Agreement and in any certificate required to be delivered hereunder. Without limiting the generality of the foregoing, Buyer acknowledges and agrees that it has not relied on any other information provided, or made available, to Buyer or any of its Subsidiaries or their respective Affiliates in connection with the Transactions, and that none of Seller, the Vantive Group Entities, any of its or their respective Affiliates or any other Person shall be subject to any liability to Buyer or any other Person resulting from (i) any misrepresentation or omission by Seller or any of its Subsidiaries or any other Person with respect to any such information or (ii) Buyer’s use of, or the use by any of its Affiliates or any other Person of, any such information, including information, documents, projections, forecasts or other material made available to Buyer, its Affiliates or their respective Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations or otherwise in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty contained in Article II of this Agreement (as qualified by the Seller Disclosure Letter with respect thereto) or in an Ancillary Agreement or other instrument delivered hereunder or thereunder. For the avoidance of doubt, the Parties acknowledge that nothing in this Section 3.12(b) shall be deemed to limit any representation or warranty made in Article II or in any Ancillary Agreement or any certificate or other instrument required to be delivered hereunder or thereunder.

ARTICLE IV

COVENANTS

Section 4.1 Interim Operations of the Business.

(a) From the Execution Date until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except (i) as set forth in Section 4.1(a) of the Seller Disclosure Letter, (ii) as otherwise required by this Agreement (including the Pre-Closing Reorganization), (iii) as required by applicable Law or (iv) as approved by Buyer in writing (such approval not to be unreasonably withheld or delayed), Seller shall, and shall cause the Vantive Group Entities and its and their respective Subsidiaries (as applicable) to use commercially reasonable efforts to (A)(x) conduct the Business in the ordinary course of business in all material respects, (y) maintain and preserve the Business’s relationships and good will with customers, suppliers and others having business dealings with the Business, and (z) maintain and operate the Owned Real Property and Transferred Assets in the ordinary course in all material respects, and (B) not, and shall cause each of the Vantive Group Entities and its and their respective Subsidiaries not to, in each case with respect to the Business:

(i) adopt any change in any Vantive Group Entity’s Organizational Documents or, other than in connection with the Pre-Closing Reorganization, create any Subsidiary of a Vantive Group Entity;

(ii) merge or consolidate any Vantive Group Entity or the Business with any other Person, or restructure, reorganize, dissolve or completely or partially liquidate any Vantive Group Entity or adopt any plan of restructuring, reorganization, dissolution, liquidation, or plan of merger, amalgamation or consolidation or otherwise enter into any agreements or arrangements imposing material changes or restrictions on any Vantive Group Entity’s or the Business’s assets, operations or businesses;

(iii) (A) permit any Vantive Group Entity or the Business to acquire any business or Person, by merger or consolidation, purchase of substantially all assets, properties, rights of or equity or debt interests or by any other manner, in each case, in any transaction or series of related transactions or (B) enter into any new joint venture, strategic alliance, partnership or similar venture;

(iv) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, subject to a Lien (other than a Permitted Lien), abandon or allow to lapse or expire or otherwise dispose of any material Transferred Asset used or held for use by the Business or Seller or any of its Subsidiaries in connection with the Business, except for (A) sales or other dispositions of obsolete assets in the ordinary course of business, (B) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $10,000,000 in the aggregate, (C) non-exclusive licenses or similar rights granted with respect to Intellectual Property Rights in the ordinary course of business consistent with past practice, or (D) sales of Inventory in the ordinary course of business; provided that, for the avoidance of doubt, the foregoing clause (iv) shall not restrict the abandonment or allowing to lapse or expire of any Registered IP at the end of their maximum statutory term;

(v) issue, sell, pledge, dispose of, grant, transfer, encumber, subject to a Lien (other than a Permitted Lien) or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any equity interests of any Vantive Group Entity, or securities convertible or exchangeable into, exercisable for any shares of such equity interests, or any options, warrants or other rights of any kind to acquire any such equity interests;

(vi) recapitalize, reclassify, distribute, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the equity interests of any Vantive Group Entity;

(vii) permit any Vantive Group Entity or the Business to make any loans, advances, guarantees or capital contributions to or investments in any Person in excess of $5,000,000 in the aggregate;

(viii) permit (A) any Vantive Group Entity or the Business to incur, assume or become liable for any indebtedness for borrowed money or guarantee any such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of any Vantive Group Entity, except for prepayable indebtedness for borrowed money incurred in the ordinary course of business for working capital purposes, not to exceed $3,000,000 in the aggregate; or (B) any of its assets or properties to become subject to a Lien (other than a Permitted Lien);

(ix) except as set forth in the capital budget set forth in Section 4.1(a)(ix) of the Seller Disclosure Letter, make or authorize any capital expenditures in excess of $10,000,000 in the aggregate, other than any capital expenditure, (A) made or to be made from insurance proceeds for the repair and/or prevention of damage to any property of the Business, (B) necessary to repair and/or prevent damage to any property of the Business in the event of an emergency situation, (C) necessary to address emergency human health and safety issues or (D) necessary to address the consequences of any civil disturbance, hurricane, superstorm, flood, tornado, earthquake or other natural disaster, or any other force majeure event;

(x) enter into any Contract that would have been a Material Contract (including any Lease or Insurance Policy) had it been entered into prior to the Execution Date, other than in the ordinary course of business with respect to any customer or supplier;

(xi) amend or modify in any material respect, grant a material waiver of any right or obligation under, or terminate or fail to renew any Material Contract (other than in the ordinary course of business) (for the avoidance of doubt, the renewal of a Material Contract upon the expiration of such contract on terms that are substantially consistent with, or more favorable than, the Material Contract it is replacing shall be permitted hereunder);

(xii) enter into any new line of business or abandon or discontinue any existing line of business;

(xiii) make any changes with respect to its accounting policies or procedures, except as (x) may be initiated by Seller with respect to Seller’s business generally (provided that such change is not implemented to, or intended to, specifically affect the accounting policies or procedures of the Business) or (y) required by changes in Law or GAAP;

(xiv) subject to Section 4.2 and Section 4.3, settle any Action, other than any settlement in the ordinary course of business for an amount not in excess of $5,000,000 in the aggregate that does not involve non-monetary relief;

(xv) (A) file any amended material Tax Return, (B) make, change or revoke any material Tax election, (C) agree to any material adjustment of any Tax attribute; (D) surrender any material right or claim to a refund of Taxes, (E) enter into any closing agreement with respect to material Taxes, (F) settle or compromise any material Tax liability, (G) change any annual accounting period, (H) change any material method of accounting for Tax purposes, (I) surrender any right to obtain a material Tax refund, (J) other than any filings or submissions to update factual developments with respect to the rulings described in Section 4.1(a)(xv)(J) of the Seller Disclosure Letter, apply for or request any material Tax ruling from any Tax authority or (K) other than with respect to automatic or automatically granted extensions or customary filing extensions applied in the ordinary course of business, waive or extend the statutory limitation period applicable to any material Tax claim or material Tax assessment, in each case, other than with respect to any Tax matters that would not reasonably be expected to increase, in a non-de minimis manner, the Tax liability of the Vantive Group Entities or the Deferred Vantive Local Businesses for any Post-Closing Tax Period, it being agreed and understood that this clause (xv) contains the sole and exclusive restrictions in this Section 4.1 relating to Taxes and Tax matters;

(xvi) other than as required by any existing Benefit Plan in effect as of the Execution Date or in connection with any action that applies uniformly to Business Employees and all other similarly situated employees of Seller and its Affiliates, (A) promise, announce or grant to any Business Employee (1) at the level of Senior Director and above any increase in compensation or benefits, including severance or termination pay, other than increases in compensation or benefits (but not severance or termination pay or equity-based compensation) in the ordinary course of business and in connection with Seller’s annual review of compensation, or (2) equity-based compensation, (B) as applicable to the Business Employees, adopt, establish, enter into, terminate, waive or materially amend any Benefit Plan that will be a Transferred Benefit Plan (or any plan, policy, agreement, arrangement, program or contract that would be a Transferred Benefit Plan if in effect on the Execution Date) as of the Closing Date, (C) take any action to accelerate the timing of payment, vesting or funding of any compensation or benefits, payable or to become payable to any Business Employee or Service Provider, (D) transfer any Business Employee or Deferred Vantive Local Business Employee out of the Business or transfer any employee of Seller that is not a Business Employee as of the Execution Date into a Vantive Group Entity, other than as expressly contemplated pursuant to Section 4.8, (E) hire or engage any Person to become a Business Employee or Deferred Vantive Local Business Employee, other than hiring an individual, in the ordinary course of business consistent with past practice, or to fill a position, in each case, below the level of Senior Director or (F) terminate (other than for cause, as determined by Seller and the Companies in the ordinary course of business consistent with past practice) any Business Employee or Deferred Vantive Local Business Employee at the level of Senior Director and above;

(xvii) (i) amend, modify, negotiate, adopt, enter into, extend, renew or terminate any Labor Agreement, (ii) recognize or certify any labor organization, works council, labor union or group of employees as the bargaining representative for any Business Employees, Deferred Vantive Local Business or employees of the Vantive Group Entities or (iii) engage in or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions affecting any site of employment or one or more facilities or operating units within any site of employment or facility where any Business Employees, Deferred Vantive Local Business Employees or Former Business Employees are or were located that would reasonably be expected to implicate the WARN Act;

(xviii) permit any Material Permits to lapse or be cancelled (other than to the extent the applicable Material Permit becomes obsolete, redundant or no longer required by or advisable under applicable Law);

(xix) declare, set aside, make or pay a non-cash dividend on, or make any other non-cash distribution in respect of the equity interests of any Vantive Group Entity;

(xx) forgive, compromise, satisfy, pay, discharge, settle or cancel any third-party indebtedness owed to the Business or the Vantive Group Entities, or waive any claim of rights of value in favor of the Business or the Vantive Group Entities, in each case with a value in excess of $5,000,000 in the aggregate;

(xxi) make any changes in its policies or general practices with respect to cash management, management of Inventory, the payment of accounts payable or accrued expenses or the issuance of invoices or the collection of the accounts receivable or other receivables, including the acceleration or deferral of the payment or collection thereof or failure to properly categorize Inventory, in each case, other than (i) in the ordinary course of business, or (ii) pursuant to Contracts to which a Vantive Group Entity is a party that are in effect as of the Execution Date; or

(xxii) agree, authorize or commit to do any of the foregoing with respect to the conduct of the Business.

(b) Notwithstanding anything to the contrary in Section 4.1(a) (but without limiting Section 4.1(a)(B)), none of Seller (solely with respect to the Business), the Vantive Group Entities or any other Subsidiaries of Seller (solely with respect to the Business) shall be prevented from undertaking, or be required to obtain Buyer’s consent with respect to:

(i) any action or inaction in connection with any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing shutdown, closure, safety or any other Law by any Governmental Entity in connection with or in response to any Contagion Event (the “Pandemic Measures”) or required or requested by any Governmental Entity in connection with or in response to any Contagion Event (provided, that, (A) to the extent reasonably practicable and permitted by applicable Law, Seller shall promptly notify Buyer of any such action or inaction if it would otherwise violate Section 4.1(a) and (B) Seller, the Vantive Group Entities, and any other Subsidiaries of Seller shall use commercially reasonable efforts to mitigate the effects of such action or inaction); or

(ii) any action or inaction required or reasonably necessary to (x) protect the health and safety of the Business’s employees, customers or suppliers and other individuals having business dealings with the Business in connection with a Contagion Event or (y) respond to service disruptions caused by a Contagion Event or any Pandemic Measures, in each case to the extent reasonably consistent with actions that have been taken or not taken by Seller or its Subsidiaries in connection therewith prior to the Execution Date (provided, that, (A) to the extent reasonably practicable and permitted by applicable Law, Seller shall promptly notify Buyer of any such action or inaction if it would otherwise violate Section 4.1(a) and (B) Seller, the Vantive Group Entities, and any other Subsidiaries of Seller shall use commercially reasonable efforts to mitigate the effects of such action or inaction).

(c) Notwithstanding anything to the contrary contained herein, from the Execution Date until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall use reasonable best efforts to ensure that, in respect of each of the jurisdictions specified in Section A.13 of the Seller Disclosure Letter, Cash at least equal to the Minimum Cash Target for such jurisdiction is delivered to Buyer as of the Effective Time and, in furtherance of the foregoing, shall not, and shall cause each of their Subsidiaries not to, declare, set aside, make or pay a cash dividend on, or make any other cash distribution in respect of the equity interests of any Vantive Group Entity, to the extent that such action would result or would reasonably be expected to result in the Minimum Cash Target for such jurisdiction not being met as of the Effective Time. Notwithstanding anything to the contrary contained herein, to the extent Closing Cash in any applicable jurisdiction in Section A.13 of the Seller Disclosure Letter is reasonably expected to exceed the Minimum Cash Target for such jurisdiction, then Seller shall have the right, subject to compliance with all applicable Laws, to withdraw all or a portion of such excess cash of any Vantive Group Entity prior to the Closing, including by causing the Companies or any other Vantive Group Entity to make any such payment in the form of a dividend, distribution, contribution or otherwise to Seller or any of its Subsidiaries (the “Cash Sweep”).

(d) Nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct Seller’s or any Vantive Group Entity’s operations prior to the Closing Date. Prior to the Closing Date, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Vantive Group Entities.

Section 4.2 Cooperation and Efforts to Consummate Transactions; Status Updates.

(a) Cooperation and Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Seller and Buyer shall cooperate with each other and use (and shall cause their respective Subsidiaries and controlled Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions (including the satisfaction, but not the waiver, of the Closing conditions set forth in Article V) reasonably necessary or advisable on their part under this Agreement to consummate the Transactions as promptly as reasonably practicable and in any event to enable the Closing to occur on or prior to the Initial Outside Date.

(b) Status Updates. Subject to applicable Laws and as required by any Governmental Entity, Seller and Buyer shall each keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications (or where no such copies are available, a reasonably detailed description thereof) received by Buyer or Seller, as the case may be, or any of their respective Affiliates, from any third party and/or any Governmental Entity with respect to the Transactions.

Section 4.3 Regulatory Filings/Approvals.

(a) Submission of Filings and Notices.

(i) Exchanging Information. Seller and Buyer shall each, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Buyer, Seller, the Vantive Group Entities or any of their respective Affiliates to any Governmental Entity in connection with the Transactions, in each case, subject to the Access Restrictions; provided, that any commercially or competitively sensitive or legally privileged information may be provided on an “outside counsel only” basis.

(ii) Initial Submissions. Seller and Buyer shall prepare and file, and shall cause their respective Affiliates to prepare and file, as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all Permits necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions. Without limiting the foregoing, each of Seller, on the one hand, and Buyer, on the other hand, shall make, and cause their respective Affiliates to make, their respective filing (A) pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable after the Execution Date and no later than fifteen (15) Business Days after the Execution Date, (B) pursuant to all applicable Antitrust Laws (other than the HSR Act) with respect to the Transactions as promptly as reasonably practicable after the Execution Date, (C) pursuant to all applicable Foreign Investment Laws and the FSR (if applicable) with respect to the Transactions as promptly as reasonably practicable after the Execution Date, and (D) in order to maintain, obtain, reissue or, to the extent permissible, transfer all Material Permits as promptly as reasonably practicable after the Execution Date. Whether or not the Transactions are consummated, Buyer shall be responsible for all fees and payments to any Governmental Entity (including filing fees), and Seller and Buyer shall each be responsible for their own legal, economist and other professional fees incurred in order to maintain, obtain, reissue or transfer, as applicable, any Material Permit or any expiration or termination of a waiting period.

(iii) Subsequent Submissions. Seller and Buyer shall promptly provide, and cause their respective Subsidiaries and controlled Affiliates to provide, all documents requested by any Governmental Entity to the extent reasonably necessary or advisable to obtain as promptly as practicable all Permits necessary or advisable to be obtained from such Governmental Entity in order to consummate the Transactions.

(iv) Conduct of Interactions with Governmental Entities. Subject to applicable Laws relating to the exchange of information, Buyer and Seller shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with any filing made with, or substantive written materials submitted to, any Governmental Entity in connection with the Transactions. In exercising the foregoing rights, Seller and Buyer shall act reasonably and as promptly as practicable. Seller and Buyer shall (with respect to any in-person or videoconferencing, or previously scheduled telephonic, discussion or meeting), and shall to the extent practicable (with respect to any spontaneous telephonic discussion or meeting), provide the other Party and its counsel with advance notice of and the opportunity to participate in any material discussion or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the Transactions, to the extent permitted by such Governmental Entity. Buyer and Seller shall promptly inform each other of any material communication (written or oral) received from, or given or made to, any Governmental Entity. Neither Buyer nor Seller shall commit to or agree with, and shall cause their respective Affiliates not to commit to or agree with, any Governmental Entity to stay, toll or extend any applicable waiting period under any Antitrust Laws or Foreign Investment Laws without the prior written consent of the other.

(b) Remedies. Without limiting the generality of the undertakings pursuant to Section 4.2, Buyer agrees to use its reasonable best efforts to take, or cause its Subsidiaries and controlled Affiliates to take, the following actions:

(i) the prompt taking of actions to avoid the entry of any permanent, preliminary or temporary injunction or other decree, decision, determination or judgment that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit the consummation of the Transactions;

(ii) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person or entity, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions;

(iii) the prompt proffer and agreement to sell, divest, lease, license, transfer, dispose of or otherwise encumber, or hold separate pending such disposition, and the effectuation of such actions with respect to, such assets of the Vantive Group Entities or Buyer or their respective Subsidiaries (and the entry into agreements with, and submission to Orders giving effect thereto) so as to enable the Closing to occur as promptly as practicable after the Execution Date and in any event prior to the Outside Date; provided, that any such action to be taken by any of the Vantive Group Entities is conditioned upon the Closing; and

(iv) the prompt taking of actions, in the event that any Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any regulatory proceeding or inquiry of any kind that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Order so as to permit consummation of the Transactions on a schedule as close as possible to that contemplated by this Agreement.

(c) Buyer (and Seller, with respect to clause (1) below) agrees that, from the Execution Date to the receipt of approvals under Antitrust Laws or Foreign Investment Laws, except as contemplated by this Agreement, it shall not, and shall cause its Subsidiaries and controlled Affiliates not to, directly or indirectly, without the prior written consent of the other, take or cause to be taken the following actions: (1) make any pull or refile commitment or enter into any timing agreement with Governmental Entities under Antitrust Laws; (2) acquiring any control rights, assets, business or Person or merging or consolidating with any other Person or entering into any business combination or similar majority transaction with another Person; (3) restructuring, reorganizing or completely or partially liquidating; (4) appointing or designating any Person to the board of directors or similar governing body of a competitor of any Vantive Group Entity; or (5) making any loan, advance or capital contribution to, or investment in, any other Person that would reasonably be expected to (w) impose any material delay in obtaining, or materially increase the risk of not obtaining, the approval of any Governmental Entity or the expiration or termination of any applicable waiting period, (x) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Transactions, (y) materially delay the consummation of the Transactions or (z) propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action.

(d) Buyer agrees that, from and following the Execution Date until the Closing, in the event or to the extent that an investigation or other proceeding regarding an actual or potential interlocking position that would or is reasonably expected to result from the Closing in respect of any Persons that have been appointed as officers or designated to any board of directors or similar governing body by Buyer or any of its Subsidiaries or controlled Affiliates arises that would reasonably be expected to prevent the consummation of the Transactions prior to the Outside Date, then Buyer shall take or cause to be taken such actions as are necessary to remedy such interlocking officer or director position so as to permit the Closing to occur prior to the Outside Date and reasonably consult with Seller with respect thereto.

Section 4.4 Exclusivity. From the Execution Date until the earlier of the termination of this Agreement and the Closing, other than with respect to the Transactions, Seller will not, and will cause its Subsidiaries (including the Vantive Group Entities) not to, authorize or permit any of Seller’s or the Vantive Group Entities’ directors, officers, employees and Representatives to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Transaction, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Transaction or (iii) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Alternative Transaction.

Section 4.5 Third-Party Consents.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Seller and Buyer shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to give any notices to, and obtain any consents required under any Material Contracts (including, for the avoidance of doubt, Leases) from, third parties in connection with the consummation of the Transactions (including the Pre-Closing Reorganization) at or prior to the Closing; provided, that in connection therewith, no Seller, Vantive Group Entity or any of their respective Affiliates shall (i) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), incur any liability or concede anything of value, (ii) amend, supplement or otherwise modify any such Material Contract, (iii) commence any litigation or (iv) agree or commit to do any of the foregoing, in each case, for the purposes of giving, obtaining and/or effecting any third-party consents, in each case, without the prior consent of Buyer; provided, further, that to the extent any payments or consideration contemplated by the foregoing clause (i) are needed in order to give any such notices or obtain any such consents in connection with the consummation of the Transactions (other than the Pre-Closing Reorganization), then Buyer shall bear such costs so long as Buyer provided its prior consent (not to be unreasonably withheld, conditioned or delayed) to the incurrence of or agreement to such costs by Seller, the Vantive Group Entities or any of their respective Affiliates. This Section 4.5(a) shall not limit the obligations with respect to Transferred Contracts and Commingled Contracts set forth in Section 4.19.

(b) The Parties shall each, upon request, furnish the other Party with all information concerning itself and its Representatives and such other matters as may be reasonably necessary, proper or advisable in connection with any statement, filing, notice or application made by or on behalf of the Parties to any third party in connection with obtaining any third-party consents (including, in the case of Buyer, such evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought hereunder).

(c) Notwithstanding anything to the contrary contained in this Agreement, in no event shall the failure to receive any consents of third parties contemplated by this Section 4.5 be taken into account with respect to whether any conditions to the Closing set forth in Article V shall have been satisfied (but compliance with this Section 4.5 will be so taken into account) and no representation, warranty, covenant or agreement of Seller set forth in this Agreement shall be breached or deemed breached solely due to the failure to receive any such consents; provided, however, this Section 4.5 shall not limit the representations and warranties set forth in Section 2.4.

Section 4.6 Access and Reports; Retention of Books and Records.

(a) Pre-Closing Access. Subject to applicable Law and subject to Section 4.15(f), upon reasonable advance notice, Seller shall, and shall cause its Subsidiaries to, afford Buyer and Buyer’s Affiliates and its and their respective officers, directors or employees and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Closing, to the employees, offices, facilities, properties, books, Contracts and other documents, data and information and records of the Business and, during such period, Seller shall, and shall cause its Subsidiaries to, furnish promptly to Buyer all information concerning the Business (including its offices, facilities and properties and personnel) as Buyer may reasonably request; provided, that no information or knowledge obtained in any investigation pursuant to this Section 4.6(a) shall affect or be deemed to modify or operate as a waiver by Buyer of any of the representations, warranties, conditions or covenants set forth herein or in any Ancillary Agreement, certificate, document or other instrument delivered in connection herewith or therewith; and provided, further, that the foregoing shall not require Seller to permit any inspection, or to disclose any information that, in the reasonable judgment of Seller, (i) would result in the disclosure of any commercially or competitively sensitive information or trade secrets or violate any obligations with respect to confidentiality or if any applicable Law requires the disclosing Party to restrict or prohibit access to such information or (ii) jeopardize any attorney-client privilege, attorney work product privilege or other relevant legal privilege (it being understood that the disclosing Party shall use commercially reasonable efforts to provide information in a manner that is not subject to the limitations in the foregoing clauses (i) and (ii)) (without conceding anything of value, or requiring the payment of any consideration, fees or expenses to such third-party counterparties) (the limitations in this Section 4.6(a)(i) and (ii), collectively, the “Access Restrictions”); and provided, further, that (A) Buyer and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Seller or the Vantive Group Entities; and (B) in no event will the foregoing permit any invasive environmental investigations or sampling of the sort generally referred to as a Phase II environmental investigation without Seller’s prior written consent. All requests for information made pursuant to this Section 4.6(a) shall be directed to Persons designated by Seller. All such information shall be governed by the terms of the Confidentiality Agreement.

(b) Separation of Information. Seller shall, and shall cause its Subsidiaries to, promptly following the Execution Date and prior to the Closing, use their commercially reasonable efforts to identify and separate all tangible Information constituting Transferred Assets from tangible Information constituting Excluded Assets. The Parties shall cooperate in good faith regarding the foregoing separation and to arrange for the delivery of books and records that constitute Information and Transferred Assets promptly following the Closing.

(c) Post-Closing Access. Subject to applicable Law and subject to Section 8.10(c) and the Access Restrictions, except as otherwise provided in any Ancillary Agreement, from and after the Closing and until the earlier of seven (7) years from the Closing Date and the date such Information would be destroyed in accordance with the record-keeping practices of Seller or the Vantive Group Entities as in effect on the Execution Date, Seller and Buyer, on behalf of itself and its Subsidiaries (including, in the case of Buyer following the Closing, the Vantive Group Entities), shall retain, or cause to be retained, in accordance with the record-keeping practices of Seller or the Vantive Group Entities as in effect on the Execution Date and shall provide or make available, or cause to be provided or made available, to the other Party or its applicable Subsidiaries as promptly as reasonably practicable after written request therefor, any Information (or a copy thereof) in the possession or under the control of such Party or any of its Subsidiaries to the extent that (i) such Information (A) relates to or is necessary for the operation of the Business, or relates to any Transferred Asset or Assumed Liability, if a Vantive Group Entity is the requesting Party, or (B) relates to or is necessary for the operation of the Retained Business, or relates to any Excluded Assets or Excluded Liability, if Seller is the requesting Party; (ii) such Information is required by the requesting Party to comply with its (or its applicable Subsidiaries’) obligations under this Agreement or any Ancillary Agreement or any other agreement to which the requesting Party or any of its Subsidiaries is a party or any of its respective properties or assets are bound; (iii) such Information is required by the requesting Party to comply with any obligation imposed by applicable Law or any Governmental Entity; or (iv) such Information is reasonably requested by the requesting Party in evaluating its potential exposure to Liabilities of the other Party or any of its Subsidiaries under any guarantees and other obligations that have not been fully novated, replaced and/or transferred to such other Party or its applicable Subsidiaries in accordance with Section 4.22(a) or Section 4.22(b), as applicable; provided, however, that, in the event that the Party to which the request has been made determines that any such provision of Information could be commercially detrimental, violate any Law or agreement (including any obligations of confidentiality), or waive any attorney-client privilege, then the Parties shall use commercially reasonable efforts to agree on an approach to permit the provision of such Information to the extent and in a manner that avoids any such detriment, violation or waiver; and provided, further, that the Party requested to provide such Information shall have no obligation pursuant to this Section 4.6(c) to provide any such Information unless it is satisfied in its reasonable discretion, that such potential detriment, violation or waiver is adequately mitigated pursuant to such efforts. Subject to the immediately preceding sentence, the Party providing Information pursuant to this Section 4.6(c) shall not be obligated to provide such Information in any form, condition or format other than the form, condition and format in which it then exists (and in no event shall such Party be required to perform any improvement, modification, conversion, updating or reformatting of any such Information), and nothing in this Section 4.6(c) shall expand the obligations of the Parties under Section 4.6(f). Each Party agrees that all requests for Information pursuant to this Section 4.6(c) shall be made in accordance with the procedures and processes that may be reasonably established by the other Party to respond to such requests.

(d) Compensation for Providing Information. Except as may be otherwise specifically provided elsewhere in this Agreement or in any Ancillary Agreement, the Party requesting Information agrees to reimburse the other Party for the reasonable out-of-pocket costs, if any, of creating, gathering, copying, transporting and otherwise complying with any request to provide pursuant to Section 4.6(c) such Information (including any reasonable costs and expenses incurred in any review of Information, subject to Section 8.10(c), for purposes of protecting the privileged Information of the providing Party or in connection with the restoration of backup media for purposes of providing the requested Information). Except as may be otherwise specifically provided elsewhere in this Agreement or in any Ancillary Agreement, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.

(e) Ownership of Information. The provision of any Information pursuant to Section 4.6(c) shall not affect the ownership of such Information (which shall be determined solely in accordance with the terms of this Agreement and the Ancillary Agreements); provided, that the applicable receiving Party and its Subsidiaries shall be permitted to use any such Information for the purposes contemplated by Section 4.6(c), subject to (i) any reasonable limitations imposed by the disclosing Party pursuant to Section 4.6(c) and (ii) the restrictions set forth in Section 4.13.

(f) Stored Records. Without limiting Section 4.6(b), the Parties agree and acknowledge that it is not practicable to separate all tangible Information constituting Transferred Assets from tangible Information constituting Excluded Assets (and vice versa), and that following the Effective Time, each Party (or its Subsidiaries) will have some of the tangible Information of the other Party and its Subsidiaries stored at internal or third-party records storage locations (each, a “Records Facility”). Tangible Information held in a Records Facility maintained or arranged for by the Party other than the Party to which ownership of such tangible Information is allocated pursuant to this Agreement or any Ancillary Agreement is referred to as “Stored Records.” The Party that maintains the Records Facility where Stored Records are held is referred to as the “Custodial Party,” and the Party that owns the Stored Records held in the other Party’s Records Facility is referred to as the “Non-Custodial Party.” Each Party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) maintain the Stored Records as to which it is the Custodial Party and any other Information in its possession that (A) in the case of Seller and its Subsidiaries, relates to the Business or any Transferred Asset or Assumed Liability, or (B) in the case of Buyer and its Subsidiaries, relates to the Retained Business or any Excluded Assets or Excluded Liability, in each case until seven (7) years after the Closing or otherwise in accordance with its records retention policies and procedures as in effect on the Execution Date; and (ii) comply with the requirements of any “Litigation Hold” that relates to Stored Records as to which it is the Custodial Party or any other such Information in its possession that relate to (x) any Action that is pending as of the Effective Time; or (y) any Action that arises or becomes threatened or reasonably anticipated after the Effective Time as to which the Custodial Party has received a notice of the applicable “Litigation Hold” from the Non-Custodial Party.

Section 4.7 Publicity. Neither Buyer nor Seller shall make, or permit any of its respective Subsidiaries, or, in the case of Buyer, Affiliates or representatives, to make, any public announcement in respect of this Agreement, the Ancillary Agreements or the Transactions without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law, rule or regulation applicable to Buyer or Seller or any of its respective Affiliates, including reporting required of Buyer or Seller under the Exchange Act (and only to the extent so required) or (b) Carlyle Investment Management L.L.C. and its managed investment funds may provide information about the subject matter of this Agreement, the Ancillary Agreements and the Transactions to their respective direct and indirect current and prospective limited partners, to the extent customary in connection with private equity/fund-formation, fund raising, marketing, informational or reporting activities (provided, that any such recipients of such information are under a duty of confidentiality with respect to such information and Buyer shall, or shall cause Carlyle Investment Management L.L.C. and its managed investment funds to, enforce such duty against such recipients). Notwithstanding the foregoing, Seller and Buyer each shall consult with each other, provide each other with a reasonable opportunity to review and give due consideration to reasonable comments made by each other prior to issuing any press releases or otherwise making public announcements pursuant to the foregoing clause (a) with respect to the Transactions and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto; provided, that (x) the foregoing shall not apply to any public release or announcement so long as the statements contained therein concerning the Transactions and the Ancillary Agreements are substantially similar to information released or disclosed within the twelve (12) months preceding such release or announcement in compliance with this Section 4.7 and (y) no consent or consultation shall be required with respect to any statement or disclosure issued or made in any filings with any third party and/or any Governmental Entity in connection with a dispute between the Parties. Notwithstanding anything to the contrary herein, neither Party shall disclose any information regarding the Transactions, except as provided in this Section 4.7 or Section 4.13.

Section 4.8 Employee Transfers.

(a) Updated Listing of Business Employees. No later than fifteen (15) Business Days prior to the Closing Date, Seller shall provide Buyer with an updated Section A.2 of the Seller Disclosure Letter.

(b) Pre-Closing Transfers to Vantive Group Entity or Deferred Market Entity. Prior to the Closing Date or Local Closing Date, as applicable, Seller shall cause the employment of any Business Employee (other than Former Business Employees) who is not employed by a Vantive Group Entity as of the Execution Date to be transferred to, and cause each such Business Employee to become an employee of, a Vantive Group Entity, and except as otherwise provided in this Section 4.8, cause the employment of any Deferred Vantive Local Business Employee (other than Former Business Employees) who is not employed by a Deferred Vantive Local Business as of the Execution Date to be transferred to, and cause each such Deferred Vantive Local Business Employee to become an employee of, a Deferred Vantive Local Business or Deferred Market Entity, as applicable, in each case, without any interruption or cessation of employment, terms and conditions of employment, including those in any Labor Agreement, or break in service. Prior to the Closing, Seller shall ensure that, as of the Closing, neither the Vantive Group Entities nor the Deferred Market Entities (as applicable) employ any employees who are not Business Employees or Deferred Vantive Local Business Employees (as applicable), including by taking all such actions to transfer, or cause to be transferred, from the Vantive Group Entities or the Deferred Market Entities (as applicable) to Seller or its Subsidiaries (other than the Vantive Group Entities) all employees who are not Business Employees or Deferred Vantive Local Business Employees and all Liabilities and obligations in respect of such employees. Each Business Employee employed by a Vantive Group Entity as of the Closing Date shall be referred to herein as a “Vantive Transferred Business Employee,” and each Deferred Vantive Local Business Employee employed by a Deferred Vantive Local Business or Deferred Market Entity as of the Closing Date or Local Closing Date, as applicable, shall be referred to herein as a “Deferred Vantive Transferred Business Employee” (and together with the Vantive Transferred Business Employees, the “Transferred Business Employees”). As of the Closing Date or Local Closing Date, as applicable, except as may be provided through the Transition Services Agreement for Deferred Vantive Transferred Business Employees or as otherwise provided in this Section 4.8, Seller shall cause the Transferred Business Employees to cease accruing any benefits under any Benefit Plan (other than any Transferred Benefit Plan) with respect to services rendered or compensation paid on or after the applicable Closing Date or Local Closing Date. In the event that Buyer or its Affiliates fail to either (i) comply with their obligations as set forth in this Section 4.8 or (ii) provide to any Transferred Business Employees terms and conditions of employment that may be required under applicable Law, and in either case such failure results in Seller or any of its Subsidiaries being required by applicable Law or the terms and conditions of a Benefit Plan to pay any amount to such Transferred Business Employee in respect of severance or termination pay, Buyer shall reimburse and otherwise hold harmless Seller and its Subsidiaries for the amount of such termination or severance pay (including the employer portion of applicable payroll Taxes and social security contributions), subject to the limitations set forth in Article VII. Subject to the limitations set forth in Article VII, Seller and its Subsidiaries shall be solely responsible for and hold harmless Buyer and its Affiliates for any severance or termination pay that may become payable to any Business Employee or Deferred Vantive Local Business Employee and that does not arise under the immediately preceding sentence of this Section 4.8(b) (for the avoidance of doubt, excluding any such severance or termination pay payable upon a termination of employment following the consummation of the Transactions), including with respect to any Business Employee who does not become a Transferred Business Employee because such Business Employee rejects, or does not accept, an offer of employment that meets the requirements of this Section 4.8.

(c) Transfer by Operation of Law; Acquired Rights Directive. With respect to any Business Employee or Deferred Vantive Local Business Employee who is not employed by a Vantive Group Entity as of the Execution Date, to the extent such employee is employed in a jurisdiction where the transfer of the Business or a Deferred Vantive Local Business will constitute the transfer of an undertaking or business for the purposes of the Acquired Rights Directive or local employment or other Laws, or where such Laws otherwise provide for the automatic transfer of employees upon the transfer of a business or part of a business as a going concern, then Seller and Buyer shall each use their commercially reasonable efforts to ensure that the employment of such Business Employees or Deferred Vantive Local Business Employees, as applicable, shall not be terminated upon the Closing or Local Closing, as applicable, and the rights, powers, duties, liabilities and obligations of Seller or its Subsidiaries to or in respect of such employees in respect of any contract of employment with such employees in force immediately before the Closing or Local Closing, as applicable, shall be transferred to Buyer and/or one of its Affiliates (including the Vantive Group Entities) in accordance with the Acquired Rights Directive or local employment or other Laws (including, if applicable, in accordance with the requirements of any applicable works council or other employee body agreement or other Labor Agreement).

(d) Offer and Acceptance. With respect to any Business Employee or Deferred Vantive Local Business Employee who is not employed by a Vantive Group Entity as of the Execution Date, to the extent such employee is employed in a jurisdiction where (i) their employment cannot be transferred into a Vantive Group Entity in accordance with Section 4.8(b), and (ii) the Acquired Rights Directive or the local employment or other Laws do not provide for the automatic transfer of employees upon the transfer of a business or part of a business as a going concern (or in any jurisdiction where the Acquired Rights Directive or local employment or other

Laws do provide for the automatic transfer of employees upon the transfer of a business or part of a business as a going concern but for any reason any Business Employee does not transfer automatically by operation of law or upon the transfer of the Vantive Group Entities or a Deferred Market Entity, as applicable (including due to any such Business Employee’s rejection of any such transfer, as applicable)), then Seller and Buyer shall cooperate in connection with an offer and acceptance process in respect of such employees, and Seller shall (in consultation with Buyer) cause the applicable Vantive Group Entity to, within a reasonable number of Business Days determined by the Parties in good faith prior to the applicable Closing Date or Local Closing Date (or within the period of time required by local Law), offer employment in writing to each Business Employee and Deferred Vantive Transferred Business Employee, as applicable, and Buyer and its Affiliates shall allow each such Business Employee and Deferred Vantive Transferred Business Employee no less than five (5) Business Days (or the period of time required by local Law) to consider such offer. Each offer of employment made by any Vantive Group Entity pursuant to this Section 4.8(d) shall (1) be contingent on the Closing or Local Closing, as applicable, (2) be made in a manner consistent with applicable Law and provide for employment commencing on the Closing Date or Local Closing Date, as applicable (or such other date required by applicable Law) (such Closing Date, Local Closing Date or other date required by applicable Law, the “Effective Hire Date”), (3) provide for the Minimum Terms and Conditions of Employment commencing as of the Effective Hire Date and (4) to the extent permitted under applicable Law, be structured to avoid triggering any severance payments to such Business Employee or Deferred Vantive Transferred Business Employee, as applicable.

(e) Other Claims of Transfer. If, on or following the Closing Date or Local Closing Date, as applicable, any Person other than a Transferred Business Employee claims that as a result of the transaction contemplated by this Agreement his or her employment (or contract of employment) has transferred to Buyer or any Vantive Group Entity or Deferred Market Entity pursuant to the Acquired Rights Directive or otherwise, the following process shall be followed:

(i)	Buyer shall notify Seller in writing within seven (7) days of becoming aware of such claim (“Notification”);

(ii)

Buyer may, at its option, within seven (7) days of “Notification” accept such Person’s claim and continue to employ them on terms similar to those which would have applied had such Person transferred as a Transferred Business Employee;

(iii)

within twenty-one (21) days of Notification, provided Buyer has not already confirmed that it is prepared to accept such Person’s claim, Seller may make, or may procure a third party to make, an offer of employment to such Person (in which case, Buyer agrees at Seller’s request to release such Person immediately from its employment); and

(iv)

if no such offer is made, or is made and not accepted, Seller agree to indemnify Buyer against any Liabilities arising from the dismissal of such Person (including the cost of providing salary and contractual benefits up to and including the date of such dismissal); provided that any dismissal takes effect within forty-two (42) days of Notification (or, if applicable, within the period of time required by local Law) and on the minimum notice which can lawfully be given.

(f) Consultation. Prior to the Closing (or, if applicable, the Local Closing Date), (i) Seller and its Subsidiaries (including the applicable Vantive Group Entities) shall use commercially reasonable efforts to comply with any Law or other legal requirement (whether statutory or pursuant to any written agreement with, or the constitution of, any works council or other employee body) to consult with any Business Employees or Deferred Vantive Local Business Employees, a relevant trade union, a relevant works council or any other employee representatives in relation to the Transactions, including the obligation to inform and consult with the Business Employees or Deferred Vantive Local Business Employees and their representatives pursuant to the Acquired Rights Directive, and (ii) the Parties (including the Vantive Group Entities) shall use commercially reasonable efforts to ensure that all relevant information and consultation with representatives of Business Employees and Deferred Vantive Local Business Employees, as applicable, who will transfer in accordance with the Acquired Rights Directive, is promptly completed in compliance with Law and other legal requirement. Buyer and its Affiliates shall use commercially reasonable efforts to provide Seller with such information as Seller may reasonably request as is necessary to effectuate this Section 4.8(f). Seller and its Subsidiaries (including the applicable Vantive Group Entities) shall use commercially reasonable efforts to keep Buyer and its Affiliates reasonably informed about, and shall consider in good faith any reasonable feedback of Buyer and its Affiliates with respect to, any negotiations or consultations with any Business Employees or Deferred Vantive Local Business Employees or any trade union, works council or other employee representative body representing or purporting to represent any Business Employees and/or Deferred Vantive Local Business Employees, including with respect to the negotiations of any agreements requested by the applicable employees or representative bodies referred to in the foregoing sentence.

(g) Work Visas and Work Permits. Seller shall use its commercially reasonable efforts, subject to full cooperation from the applicable Business Employee or Deferred Vantive Local Business Employee, to ensure that any Business Employee or Deferred Vantive Local Business Employee who requires a work permit or visa in order to work for any of Buyer or its Affiliates (including, after the Closing, the Vantive Group Entities) in his or her current position may continue to work in such position as a Transferred Business Employee on the Closing Date (or Local Closing Date, as applicable).

Section 4.9 Employee Benefits.

(a) Buyer agrees that each Transferred Business Employee shall, during the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (or if earlier, the termination date of such Transferred Business Employee) (or, for Deferred Vantive Transferred Business Employees, the later of (x) the date on which coverage under the Transition Services Agreement ends, (y) the first anniversary of the applicable Local Closing Date and (z) the first anniversary of the Effective Hire Date) (except with respect to the Pension Replacement Allowance, for which such period shall commence on the Closing Date or Local Closing Date, as applicable, and end on the date specified in Section 4.9(a) of the Seller Disclosure

Letter) be provided with (i) at least the same wage rate or base salary level in effect for such Transferred Business Employee immediately prior to the Closing or Local Closing, as applicable, (ii) annual target cash incentive compensation opportunities (including commissions) no less favorable in the aggregate than those in effect for such Transferred Business Employee prior to the Closing or Local Closing, as applicable, (iii) employee benefits (including welfare benefits and perquisites and defined contribution retirement plan participation, but excluding retiree medical, pensions, retention, change in control, equity or equity-based or similar bonuses or payments and non-qualified deferred compensation plan benefits) that are no less favorable in the aggregate than those provided to the Transferred Business Employees immediately prior to the Closing or Local Closing, as applicable, under the Benefit Plans set forth in Section 2.9(a) of the Seller Disclosure Letter applicable to such Transferred Business Employee (excluding the Pension Replacement Allowance), (iv) the benefits provided on Section 4.9(a)(1) of the Seller Disclosure Letter (the “Pension Replacement Allowance”) and (v) severance benefits that are no less favorable than those provided to such Transferred Business Employee immediately prior to the Closing or Local Closing, as applicable, as set forth on Section 4.9(a)(2) of the Seller Disclosure Letter (such payments and benefits described in clauses (i) through (v), the “Minimum Terms and Conditions of Employment”); provided, however, that the requirements of this sentence shall not apply to Transferred Business Employees who are covered by a Labor Agreement; and provided, further, that, notwithstanding the foregoing, with respect to any Transferred Business Employee who transfers in accordance with the Acquired Rights Directive, Buyer shall maintain the terms and conditions of employment, compensation and benefits and working conditions in accordance with the Acquired Rights Directive to the extent required by Law.

(b) Except as may be provided through the Transition Services Agreement for Deferred Vantive Transferred Business Employees, Buyer shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Buyer or its Affiliates to be waived with respect to the Transferred Business Employees and their eligible dependents, (ii) give each Transferred Business Employee credit for the plan year in which the Closing or Local Closing occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing or Local Closing for which payment has been made and (iii) give each Transferred Business Employee service credit for such Transferred Business Employee’s employment with the applicable Vantive Group Entity for purposes of vesting, benefit accrual and eligibility to participate under each applicable employee benefit plan, program or arrangement of Buyer or any of its Affiliates, as if such service had been performed with Buyer, and solely for purposes of determining the level of any severance, paid time off or vacation under each applicable benefit plan, program or arrangement, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits unless otherwise required by Law.

(c) Except as may be provided through the Transition Services Agreement for Deferred Vantive Transferred Business Employees, prior to the Closing and thereafter (as applicable), Seller and Buyer shall take all actions as may be required to permit each Transferred Business Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, shares of common stock of Buyer, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Transferred Business Employee from the applicable tax-qualified defined contribution retirement plan of Seller or its Subsidiaries to the tax-qualified defined contribution retirement plan designated by Buyer, including the pooled employer 401(k) plan being established by the Vantive Group Entities (the “Buyer 401(k) Plan”). Each Transferred Business Employee (as applicable) shall become a participant in the Buyer 401(k) Plan on the Closing Date or Local Closing Date, as applicable (giving effect to the service crediting provisions of Section 4.9(b)); it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.

(d) Prior to the Closing, Seller shall take, or shall cause its applicable Subsidiary to take, all actions as are necessary (including adopting resolutions of the Board of Directors of Seller or an applicable committee thereof) to provide that, effective as of the Closing Date or Local Closing Date, as applicable, each outstanding and unvested equity award or cash-based retention award granted to a Transferred Business Employee under any Seller long-term incentive plan, other than (x) any stock option to purchase shares of common stock of Seller, par value $1.00 per share (“BII Common Stock”), that has a per share exercise price that is equal to or greater than the closing price per share of BII Common Stock on the Closing Date or Local Closing Date, as applicable and (y) any portion of such outstanding and unvested equity awards that remain outstanding at Closing or Local Closing, as applicable, and eligible for payout on the terms provided in the applicable award agreement for retirement eligible participants (each, an “LTIP Award”) (as identified in the summary set forth in Section 4.9(d) of the Seller Disclosure Letter (the “LTIP and Retention Summary”)), shall vest on a pro rata basis as of the Closing Date or Local Closing Date, as applicable, with such pro rata portion computed based on the number of calendar days elapsed from the start of the vesting period applicable to such LTIP Award through the Closing Date or Local Closing Date, as applicable, relative to the total number of calendar days in such vesting period (the “Pre-Closing Portion”) and, in the case of any such LTIP Award that is subject to performance conditions, assuming the attainment of the applicable performance metrics at actual performance, determined as if the performance period ended as of the last Business Day immediately preceding the Closing Date or Local Closing Date, as applicable. With respect to any LTIP Award that vests in two or more tranches, the proration described in the immediately preceding sentence shall be computed on a tranche-by-tranche basis as though each such tranche was a separate LTIP Award. Any portion of the LTIP Award that vests in accordance with this Section 4.9(d) shall be settled by Seller or its applicable Subsidiary within the time period set forth in the award agreement applicable to such LTIP Award. With respect to the portion of each Transferred Business Employee’s LTIP Award that is not vested as of the Closing Date or Local Closing Date, as applicable (excluding any stock option to purchase BII Common Stock), pursuant to this Section 4.9(d) and that is forfeited pursuant to its terms at the Closing Date or Local Closing Date, as applicable (each, a “Forfeited Award”), Buyer shall grant each such Transferred Business Employee a cash-based long-term incentive award (a “Replacement Award”) with respect to an amount in cash equal to (i) in the case of any equity-based Forfeited Award, the product of (A) the closing price per share of BII Common Stock on the Execution Date multiplied by (B) the number of shares of BII Common Stock underlying such Forfeited Award (in the case of any such Forfeited Award that is subject to performance conditions, assuming the attainment of the applicable performance metrics at actual performance, determined as if the performance period ended as of the last Business Day immediately preceding the Closing Date or Local Closing Date, as applicable) and (ii) in the case of any cash-based Forfeited Award, the cash amount so forfeited. Within five (5) Business Days prior to the anticipated Closing Date or ten (10) Business Days prior to the anticipated Local Closing Date, as applicable, Seller will provide to Buyer a final LTIP and

Retention Summary (including, in respect of LTIP Awards that were granted on or prior to the date hereof, updated as of such date to reflect the Forfeited Awards). The Replacement Awards shall otherwise be subject to the same terms (including time-based vesting terms) of the applicable Forfeited Awards, as identified in the LTIP and Retention Summary.

(e) In the event that any Transferred Business Employee is required under applicable Law to be paid for any accrued but unused vacation as of the Closing Date with respect to the calendar year in which the Closing Date occurs or with respect to any prior calendar year (the “Paid Accrued Vacation”), Seller and its Subsidiaries shall pay any required amounts to such Transferred Business Employee immediately prior to the Closing Date. As of the Closing, Buyer shall assume and honor all Accrued Vacation Liabilities except as otherwise may be provided in the Transition Services Agreement for Deferred Vantive Transferred Business Employees.

(f) Notwithstanding anything herein to the contrary, in the event that (i) contractual severance or termination pay becomes payable to any Former Business Employee as a result of such Former Business Employee’s resignation of employment occurring between the Execution Date and the earlier of (x) the Closing or Local Closing, as applicable, and (y) the termination of this Agreement in accordance with its terms and (ii) such Former Business Employee is subsequently hired or engaged by Buyer or its Affiliates at any time through the first anniversary of the Closing Date or Local Closing Date, as applicable, then Buyer shall (A) notify Seller on or prior to such Former Business Employee’s commencement of employment with Buyer or its Affiliates and (B) no later than 30 days after such Former Business Employee’s commencement of employment with Buyer or its Affiliates, reimburse Seller for the full amount of any such severance or termination pay paid by Seller or its Affiliates to such Former Business Employee.

(g) Seller agrees that, notwithstanding the terms of any non-competition or other restrictive covenant between Seller or its Affiliates and a Transferred Business Employee, such Transferred Business Employee shall be permitted to provide services Related to the Business to Buyer and its Affiliates following the Closing or Local Closing, as applicable, and Seller will not seek to enforce the terms of any such non-competition or other restrictive covenant following the Closing or Local Closing with respect to such Transferred Business Employee’s ability to provide services to Buyer and its Affiliates in respect of the Business. For the avoidance of doubt, Seller may still seek to enforce the terms of any applicable confidentiality restrictions to which any such Transferred Business Employee is subject in respect of the Retained Business.

(h) Immediately prior to the Closing or Local Closing, as applicable, Seller shall determine in its discretion the aggregate amount of the annual cash bonus entitlements payable to each Transferred Business Employee who remains employed through the Closing or Local Closing Date, as applicable, in accordance with the Management Incentive Compensation Plan (the “MICP”) in respect of the portion of the applicable performance year in which the Closing or the Local Closing, as applicable, occurs that has elapsed as of the Closing Date or Local Closing Date, as applicable (such performance year, the “Closing Performance Year” and such amount, the “Pre-Closing Bonus Amount,” which Pre-Closing Bonus Amount shall be included as a current liability in Net Working Capital). At the time annual (or other short-term) cash bonuses are paid to other similarly situated employees of Seller in the ordinary course of business (but in any event no later than March 15 of the year following the Closing Date or Local Closing Date, as applicable), Buyer shall, or shall cause one of its Affiliates to, pay to each Transferred Business Employee who remains employed by Buyer or an Affiliate thereof through the end of the Closing Performance Year the sum of (i) such Transferred Business Employee’s respective portion of the Pre-Closing Bonus Amount and (ii) the amount of such Transferred Business Employee’s cash bonus entitlement in respect of the portion of the Closing Performance Year following the Closing Date or Local Closing Date, as applicable (in accordance with the terms of the annual or other short-term cash bonus plan or program applicable to such Transferred Business Employee for the remaining portion of the Closing Performance Year and after giving effect to the covenant set forth in Section 4.9(a)); provided that the aggregate amount paid to the Transferred Business Employees shall not be less than the Pre-Closing Bonus Amount. Notwithstanding the foregoing, in the event that the employment of any Transferred Business Employee is terminated by Buyer or its Affiliates for any reason other than for Cause (as defined in the Seller Amended and Restated 2021 Incentive Plan) after the Effective Time but before the end of the Closing Performance Year, Buyer shall, or shall cause one of its Affiliates to, pay such terminated Transferred Business Employee an annual cash bonus for the Closing Performance Year, based on actual performance in accordance with the terms of the applicable plan or program (and which shall give full effect to the determination of the Seller pursuant to this Section 4.9(h) with respect to the Pre-Closing Bonus Amount) and prorated for the portion of the Closing Performance Year during which the Transferred Business Employee was employed by Buyer and its Affiliates or, with respect to the period prior to the Effective Time, the Seller and its Affiliates, which bonus shall be payable at the same time as annual bonuses for the Closing Performance Year are paid to other Transferred Business Employees pursuant to this Section 4.9(h) (but in any event no later than March 15 of the year following the year in which such termination of employment occurs); provided, that, for the avoidance of doubt, the amount of any such prorated annual bonus shall not be less than such Transferred Business Employee’s respective portion of the Pre-Closing Bonus Amount.

(i) Following the Execution Date and prior to the Closing, Buyer and Seller shall discuss the current non-qualified deferred compensation plan benefits provided to the Business Employees and the treatment of such plan and associated liabilities upon the Closing.

(j) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent Buyer or any of its Affiliates from amending or terminating any of their benefit plans in accordance with their terms, (iii) prevent Buyer, the Vantive Group Entities or any of their Affiliates, after the Closing or Local Closing, as applicable, from terminating the employment of any Transferred Business Employee, (iv) confer upon any Person any benefits under any benefit plans, programs, policies or other arrangements, including severance benefits or right to employment or continued employment with Buyer for any period or (v) create any third-party beneficiary rights in any employee of any Vantive Group Entity, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Transferred Business Employee by Buyer, the Vantive Group Entities or any of their Affiliates or under any benefit plan which Buyer, the Vantive Group Entities or any of their Affiliates may maintain. With Seller’s prior written consent (which shall not be unreasonably withheld), from the Execution Date until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Buyer and its Affiliates and Representatives shall be permitted to take reasonable actions to secure post-Closing employment and compensation arrangements with the Persons set forth on Section 4.9(i) of the Seller Disclosure Letter consistent with applicable law.

Section 4.10 Worker Adjustment and Retraining Notification. Within five (5) Business Days prior to the Closing Date, Seller shall provide Buyer with a list of employees of Seller or its Affiliates who experienced an “employment loss” (within the meaning of the WARN Act) at any single site of employment within the ninety (90)-day period prior to the Closing Date. Buyer shall not, and shall cause any Vantive Group Entity not to, take any action in the ninety (90)-day period following the Closing Date that would violate the Worker Adjustment and Retraining Notification Act of 1988 and any similar Law (collectively, the “WARN Act”).

Section 4.11 Non-Solicitation; Non-Competition.

(a) From the Closing Date until the date that is two (2) years after the Closing Date, Seller shall not, and shall cause all other Restricted Parties not to, directly or indirectly, (i) hire or solicit for employment any Business Employee at the level of Senior Director and above or (ii) knowingly induce or encourage any Business Employee at the level of Senior Director and above to no longer be employed by a Vantive Group Entity; provided, however, that nothing in this Section 4.11 shall prohibit Seller or any Restricted Parties from (A) engaging in general solicitations to the public or general advertising not specifically targeted at Business Employees at the level of Senior Director and above, (B) using a search firm, employment agency or other similar entity, provided that such entity has not been authorized by Seller or a Restricted Party to specifically solicit Business Employees at the level of Senior Director and above or (C) hiring or soliciting any Business Employees at the level of Senior Director and above (1) whose employment has been terminated by a Vantive Group Entity following the Closing with or without cause (but only after at least ninety (90) days have passed since the date of termination of employment), (2) as a result of activities permitted by the foregoing clauses (A) and (B), where prohibiting such employment is not permitted by applicable Law or (3) who has contacted Seller or a Restricted Party seeking employment with such Seller or a Restricted Party on his or her own initiative without any direct or indirect solicitation by or on behalf of Seller or a Restricted Party (but only after at least one hundred eighty (180) days have passed since the date of termination of employment).

(b) From the Closing Date until the date that is three (3) years after the Closing Date, Seller shall not, and shall cause all other Restricted Parties not to, directly or indirectly, (i) invest in, acquire, own, manage, control, operate or otherwise engage in an enterprise that competes with the Business (a “Competitive Business”) in any jurisdiction in which the Business actively engaged during the twelve (12) months preceding the Closing Date (including through sales to its direct customers), or enter into any business arrangement with or otherwise partner with any third party for the primary purpose of engaging in a Competitive Business in any jurisdiction in which the Business was actively engaged during the twelve (12) months preceding the Closing Date or (ii) intentionally engage or solicit, or intentionally attempt to engage or solicit, any vendor or supplier to, or customer of, the Vantive Group Entities or the Business (or any Person who was a supplier or vendor to, or customer of, the Vantive Group Entities or the Business within the one (1)-year period prior to the Closing Date) to terminate or alter in a manner adverse to the Vantive Group Entities or the Business such vendor’s or supplier’s or customer’s relationship with the Vantive Group Entities or the Business; provided, that this Section 4.11(b) shall not prohibit Seller or any other Restricted Party from, directly or indirectly: (i) passively investing in or owning securities of any Person engaged in a Competitive Business representing less than 5% of any class of securities of such Person (provided, that no Restricted Party is represented on such Person’s board of directors or equivalent body, exercises management functions with respect to or otherwise controls such Person); (ii) acquiring or investing in, and after such acquisition or investment, continuing to own and operate, any Person engaged in a Competitive Business if (A) such operations account for less than 20% of such Person’s consolidated revenues for the fiscal quarter ended immediately prior to such acquisition or investment and (B) such Restricted Party, within one year after the consummation of such acquisition, discontinues, or enters into a definitive agreement to cause the divestiture of, a sufficient portion of such operations of such Person such that the restrictions set forth in this Section 4.11 would not operate to restrict such ownership; or (iii) investing in, acquiring, owning, managing, controlling, operating or otherwise engaging in the Retained Business (including any business that was operated as part of the Business prior to the Closing).

(c) The covenants set forth in this Section 4.11 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant or provision of this Agreement. If any provision of this Section 4.11 or the application thereof becomes or is declared by a Governmental Entity of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto to the maximum extent permissible. The Parties further agree to replace such void or unenforceable provision of this Section 4.11 with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(d) The provisions of this Section 4.11 are intended to be for the benefit of, and from and after the Closing shall be enforceable by, the Vantive Group Entities, who are intended third-party beneficiaries of this Section 4.11.

Section 4.12 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Closing until the date that is six (6) years after the Closing, Buyer shall cause the Vantive Group Entities to indemnify, defend, hold harmless and reimburse, to the fullest extent permitted under applicable Law and the respective Organizational Documents of the applicable Vantive Group Entity in effect as of the Execution Date, each current and former director, officer and other board member of the Vantive Group Entities (in each case, when acting in such capacity), determined as of the Closing (the “Indemnitees”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any actual or alleged Action in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, including in connection with (i) the Transactions and (ii) actions to enforce this Section 4.12 or any other indemnification or advancement right of any Indemnitee, and Buyer shall also advance expenses as incurred to the fullest extent permitted under applicable Law and the respective Organizational Documents of the applicable Vantive Group Entity in effect as of the Execution Date; provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) Buyer shall cause the Vantive Group Entities to obtain with effect from the Closing Date and shall cause the applicable Vantive Group Entity to maintain in effect for six (6) years after the Closing Date (i) a “run-off” or “tail” directors’ and officers’ liability insurance policy to the current policy for such Vantive Group Entity and (ii) a fiduciary liability insurance policy, each with respect to matters occurring prior to the Closing, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as such Vantive Group Entity’s existing policies with respect to matters existing or occurring at or prior to the Closing (including in connection with the Transactions); provided, however, that in no event shall Buyer be required to expend for such insurance policies an annual premium amount in excess of 250% of the annual premiums currently allocated to the Business for such insurance (and if the annual premiums for such tail policies exceed such amount, Buyer shall obtain the best insurance coverage reasonably available with respect to both policies whose cost does not exceed such amount). Notwithstanding the foregoing, Buyer and the Vantive Group Entities shall not be required to provide any indemnification or advancement of expenses to any Indemnitee for matters that are not Related to the Business.

(c) During the six (6)-year period from and after the Closing, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Closing and rights to advancement of expenses relating thereto now existing in favor of any Indemnitee as provided in the Organizational Documents of the applicable Vantive Group Entity or any indemnification agreement between such Indemnitee and the applicable Vantive Group Entity, in each case, as in immediately prior to the Closing shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnitee.

(d) If Buyer or any of the Vantive Group Entities or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer or the applicable Vantive Group Entity shall assume all of the obligations set forth in this Section 4.12.

(e) The provisions of this Section 4.12 are intended to be for the benefit of, and from and after the Closing shall be enforceable by, each Indemnitee who is an intended third-party beneficiary of this Section 4.12.

(f) The rights of the Indemnitees under this Section 4.12 shall be in addition to any rights such Indemnitees may have under the Organizational Documents of the applicable Vantive Group Entity, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed as or shall release or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the applicable Vantive Group Entity for any of its directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 4.12 is not prior to or in substitution of any such claims under such policies).

Section 4.13 Confidentiality.

(a) The terms of the confidentiality agreement, dated as of January 25, 2024 (the “Confidentiality Agreement”), between Seller and Carlyle Investment Management L.L.C., are hereby incorporated by reference, mutatis mutandis, and, notwithstanding anything contained in the Confidentiality Agreement to the contrary, shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate; provided, that from and after the Execution Date, “Representatives” (as such term is defined in the Confidentiality Agreement) shall be deemed to include any and all current and prospective limited partners of funds affiliated with Carlyle Investment Management L.L.C. to the extent necessary to permit Buyer to disclose any Evaluation Information (as defined in the Confidentiality Agreement) to any such limited partner (subject to customary confidentiality arrangements or receiving customary confidentiality undertakings by such limited partner and Buyer shall, or shall cause Carlyle Investment Management L.L.C. and its managed investment funds to, enforce such confidentiality arrangements or undertakings against such limited partners) and seek and obtain Equity Financing from such Persons in connection with the Transactions. Notwithstanding the termination of the Confidentiality Agreement at the Closing, Buyer shall, and shall cause its Affiliates and their respective Representatives to, keep confidential any information concerning Seller or its Affiliates (except for information that constitutes a Transferred Asset or relates to a Transferred Asset, Assumed Liability or the Vantive Group Entities) furnished in connection with the Transactions; provided, however, that the information subject to the foregoing provision of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof) or that was independently developed by Buyer or any of its Affiliates without use or reference to such information or was in their rightful possession before the disclosure of the applicable information to it; provided, further, that the provisions of this Section 4.13(a) will not prohibit any retention of copies of records or disclosure (i) as required by applicable Law or (ii) made in connection with the enforcement of any right or remedy relating to this Agreement. In the event that Buyer or any of its Affiliates is required by any applicable Law in accordance with the foregoing sentence to disclose any such information, Buyer shall, (i) to the extent permissible by such applicable Law, provide Seller with prompt written notice of such requirement, (ii) disclose only that information that Buyer determines (with the advice of counsel) is required by such applicable Law to be disclosed and (iii) use reasonable best efforts to preserve the confidentiality of such information, including by, at Seller’s request and at Seller’s sole expense, reasonably cooperating with Seller to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such information. Buyer agrees that it will be responsible for any breach or violation of the provisions of this Section 4.13(a) by any of Buyer’s Representatives.

(b) From and following the Closing, and except as contemplated by or otherwise provided in this Agreement or any other Ancillary Agreement (including any applicable licenses granted pursuant to the Intellectual Property Agreement), Seller hereby agrees with Buyer that Seller will not, and that Seller will cause its Subsidiaries not to, directly or indirectly, without the prior written consent of Buyer, disclose or use any Confidential Information; provided, however, that the provisions of this Section 4.13(b) will not prohibit any retention of copies of records or disclosure (i) as required by applicable Law or (ii) made in connection with the enforcement of any right or remedy relating to this Agreement. In the event that Seller or any of its Subsidiaries is required by any applicable Law in accordance with the foregoing sentence to disclose any Confidential Information, Seller shall, (i) to the extent permissible by such applicable Law, provide Buyer with prompt written notice of such requirement, (ii) disclose only that information that Seller determines (with the advice of counsel) is required by such applicable Law to be disclosed and (iii) use reasonable best efforts to preserve the confidentiality of such Confidential Information, including by, at Buyer’s request and at Buyer’s sole expense, reasonably cooperating with Buyer to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Confidential Information. Seller agrees that it will be responsible for any breach or violation of the provisions of this Section 4.13(b) by any of such Seller’s Subsidiaries.

(c) This Section 4.13 shall terminate three (3) years after the Closing Date.

Section 4.14 Releases.

(a) Effective as of the Closing, (i) Seller, on behalf of itself and its Subsidiaries (other than the Vantive Group Entities), and each of their respective employees, officers, directors, equityholders, partners, members, advisors, successors and assigns (the “Seller Releasing Parties”), hereby irrevocably releases and forever discharges any and all rights, claims, obligations, Liabilities, debts and causes of action, known or unknown, accrued or unaccrued, it has had, now has or might now have against Buyer and each of their Affiliates (including as of immediately following the Closing, any Vantive Group Entity and as of immediately following a Local Closing, the applicable Deferred Market Entity) and their respective employees, current, former or future officers, directors, managers, trustees, incorporators, former, current or future direct or indirect equityholders, general or limited partners, management companies, members, advisors, successors and assigns, agents, attorneys, controlling persons, portfolio companies or other Representatives (the “Company Released Parties”) arising out of, or relating to, the organization, management or operation of the Business on or prior to the Closing (the “Released Claims”) and (ii) Buyer, on behalf of the Vantive Group Entities and following a Local Closing, the applicable Deferred Market Entity, itself and its other Affiliates and each of their respective current, former or future direct or indirect equityholders, general or limited partners, management companies, members, predecessors, directors, officers, employees, controlling persons, portfolio companies, agents, representatives, successors and assigns (the “Buyer Releasing Parties”), hereby irrevocably releases and forever discharges any and all rights, claims, obligations, Liabilities, debts and causes of action, known or unknown, accrued or unaccrued, any Vantive Group Entity (including following a Local Closing, the applicable Deferred Market Entity) has had, now has or might now have against Seller and its Subsidiaries and each of its and their respective current, former or future employees, officers, directors, equityholders, partners, members, advisors, successors and assigns (the “Seller Released Parties”) arising out of, or relating to, the Released Claims, in each case of clauses (i) and (ii) other than (A) any rights, claims or causes of action under this Agreement or any Ancillary Agreement or any certificate or instrument delivered in connection herewith (which claims shall remain subject to the applicable limitations set forth in this Agreement), including with respect to the Buyer Releasing Parties, the Excluded Assets and Excluded Liabilities and for Fraud, (B) any written agreement entered into at or after the Closing between Buyer or any Vantive Group Entity (including after a Local Closing, the applicable Deferred Market Entity), on the one hand, and Seller or a Seller Releasing Party, on the other hand, (C) under any contract of insurance, Organizational Documents or other indemnification and/or exculpation obligations covering or otherwise in favor of the directors, managers and officers of Seller or its Subsidiaries (including the Vantive Group Entities) prior to the Closing, (D) any rights, claims or causes of action relating to employment, severance, bonus or similar arrangements by any current or former managing director, officer or employee of the Business that continues to remain in effect following the Closing, (E) any arrangements, understandings or Contracts set forth in Section 4.21 of the Seller Disclosure Letter or (F) any other commercial or business transactions between Buyer or any of the Company Released Parties (including the Vantive Group Entities and, after a Local Closing, the applicable Deferred Market Entity), on the one hand, and Seller or any of the Seller Released Parties, on the other hand, unrelated to the Business and the Vantive Group Entities and after a Local Closing, the applicable Deferred Market Entity, this Agreement or the Transactions.

(b) Effective upon the Closing, Seller, for itself and each of the Seller Releasing Parties, and Buyer, for itself and each of the Buyer Releasing Parties, irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Action of any kind against the Company Released Parties or the Seller Released Parties, as applicable, based on any Released Claim.

(c) In furtherance of the foregoing, each of Buyer, for itself and the Vantive Group Entities and their respective Affiliates, successors, heirs and executors, and Seller, for itself and on behalf of its Subsidiaries, successors, heirs and executors, hereby acknowledges that (i) it is aware that such Party may hereafter discover facts different from or in addition to the facts which such Person now knows or believes to be true with respect to the subject matter of this Agreement, but that the Parties intend that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery of any such different or additional facts and (ii) it has been informed of, and that such Party is familiar with, Section 1542 of the Civil Code of the State of California, which provides as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.” Each of Buyer, for itself and the Vantive Group Entities, their respective Affiliates, successors, heirs and executors, and Seller, for itself and on behalf of its Subsidiaries, successors, heirs and executors, hereby waives and relinquishes (x) all rights and benefits such Person has or may have under Section 1542 of the Civil Code of the State of California, to the fullest extent that such Person may lawfully waive all such rights and benefits pertaining to the subject matters of this Agreement and (y) any similar or comparable protections afforded by any case law or statutes of similar import, whether such laws are in the United States or elsewhere in the world. The Parties acknowledge that this Section 4.14 is not an admission of liability or of the accuracy of any alleged fact or claim.

Section 4.15 Tax Matters.

(a) Tax Return Preparation.

(i) Seller shall prepare or shall cause to be prepared (A) any combined, consolidated, or unitary or similar Tax Return that includes Seller or any of its Subsidiaries (other than the Vantive Group Entities), on the one hand, and any of the Vantive Group Entities or Deferred Vantive Local Businesses, on the other hand (a “Combined Tax Return”), (B) any Income Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to any of the Vantive Group Entities or Deferred Vantive Local Business for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Income Tax Return”) and (C) any Non-Income Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to any of the Vantive Group Entities or Deferred Vantive Local Businesses on or before the Closing Date (a “Pre-Closing Separate Non-Income Tax Return”). Seller shall timely file or cause to be timely filed any Combined Tax Return, any Pre-Closing Separate Income Tax Return and any Pre-Closing Separate Non-Income Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions). Effective after the Closing Date, Seller shall deliver, or cause to be delivered, to Buyer all Pre-Closing Separate Income Tax Returns that are required to be filed after the Closing Date at least thirty (30) Business Days prior to the due date for filing such Tax Returns (taking into account any extensions), or as soon as reasonably practicable if such Tax Return is due within thirty (30) Business Days after the Closing Date (taking into account any extensions), and Buyer shall timely file or cause to be timely filed such Tax Returns. Seller shall consider in good faith Buyer’s reasonable comments received by Seller no later than fifteen (15) Business Days prior to the due date for such Pre-Closing Separate Income Tax Returns. Buyer shall not amend or revoke any Pre-Closing Separate Income Tax Returns or Pre-Closing Separate Non-Income Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed). Buyer shall promptly provide (or cause to be provided) to Seller any information reasonably requested by Seller to facilitate the preparation and filing of any Tax Returns described in this Section 4.15(a)(i), and Buyer shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by Seller, which information and timeline shall be consistent with the past practice of the applicable Vantive Group Entity or Deferred Vantive Local Business (or Seller or its relevant Affiliates with respect to the applicable Vantive Group Entity or Deferred Vantive Local Business).

(ii) Except for any Tax Return required to be prepared by Seller pursuant to Section 4.15(a)(i), Buyer shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Vantive Group Entities and the Deferred Vantive Local Businesses and shall timely pay all Taxes due with respect thereto. In the case of any such Tax Return (A) for any Pre-Closing Tax Period (including any Straddle Period) or (B) that may reasonably be expected to (x) result in a claim against Seller on the basis of Indemnified Taxes or the representations and warranties relating to Taxes or (y) have an adverse impact on the Tax affairs of Seller or its Affiliates (other than the Vantive Group Entities or the Deferred Vantive Local Businesses) (a “Seller-Reviewed Tax Return”), Buyer shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the applicable Vantive Group Entity or Deferred Vantive Local Business (or Seller or its relevant Affiliates with respect to the applicable Vantive Group Entity or Deferred Vantive Local Business) unless a contrary position is required by applicable Law. Buyer shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Seller-Reviewed Tax Returns at least thirty (30) days prior to the due date thereof (taking into account any extensions). Buyer shall revise such Seller-Reviewed Tax Return to reflect any reasonable comments received from Seller not later than fifteen (15) days before the due date thereof (taking into account any extensions). If Buyer and Seller are unable to resolve their differences by the fifth (5th) Business Day prior to the due date for such Tax Return, then such differences shall be resolved by the Accountant and any such determination by the Accountant shall be final and binding on the parties. The fees and expenses of the Accountant shall be borne by the parties in a manner consistent with the provisions of Section 1.4(b). Buyer shall not amend or revoke any such Seller-Reviewed Tax Returns (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(iii) Proration of Taxes. For purposes of this Agreement, in the case of any Straddle Period, the amount of Taxes attributable to the Pre-Closing Tax Period shall be calculated as follows: (A) in the case of any Taxes based upon income, receipts, transactions, wages or payroll (or any similar Taxes), the amount of such Taxes that are attributable to the Pre-Closing Tax Period shall be determined on the basis of a “closing of the books” as of the end of the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity or non-U.S. entity in which any of the Vantive Group Entities or Deferred Vantive Local Businesses holds a beneficial interest shall be deemed to terminate at such time); provided, however, that in making such determinations, exemptions, allowances or deductions that are calculated on an annual basis, such as depreciation deductions (except in the case of property placed in service after the Closing Date), shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period on a daily basis and deductions or other Tax benefits attributable to Seller Transaction Expenses shall be apportioned solely to the Pre-Closing Tax Period and (B) in the case property, ad valorem, or other similar Taxes imposed on a periodic basis, the amount of such Taxes that are attributable to the Pre-Closing Tax Period shall equal the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period through and including the Closing Date, and the denominator of which is the total number of days in the Straddle Period. The remaining portion of any Tax for a Straddle Period shall be allocated to the Post-Closing Tax Period.

(b) Seller Transaction Expenses. Seller Transaction Expenses shall be allocated to a Pre-Closing Tax Period, and any deductions or other Tax benefits attributable to Seller Transaction Expenses shall be for Seller’s account, in each case to the maximum extent allowable by Law at a “more likely than not” (or higher) degree of comfort.

(c) Transfer Taxes. Unless provided otherwise in a Business Transfer Agreement, Buyer shall be liable for and pay any and all Transfer Taxes due and payable as a result of, relating to or in connection with the purchase and sale of the Interests and the Deferred Vantive Local Businesses, and Buyer shall reimburse Seller for any such Transfer Taxes that are paid by Seller or its Affiliates. For the avoidance of doubt, Buyer shall not be responsible for paying any Transfer Taxes directly arising from the Pre-Closing Reorganization (other than Buyer’s share of the Incremental Tax Costs pursuant to Section 4.15(r)), which shall be the sole responsibility of Seller. Any Tax Returns that must be filed in connection with any such Transfer Taxes (the “Transfer Tax Returns”) shall be prepared and timely filed (or caused to be filed) by the Party that is required by Law to file such Transfer Tax Return. Buyer and Seller shall cooperate with each other and, as required by applicable Law (including through the provision of any applicable value-added tax invoices), join in the execution of all necessary Transfer Tax Returns and other documentation with respect to any such Transfer Taxes.

(d) Tax Contests.

(i) If any Governmental Entity issues to Buyer or its Affiliates (including any Vantive Group Entity after the Closing or Deferred Vantive Local Business after the applicable Local Closing) a notice of deficiency, a notice of reassessment, an additional assessment, a proposed adjustment, an assertion of claim, demand or any other document, or a notice of its intent to audit, investigate, inspect, examine or conduct another proceeding with respect to Taxes or Tax Returns of the Vantive Group Entities relating to a Pre-Closing Tax Period or, with respect to a Deferred Vantive Local Business, a taxable period (or portion thereof) that ends on or prior to the applicable Local Closing, the resolution of which would reasonably be expected to (i) serve as the basis for a claim for indemnification pursuant to this Agreement with respect to Indemnified Taxes or, if such notice is issued prior to the determination of the Final Closing Statement, be relevant to the determination of the Final Closing Statement, (ii) result in a Tax refund claim of Seller pursuant to Section 4.15(e), or (iii) concern any Taxes that are the subject of Section 4.15(o) (collectively, a “Tax Claim”), Buyer shall notify Seller of receipt of such Tax Claim from the Governmental Entity promptly and in all events within fifteen (15) Business Days; provided, that the failure to provide such timely notice shall not mitigate or eliminate Seller’s indemnification obligations hereunder except to the extent Seller is actually prejudiced by such failure. Such notice shall specify in reasonable detail, to the extent available, the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the relevant Governmental Entity. Seller shall have the right, at its sole cost and expense, to control, contest, resolve and defend against any such Tax Claim (including any administrative or judicial proceeding with respect to such Tax Claim); provided, that (A) Buyer shall have the right to participate, at Buyer’s own expense, in any such Tax Claim, (B) Seller shall keep Buyer reasonably informed of the status of such Tax Claim (including providing Buyer with copies of all material written correspondence regarding such Tax Claim), (C) Seller shall consider in good faith any reasonable comments made by Buyer with respect to such Tax Claim, and (D) Seller shall not, and shall not permit its Affiliates to, concede, settle or compromise such Tax Claim (or portion thereof) without Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding any provision in this Agreement to the contrary, Seller shall have the exclusive right to control in all respects any Tax Claim relating to any Combined Tax Return.

(ii) Buyer shall control all Tax Claims not controlled by Seller pursuant to Section 4.15(d)(i); provided, that (A) Buyer shall keep Seller reasonably informed of the status of such Tax Claims (including providing Seller with copies of all material written correspondence regarding such Tax Claims) (B) Buyer shall allow Seller to be present at, and participate in, any such Tax Claims with counsel of Seller’s choice at Seller’s own expense, (C) Buyer shall consider in good faith any reasonable comments made by Seller with respect to any such Tax Claim, and (D) Buyer shall not, and shall not permit its Affiliates to, concede, settle or compromise such Tax Claim (or portion thereof) without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(e) Refunds. Any Tax refunds or credits that are received by Buyer and its Affiliates (including for this purpose the Vantive Group Entities and the Deferred Vantive Local Businesses) of or against any Indemnified Taxes other than any Excluded Tax Refunds shall be for the account of Seller, and Buyer shall pay over, or cause its Affiliates to pay over, net of any reasonable out-of-pocket and third-party costs (including Taxes), the amount of any such refund or credit to Seller within five (5) Business Days after the receipt thereof or the application of such refund or credit against amounts otherwise payable. Buyer shall use commercially reasonable efforts to file for and obtain or cause its Affiliates, including any Vantive Group Entity or Deferred Vantive Local Business, to file for and obtain (or take any other action as needed to obtain), any refunds or credits to which Seller is entitled under this Section 4.15(e). If an amount of Indemnified Taxes that was included as a liability in the calculation of Final Cash Consideration is later determined to not be payable (a “Tax Overprovision”), the amount of such Tax Overprovision shall be for the account of Seller and shall be treated as being received by Buyer upon reversal of such Tax liability in the financial statements of Buyer, the Vantive Group Entities the Deferred Vantive Local Businesses, or any of their Affiliates pursuant to GAAP. Buyer shall pay over to Seller the amount of any such Tax refund or such Tax Overprovision within ten (10) Business Days after its receipt, net of any reasonable out-of-pocket and third-party costs (including Taxes) incurred by Buyer and any of their Affiliates attributable to the obtaining and receipt of such Tax refund or credit or Tax Overprovision.

(f) Cooperation. With respect to the Vantive Group Entities and the Deferred Vantive Local Businesses, each Party shall, and shall cause its respective Subsidiaries to (including, in the case of Buyer following the Closing, the Vantive Group Entities, and following a Local Closing, the applicable Deferred Vantive Local Business), make available to the other Party as reasonably requested all information, records and documents relating to Taxes concerning the Vantive Group Entities and the Deferred Vantive Local Businesses with respect to or that relate to a Pre-Closing Tax Period, and provide the assistance of all officers and employees of the Vantive Group Entities to the extent reasonably requested by such other Party for such purpose. Such cooperation shall also include the provision of reasonably requested information related to the calculation of Taxes to be paid with respect to the Business and the Vantive Group Entities following the Closing and information related to the transactions contemplated by Annex A (including the location of certain assets and business lines owned by the Vantive Group Entities and the amount of Cash held by each Vantive Group Entity as reflected in the Estimated Closing Statement). Notwithstanding anything to the contrary in this Agreement, and unless required by applicable Laws, neither Seller nor any of its Subsidiaries shall be required to provide any Person with any Tax Return or copy of any Tax Return of (a) Seller or any of its Subsidiaries or (b) a consolidated, combined, affiliated, unitary or similar group that includes Seller or any of its Subsidiaries except, in each case, for materials or portions thereof (including associated schedules and work papers) that relate solely to the Vantive Group Entities or the Deferred Vantive Local Businesses.

(g) Certain Actions. Notwithstanding anything herein to the contrary, unless required by applicable Law (as determined at a “more likely than not” or higher standard) or as set forth in Section 4.15(g)(B) of the Seller Disclosure Letter, Buyer and its Affiliates shall not, and shall not cause any Vantive Group Entity or Deferred Vantive Local Business to (i) make or change any Tax election with respect to any Vantive Group Entity or Deferred Vantive Local Business (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), or change any method of Tax accounting or any Tax accounting period of any Vantive Group Entity or Deferred Vantive Local Business, which election or change would be effective on or prior to the Closing Date, (ii) amend, re-file or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Returns relating in whole or in part to any Vantive

Group Entity or Deferred Vantive Local Business for any Pre-Closing Tax Period (including any Straddle Period), (iii) file a Tax Return for a Pre-Closing Tax Period in a jurisdiction where the Vantive Group Entities or Deferred Vantive Local Businesses did not file such Tax Return for such period or Seller (or Seller’s regarded parent, as applicable) did not file such Tax Return with respect to the Transferred Assets for such period, (iv) change a transfer pricing policy of any Vantive Group Entity or Deferred Vantive Local Business which is in place at the Closing Date with retroactive effect to a Pre-Closing Tax Period, (v) initiate any voluntary disclosure or similar proceedings for any Pre-Closing Tax Period (including any Straddle Period), (vi) in the event that neither a Section 338(g) Election nor a 245A Election is made with respect to a Sold CFC, take any action on or after the Closing Date through the end of the current taxable year of any Sold CFC that is (x) not in the ordinary course or (y) in a manner that is inconsistent with the past practices of such Sold CFC, in each case to the extent that such action could affect the “earnings and profits” (as determined for U.S. federal income tax purposes) or the “subpart F” income or “global intangible low-taxed income” within the meaning of Sections 951 and 951A of the Code, respectively, of or attributable to such Sold CFC for such taxable year, (vii) take any actions inconsistent with, or fail to take any actions required by, Section 4.15(g)(A) of the Seller Disclosure Letter or (viii) make any Tax election or take any other action or position that would reasonably be expected to increase the amount of Taxes or reduce any Tax benefit in respect of any Pre-Closing Tax Period (including the portion of any Straddle Period ending on the Closing Date), in each case without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed).

(h) Adjustment of Final Cash Consideration. All indemnification payments made under this Section 4.15 will be deemed adjustments to the Final Cash Consideration for Tax purposes, to the extent permitted by applicable Tax Law.

(i) Sole Basis for Claims with Respect to Taxes. Notwithstanding anything to the contrary in this Agreement, the claims, rights and obligations of the Parties and the procedures regarding Tax matters (including rights and obligations of the Parties with respect to indemnification pursuant to this Section 4.15) that are the subject of this Section 4.15 shall solely be governed by and limited as provided forth in this Section 4.15, except that Section 7.4, Section 7.6, Section 7.7, Section 7.8 and Section 7.9 shall apply also to claims under this Section 4.15 (as further specified, as the case may be, in these Sections), provided, that to the extent those Sections expressly conflict with the provisions of this Section 4.15, the provisions of this Section 4.15 shall prevail with respect to Tax matters. The covenants and agreements contained in this Section 4.15 shall survive the Closing until performed in accordance with their respective terms.

(j) Allocation of Purchase Price.

(i) Within ninety (90) days after the determination of the Final Closing Statement in accordance with Section 1.4, Seller shall prepare and deliver to Buyer an illustrative schedule setting forth the (i) proposed relative allocation of the Closing Cash Consideration (as well as any additional amounts treated as consideration for applicable Tax purposes) among the Business and each Vantive Group Entity, determined in accordance with the Entity-Level Allocation Methodology (such allocation, the “Entity-Level Purchase Price Allocation”) and (ii) the allocation of the applicable portion of the Entity-Level Purchase Price Allocation among the assets of any Vantive Group Entity (x) that is treated as directly sold or exchanged by Seller or by Baxter Healthcare Holding Ltd. for U.S. federal income tax purposes and treated as a partnership or disregarded entity for U.S. federal income tax purposes or (y) with respect to which a Section 338(g) or Section 338(h)(10) is made for U.S. federal income Tax purposes, determined in accordance with the Entity-Level Purchase Price Allocation and Asset-Level Allocation Methodology (such allocation, the “Asset-Level Purchase Price Allocation,” and collectively with the Entity-Level Purchase Price Allocation, the “Global Allocation”). The Parties shall cooperate in good faith to agree upon the Global Allocation. To the extent that any disagreements cannot be resolved twenty (20) Business Days following the delivery of the Global Allocation, the dispute shall be presented to the Accountant, who shall make a final determination as to the Global Allocation (which determination, for the avoidance of doubt shall follow the Entity-Level Allocation Methodology and Asset-Level Allocation Methodology). The Global Allocation agreed upon by the parties or determined by the Accountant hereunder (the “Final Global Allocation”) shall be binding upon the parties. The fees and expenses of the Accountant in connection with the resolution of any dispute under this Section 4.15(j)(i) shall be paid by each of Buyer and Seller in a manner consistent with Section 1.4(b)(vii).

(ii) The Parties agree that they will not, and will not permit any of their respective Subsidiaries, and in the case of Buyer, Affiliates to, take a position (unless required by a final determination within the meaning of Section 1313(a) of the Code or any similar state, local or non-U.S. Law) on any Tax Return or in any Tax audit or examination before any Governmental Entity that is in any way inconsistent with the Final Global Allocation.

(iii) To the extent permitted by applicable Law, the Final Global Allocation shall be amended to reflect any adjustment to the purchase price pursuant to this Agreement.

(iv) Within thirty (30) days following the date hereof, the Parties shall cooperate in good faith in following the Entity-Level Allocation Methodology to the extent possible based on reasonably available information, and agree to an estimate of the Entity-Level Purchase Price Allocation to be used for applicable Tax reporting purposes with respect to certain transactions occurring pursuant to the Pre-Closing Reorganization.

(k) Section 338 and Other Elections.

(i) Neither Buyer nor any of its Affiliates (including following the Closing, the Vantive Group Entities) shall make any Tax election under Section 338 of the Code or any comparable provision of state, local or non-U.S. Tax Law, with respect to any of the Vantive Group Entities (except for (A) the Section 338(g) Elections with respect to the Section 338(g) Entities pursuant to Section 4.15(k)(ii) and (B) the Section 338(h)(10) Elections pursuant to Section 4.15(k)(iii)).

(ii) Section 338(g) Elections.

(A) Seller and Buyer agree that an election under Section 338(g) of the Code (and any comparable provisions of state, local or non-U.S. Tax Law) shall be made with respect to those Vantive Group Entities designated in Section 4.15(k)(ii)(A) of the Seller Disclosure Letter as a Section 338(g) entity (the Vantive Group Entities so designated, the “Section 338(g) Entities” and such election, the “Section 338(g) Election”).

(B) If within one hundred and eighty (180) days following the Closing, Seller notifies Buyer that a Section 338(g) Election shall be made with respect to one or more Vantive Group Entity listed in Section 4.15(k)(ii)(B) of the Seller Disclosure Letter, then such Vantive Group Entity shall also be a Section 338(g) Entity.

(C) Buyer shall (or shall cause its Affiliate to) make a Section 338(g) Election and take any action necessary to effectuate such election with respect to each Section 338(g) Entity. Buyer shall deliver to Seller a copy any such Section 338(g) Election forms (including IRS Form 8023) and any other documentation necessary for making such election at least fifteen (15) days prior to the due date for such forms, and shall deliver to Seller a copy of such forms filed with the applicable tax authority not later than ten (10) days after such forms are filed. For the avoidance of doubt, no Section 338(g) Election shall be made in respect of any Vantive Group Entity that is not listed in Section 4.15(k)(ii)(A) or Section 4.15(k)(ii)(B) of the Seller Disclosure Letter.

(iii) Buyer and Seller agree that an election under Section 338(h)(10) of the Code (and any comparable provisions of state, local or non-U.S. Tax Law) shall be made with respect to a Vantive Group Entity designated in Section 4.15(k)(iii) of the Seller Disclosure Letter as a Section 338(h)(10) entity (the Vantive Group Entities so designated, the “Section 338(h)(10) Entities” and such election, the “Section 338(h)(10) Election”). Buyer and Seller shall (or shall cause their respective Affiliates to) jointly and timely make a Section 338(h)(10) Election and take any action necessary to effectuate such election with respect to each Section 338(h)(10) Entity.

(iv) Buyer and Seller shall cooperate with each other to take all actions necessary and appropriate to effect, perfect and preserve any Section 338(g) Election and Section 338(h)(10) Election with respect to each Section 338(g) Entity and Section 338(h)(10) Entity in accordance with the provisions of Section 338 of the Code (and any comparable provisions of state, local or non-U.S. Tax Law) or any successor provisions, including filing such forms, returns, elections, schedules and other documents as may be required, and accepting reasonable comments from the other Party with respect to such required forms, including IRS Form 8023.

(v) Seller and Buyer shall (and shall cause their respective Subsidiaries, and in the case of Buyer, Affiliates to) (i) prepare and file all federal, state and local Tax Returns in a manner consistent with any Section 338(g) Election and any Section 338(h)(10) Election and (ii) not take any position inconsistent therewith on any Tax Return, in connection with any Tax proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Tax Law).

(l) Controlled Foreign Corporations. To the extent permitted by applicable Law, the Parties shall enter into, and shall cause each of their relevant Subsidiaries that is described in Treasury Regulations Section 1.245A-5(e)(3)(i)(C)(2) to enter into, a binding agreement with each other pursuant to U.S. Treasury Regulations Section 1.245A-5(e)(3)(i)(C)(2) in a timely manner to enable Seller to, and Seller shall, make the election under Treasury Regulations Section 1.245A-5(e)(3)(i) to close the taxable year of any Vantive Group Entity as of the end of the day on the Closing Date, in each case for any such Vantive Group Entity which is a “controlled foreign corporation” (within the meaning of the Code) (such election, the “245A Election,” and such controlled foreign corporations, the “Sold CFCs”). Buyer and Seller shall cooperate (and cause their respective Subsidiaries, and in the case of Buyer, controlled Affiliates, to cooperate) with each other to take all actions necessary and appropriate (including entering into any agreements and filing such additional forms, returns, or other documents as may be required) to effect and preserve such election in accordance with the provisions of Treasury Regulation Sections 1.245A-5(e)(3)(i) (or any comparable provisions of state or local Tax Law). Buyer and Seller further agree to file (and cause their respective Subsidiaries, and in the case of Buyer, Affiliates, to file) all Tax Returns and any other filings in a manner consistent with such election.

(m) Allocation of Tax Liabilities.

(i) Subject to the occurrence of the Closing and the provisions of this Section 4.15, Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against, and will pay and reimburse each of the Buyer Indemnitees for any Indemnified Taxes.

(ii) Subject to the occurrence of the Closing and the provisions of this Section 4.15, Buyer shall indemnify and hold harmless the Seller Indemnitees from and against, and will pay and reimburse each of the Seller Indemnitees for any Taxes (w) imposed on or with respect to the Vantive Group Entities and the Deferred Vantive Local Businesses other than Indemnified Taxes, (x) imposed on Seller or its Subsidiary as a result of a breach by Buyer or its Affiliates of any provision of this Section 4.15, (y) allocated to Buyer pursuant to Section 4.15(r), and (z) allocated to Buyer pursuant to Section 4.15(o) of the Seller Disclosure Letter.

(n) Limitations. Seller’s obligation to indemnify Buyer Indemnitees for any Indemnified Taxes shall not exist if and to the extent (A) such Indemnified Taxes were taken into account in determining the Final Cash Consideration as finally determined pursuant to Section 1.4, (B) such Indemnified Taxes result from (x) any transaction not contemplated by this Agreement occurring on the Closing Date but after the Effective Time outside of the ordinary course of business or (y) a breach by Buyer or its Affiliates of any provision of this Agreement, (C) notice of such claim is delivered by Buyer to Seller more than sixty (60) days after expiry of the applicable statutory limitation period in the relevant jurisdiction to timely object, appeal or contest the Tax matter giving rise to the claim, (D) the Buyer Indemnitees have received and are entitled to retain a corresponding repayment, reimbursement or indemnification with respect to such Taxes against a party other than Seller or its Subsidiaries or (E) such Taxes are actually offset by any Tax losses, Tax credits or other Tax attributes attributable to any Pre-Closing Tax Period (including as a result of subsequent Tax audits) provided, that any other direct or indirect use or reduction of such Tax attributes by Buyer or, after the Closing Date, by any of the Vantive Group Entities or, after a Local Closing Date, by the applicable Deferred Vantive Local Business shall be disregarded in determining the existence and the amount of such Tax attributes.

(o) PRC Tax Matters. Matters with respect to Bulletin 7 are described in Section 4.15(o) of the Seller Disclosure Letter.

(p) Certain Tax Elections.

(i) Section 754 Elections. With respect to any Vantive Group Entity (a) that is or will be a partnership for U.S. federal income tax purposes at the time of Closing and treated as directly sold or exchanged by Seller for U.S. federal income tax purposes (taking into account any Section 338(g) Election), and (b) that is owned by BII or its Affiliate as to 50% or more, BII shall cause such Vantive Group Entity to make an election under Section 754 of the Code effective on or prior to the Closing Date to the extent permitted under the organizational documents of such Vantive Group Entity.

(ii) Unified Loss Elections. Unless the Buyer provides advance written consent to the contrary, Seller shall make or cause to be made, as applicable, an election pursuant to Treasury Regulations Section 1.1502-36(d)(6)(i)(A) with respect to any Vantive Group Entity that (a) is or will be a corporation for U.S. federal income tax purposes at the time of Closing (taking into account any Section 338(g) Election) and (b) is incorporated, or otherwise treated as resident for U.S. federal income tax purposes, in the United States to the extent necessary to cause no reduction to the tax attributes of each such Vantive Group Entity upon disposition. Seller shall not (and shall cause any applicable Affiliates not to) make an election pursuant to Treasury Regulations Section 1.1502-36(d)(6)(i)(B) or (C) to reattribute any portion of the tax attributes of any other Vantive Group Entity in the absence of Buyer’s advance written consent.

(q) Certain Agreed Tax Treatment. The Parties shall treat the following aspects of the Transactions in the following manner for U.S. federal (and applicable state and local) income tax purposes, and will not, and will not permit any of their respective Affiliates to take a position on any Tax Return or in any Tax audit or examination before any Governmental Entity that is in any way inconsistent with the following agreed treatment (unless required by a final determination within the meaning of Section 1313(a) of the Code or any similar state or local Law):

(i) The steps shown at 5.4.2.e, 5.6.0.b, 5.6.0.c, 5.6.0.g and 5.8.0 of Appendix 1.1(a)(1)shall each be treated as a taxable sale or exchange pursuant to a plan to dispose of all of the equity interests in Jersey NewCo, Vantive Health GmbH and Vantive Holding B.V. and the Parties agree and intend that Section 351 of the Code shall not apply to the transactions effecting such steps.

(ii) Neither Buyer nor any of its Affiliates (including, after the Closing, the Vantive Group Entities) shall be subject to Treasury Regulations § 1.338-8 in connection with the Transactions or as a result of the Pre-Closing Reorganization.

(iii) Amounts payable in accordance with Section 4.33 of the Seller Disclosure Letter shall (i) to the extent treated as paid to US Bidco I for U.S. federal income tax purposes, be treated as an adjustment to purchase price, (ii) to the extent treated as paid to US Bidco II for U.S. federal income tax purposes, be treated as an adjustment to purchase price, and (iii) to the extent treated as paid to Irish Bidco for U.S. federal income tax purposes, be treated as an adjustment to purchase price followed by a distribution of such amounts to Irish Bidco’s direct or indirect parent, and a contribution of such amounts to US Bidco II.

(iv) Jersey Newco shall be treated as tax resident in Ireland from its date of formation, and in furtherance of the foregoing Seller shall or shall cause its Affiliates to take the actions set forth in Section 4.15(q)(iv) of the Seller Disclosure Letter.

(v) Each Sold CFC shall be treated as a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for at least one day after the Closing Date.

(r) Incremental Tax Costs.

(i) With respect to the Taxes imposed on Seller or its Subsidiaries (including, for purposes of this paragraph, any Vantive Group Entity prior to the Closing) as a result of any Pre-Closing Reorganization steps that would not have been incurred in order to effect the Transactions as contemplated by the document referenced in Section 4.15(r) of the Seller Disclosure Letter (such Taxes, the “Incremental Tax Costs”), such Incremental Tax Costs up to $20,000,000 in the aggregate shall be borne fifty percent (50%) by the Seller and fifty percent (50%) by Buyer, and Incremental Tax Costs in excess of $20,000,000 in the aggregate shall be borne by Seller.

(ii) Within five (5) Business Days after the date on which the Incremental Tax Costs are reasonably determined by Seller, Seller shall notify Buyer of the aggregate Incremental Tax Costs payable and the amount to be borne by Buyer in accordance with Section 4.15(r)(i). No later than ten (10) Business Days after such notification, Buyer shall pay (or cause to be paid) to Seller, in immediately available funds, pursuant to the instructions previously delivered by Seller, such Incremental Tax Costs borne by Buyer. Any payment made pursuant to this Section 4.15(r) shall, for Tax purposes (in the case of non-U.S. Taxes, to the extent permitted by applicable non-U.S. Law), be deemed to be an adjustment to the consideration payable to Seller.

Section 4.16 RWI. At or prior to the Closing, Buyer shall deliver to Seller evidence of the purchase by Buyer of the RWI Policy, together with, at or promptly following the Closing, evidence of the payment of the premium for such RWI Policy. Buyer agrees that the RWI Policy shall provide that (a) the insurer shall irrevocably waive and not pursue, directly or indirectly, any claims against Seller or any of its Affiliates or Representatives (by way of subrogation, claim for contribution or otherwise) in connection with this Agreement, the Ancillary Agreements and the Transactions, other than in the case of Fraud by any such party and then only to the extent of such Fraud, and (b) Seller and its Subsidiaries shall be express third-party beneficiaries of such provision. Buyer shall not (and shall cause its Subsidiaries and its Affiliates not to) amend or modify in any respect, or otherwise novate, assign, waive or terminate, the provisions in clauses (a) and (b) of the immediately preceding sentence in a manner adverse to Seller without the prior written consent of Seller, which consent shall be in Seller’s sole discretion. In no event shall the availability of or binding of the RWI Policy be a condition to Closing. The cost of the premiums, together with all Taxes and application fees, underwriting costs, brokerage fees, or similar fees or expenses in connection with the RWI Policy, shall be paid by Buyer. Subject to the Access Restrictions, Seller and the Vantive Group Entities shall provide Buyer with such cooperation as is reasonably requested by Buyer and is reasonably necessary to be provided in obtaining and binding the RWI Policy, including additional diligence information to remove or limit any exclusions thereunder.

Section 4.17 Pre-Closing Reorganization; Delayed Transfers.

(a) Pre-Closing Reorganization.

(i) Prior to the Closing, on the terms and subject to the conditions set forth herein, Seller and certain of its Subsidiaries will consummate the Pre-Closing Reorganization, at Seller’s sole cost and expense. At or prior to the completion of the Pre-Closing Reorganization, Seller may, without Buyer’s prior written consent (but subject to compliance with this Section 4.17(a)(i)), make changes to the structure of the Pre-Closing Reorganization that it determines to be necessary, advisable or desirable; provided, that (A) any such changes shall not be inconsistent with the terms and conditions of this Agreement (including, for the avoidance of doubt, shall not make any changes to the treatment of intercompany loans that are inconsistent with Section 4.21(b) hereof) and shall not alter the ownership of or rights or obligations with respect to, as applicable, Transferred Assets, Assumed Liabilities, Excluded Assets or Excluded Liabilities or allocation of Tax liabilities pursuant to this Agreement, and (B) Seller shall not make any changes to the Pre-Closing Reorganization that would be reasonably likely to (x) result in any material cost or Tax or generate any material Liability or obligation to Buyer or any of its Subsidiaries (including any Vantive Group Entity) following Closing, (y) have any adverse effect on any material term of Buyer’s Debt Financing or Buyer’s ability to obtain funding of the Debt Financing for the Closing, or (z) prevent or materially delay the Closing, in each case without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, Seller may, without Buyer’s prior written consent, make changes to the Pre-Closing Reorganization that are required by any Governmental Entity, subject to the next two sentences of this Section 4.17(a)(i). The Parties shall cooperate in good faith in connection with the implementation of any changes to the Pre-Closing Reorganization and the execution of any resulting changes required to be made to this Agreement, and Seller shall reasonably consider any comments from Buyer on any such changes. Seller shall, and shall cause its Affiliates to, subject to applicable Laws, keep Buyer reasonably informed of the status of the Pre-Closing Reorganization, including with respect to the timing, structure, implementation of material steps and intended Tax treatment of the Pre-Closing Reorganization steps.

(ii) Any Contract, instrument or other agreement that is executed by the Vantive Group Entities or their Affiliates on or following the Execution Date in connection with the Pre-Closing Reorganization (the “Reorganization Documents”) shall be consistent in all material respects with the Pre-Closing Reorganization and the terms and conditions of this Agreement, and shall not alter the ownership of or rights or obligations with respect to, as applicable, Transferred Assets, Assumed Liabilities, Excluded Assets or Excluded Liabilities or allocation of Tax liabilities pursuant to this Agreement, and, where applicable, shall be consistent with the form of Business Transfer Agreement and/or Share Transfer Agreement, as applicable, in each case attached hereto. Seller shall provide Buyer with a reasonable opportunity to review and comment on the material Reorganization Documents in respect of material Pre-Closing Reorganization steps prior to the execution thereof, and reasonably consider any timely and reasonable comments proposed by Buyer. Seller shall provide copies to Buyer of each executed final Reorganization Document on or prior to the Closing.

(iii) This Section 4.17(a) shall not apply to the steps shown in Section 4.21(b) of the Seller Disclosure Letter to which Section 4.21(b) applies.

(b) Delayed Vantive Transfers. Subject to Section 1.6(a) with respect to any Deferred Vantive Local Business, if and to the extent that the transfer or assignment to the applicable Vantive Group Entity of any Transferred Assets or the assumption by the applicable Vantive Group Entity of any Assumed Liabilities would be a violation of applicable Law or requires a Consent that has not been obtained as of or prior to the Effective Time or the Local Closing of a Deferred Vantive Local Business under the terms of this Agreement, the Business Transfer Agreements or the Share Transfer Agreements, as applicable, then, unless the Parties shall otherwise mutually agree, the transfer or assignment to the applicable Vantive Group Entity of such Transferred Assets or the assumption by the applicable Vantive Group Entity of such Assumed Liabilities shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Consent is obtained (any such Transferred Asset, a “Delayed Vantive Asset,” and any such Assumed Liability, a “Delayed Vantive Liability”). Notwithstanding the foregoing, any Delayed Vantive Assets or Delayed Vantive Liabilities shall continue to constitute Transferred Assets or Assumed Liabilities, respectively, for all other purposes of this Agreement and the Ancillary Agreements regardless of when such Delayed Vantive Assets are transferred or assigned to or such Delayed Vantive Liabilities are assumed by the applicable Vantive Group Entity. For the avoidance of doubt, Section 1.6(a) shall control in respect of any Deferred Vantive Local Business, and this Section 4.17(b) through (h) shall not apply to any Business jurisdiction as a whole.

(c) Treatment of Delayed Vantive Assets and Delayed Vantive Liabilities. Subject to Section 1.6(a) with respect to any Deferred Vantive Local Business, from and after the Effective Time, Seller shall, and shall cause its applicable Subsidiaries to, hold on behalf of and for the benefit of the applicable Vantive Group Entity, all Delayed Vantive Assets, and to pay, perform and discharge fully all Delayed Vantive Liabilities. The applicable Vantive Group Entity shall promptly reimburse Seller or the applicable Subsidiaries of Seller for all payments made in connection with the performance and discharge of such Delayed Vantive Liabilities, and Seller shall, and shall cause its applicable Subsidiaries to, promptly remit to the applicable Vantive Group Entity all rights and benefits that are received in connection with any Delayed Vantive Assets. Seller shall use commercially reasonable efforts to cause each such Delayed Vantive Asset or Delayed Vantive Liability to be held by Seller or, where applicable, Seller’s Subsidiary or other designee for the reward and burden of the applicable Vantive Group Entity. Seller shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to manage and operate the applicable Delayed Seller Asset or Delayed Seller Liability in the ordinary course of business in all material respects and take such other actions as may be reasonably requested by Buyer or any of its Subsidiaries (in each case, at Buyer’s cost and expense) so that all the rewards and burdens relating to such Delayed Vantive Asset and Delayed Vantive Liability, including profit, expenses, use, risk of loss, potential for gain and control of such Delayed Vantive Asset and Delayed Vantive Liability, as well as economic and operational claims, rights, obligations, benefits and burdens, shall inure from and after the Effective Time to the applicable Vantive Group Entity as if such

Delayed Vantive Asset or Delayed Vantive Liability was actually conveyed to (or assumed by) Buyer or its designee as of the Effective Time. Seller shall, and shall cause its applicable Subsidiaries or designees to, use commercially reasonable efforts to manage and operate the applicable Delayed Vantive Assets or Delayed Vantive Liabilities solely in its capacity as service provider to, and as third-party agent acting on behalf, at the direction and for the benefit of, Buyer or the applicable Vantive Group Entity, and Buyer or the applicable Vantive Group Entity will bear the profit and/or loss associated with ownership of the Delayed Vantive Assets and Delayed Vantive Liabilities from and after the Effective Time in the manner described in this Agreement.

(d) Transfer of Delayed Vantive Assets and Delayed Vantive Liabilities. Subject to Section 1.6 with respect to any Deferred Vantive Local Businesses, as soon as reasonably practicable after (i) the necessary Consents for each Delayed Vantive Asset or Delayed Vantive Liability have been obtained; and (ii) the transfer or assignment to and assumption by the applicable Vantive Group Entity of each Delayed Vantive Asset or Delayed Vantive Liability is no longer a violation of applicable Law:

(A)

Seller shall, and shall cause each Subsidiary of Seller to, assign, transfer, convey and deliver to the applicable Vantive Group Entities as Buyer may determine, and Buyer shall, and shall cause such Vantive Group Entities to, accept from Seller and the Subsidiaries of Seller all of Seller’s and its Subsidiaries’ respective rights, title and interest in and to such Delayed Vantive Asset; and

(B)

Buyer shall, and shall cause the applicable Vantive Group Entities as Buyer may determine to, accept, assume and agree to perform, discharge and fulfill such Delayed Vantive Liability, in accordance with its terms.

(e) Delayed Seller Transfers. If and to the extent that the transfer or assignment to Seller or its applicable Subsidiary of any Excluded Assets or the assumption by Seller or Seller’s Subsidiaries of any Excluded Liabilities would be a violation of applicable Law or require a Consent that has not been obtained as of or prior to the Effective Time or the Local Closing of a Deferred Vantive Local Business under the terms of this Agreement, the Business Transfer Agreement or the Share Transfer Agreements, as applicable, then, unless the Parties shall otherwise mutually agree, the transfer or assignment to Seller or the applicable Subsidiary of Seller of such Excluded Assets or the assumption by Seller or the applicable Subsidiary of Seller of such Excluded Liabilities shall be automatically deemed deferred, and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Consent is obtained (any such Excluded Asset, a “Delayed Seller Asset,” and any such Excluded Liability, a “Delayed Seller Liability”). Notwithstanding the foregoing, any Delayed Seller Assets or Delayed Seller Liabilities shall continue to constitute Excluded Assets or Excluded Liabilities, respectively, for all other purposes of this Agreement and the Ancillary Agreements regardless of when such Excluded Assets are transferred or assigned to or such Excluded Liabilities are assumed by Seller or its Subsidiaries.

(f) Treatment of Delayed Seller Assets and Delayed Seller Liabilities. Except as otherwise provided herein or in any Ancillary Agreement, from and after the Effective Time, Buyer shall, and shall cause the Vantive Group Entities to, hold on behalf of and for the benefit of Seller or, where applicable, a Subsidiary of Seller, all Delayed Seller Assets, and to pay, perform and discharge fully all Delayed Seller Liabilities. Seller or the applicable Subsidiary of Seller shall promptly reimburse the applicable Vantive Group Entity for all payments made in connection with the performance and discharge of such Delayed Seller Liabilities, and shall promptly remit to Seller or the applicable Subsidiary thereof all rights and benefits that are received in connection with any Delayed Seller Assets. Buyer shall, and shall cause the Vantive Group Entities to, use commercially reasonable efforts to cause each Delayed Seller Asset or Delayed Seller Liability to be held by the applicable Vantive Group Entity, for the reward and burden of Seller or the applicable Subsidiary of Seller. Buyer shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to manage and operate the applicable Delayed Seller Asset or Delayed Seller Liability in the ordinary course of business in all material respects and take such other actions as may be reasonably requested by Seller (in each case, at Seller’s cost and expense) so that all the rewards and burdens relating to such Delayed Seller Asset and Delayed Seller Liability, including profit, expenses, use, risk of loss, potential for gain and control of such Delayed Seller Asset and Delayed Seller Liability, as well as economic and operational claims, rights, obligations, benefits and burdens, shall inure from and after the Effective Time to Seller or the applicable Subsidiary of Seller as if such Delayed Seller Asset or Delayed Seller Liability was actually conveyed to (or assumed by) Seller or its designee as of the Effective Time. Buyer shall, and shall cause its applicable Subsidiaries or designees to, use commercially reasonable efforts to manage and operate the applicable Delayed Seller Assets or Delayed Seller Liabilities solely in their capacity as service provider to, and as third-party agent acting on behalf, at the direction and for the benefit of, Seller, and Seller will bear the profit and/or loss associated with ownership of the Delayed Seller Assets and Delayed Seller Liabilities from and after the Effective Time in the manner described in this Agreement.

(g) Transfer of Delayed Seller Assets and Delayed Seller Liabilities. As soon as reasonably practicable after (i) the necessary Consents for each Delayed Seller Asset or Delayed Seller Liability have been obtained; and (ii) the transfer or assignment to and the assumption by Seller or a Subsidiary of Seller of each Delayed Seller Asset or Delayed Seller Liability is no longer a violation of applicable Law:

(A)

Buyer shall, and shall cause each Vantive Group Entity to, assign, transfer, convey and deliver to Seller or such Subsidiaries of Seller as Seller may determine, and Seller shall, and shall cause such Subsidiaries of Seller to, accept from Buyer and the Vantive Group Entities all of Buyer’s and the Vantive Group Entities’ respective rights, title and interest in and to such Delayed Seller Asset; and

(B)	Seller shall, and shall cause its Subsidiaries as Seller may determine to, accept, assume and agree to perform, discharge and fulfill such Delayed Seller Liability, in accordance with its terms.

(h) Deliverables for Delayed Assets or Liabilities. Upon the transfer of any Delayed Vantive Assets or Delayed Vantive Liabilities, or any Delayed Seller Assets or Delayed Seller Liabilities, in each case as contemplated above, (i) Buyer shall or shall cause the applicable Vantive Group Entities to deliver to Seller the documents or other deliverables required to be delivered pursuant to Section 1.3(b) to the extent related to the Delayed Vantive Assets, Delayed Vantive Liabilities, Delayed Seller Assets or Delayed Seller Liabilities, and not previously delivered to Seller at the Closing, and (ii) Seller shall, and shall cause its applicable Affiliates to, deliver to Buyer or its designated Subsidiary or Subsidiaries the documents or other deliverables required to be delivered pursuant to Section 1.3(a) to the extent related to the Delayed Vantive Assets, Delayed Vantive Liabilities, Delayed Seller Assets or Delayed Seller Liabilities and not previously delivered to Buyer at the Closing, in each case, as applicable.

Section 4.18 Insurance Coverage.

(a) As of the Closing Date, the coverage under all Insurance Policies (including all captive and self-insurance programs) shall continue in force for the benefit of Seller and its Subsidiaries only and shall cease with respect to any acts, events, facts, circumstances, matters, incidents or omissions involving the Vantive Group Entities or the Business that occur on or after the Closing (“Post-Closing Insurance Matters”). Buyer shall arrange for coverage under its own insurance policies or self-insurance covering all periods from and after the Closing and shall not seek, through any means, to benefit from any Insurance Policies with respect to any Post-Closing Insurance Matters.

(b) From and after the Execution Date, for any qualifying claims arising from acts, events, facts, circumstances, matters, incidents or omissions involving the Vantive Group Entities or the Business or the Transferred Assets that arose prior to the Closing (“Pre-Closing Occurrences,” and such claims, “Qualifying Claims”), Buyer shall continue to have access to the benefits available under any of Seller’s occurrence-based Insurance Policies (excluding any “captive” insurance policy or self-insurance) (the “Occurrence-Based Policies”). Upon Buyer’s written request and at Buyer’s sole cost and expense, Seller shall use commercially reasonable efforts to make and pursue any Qualifying Claim under the applicable Occurrence-Based Policy; provided, that such Qualifying Claim is eligible to be submitted in accordance with the terms and conditions of the applicable Occurrence-Based Policy. To the extent that insurance proceeds in respect of any such Qualifying Claim are recovered by Seller or its Subsidiaries, Seller shall remit, or cause to be remitted, the amount of such proceeds to Buyer promptly after such recovery; provided, that Buyer shall reimburse Seller promptly upon request for all reasonable out-of-pocket and documented costs or expenses incurred by Seller in connection with making or pursuing any Qualifying Claim made at Buyer’s request, including the costs of filing a claim and any out-of-pocket costs that are or become payable by Seller under such Occurrence-Based Policies as a result of such Qualifying Claim.

(c) Notwithstanding the foregoing, Seller shall not be required to submit claims in respect of Losses for any Pre-Closing Occurrence that would not reasonably be expected to exceed $250,000 in the aggregate.

(d) Buyer and Seller will cooperate reasonably to maximize insurance recoveries under the Occurrence-Based Policies for the benefit of all Parties with respect to Pre-Closing Occurrences.

Section 4.19 Commingled Contracts; Transferred Contracts.

(a) Buyer acknowledges that Seller and its Subsidiaries may be, as of the Execution Date, parties to certain Contracts that relate to both the Business and other businesses of Seller and its Subsidiaries, other than the Vantive Group Entities (such Contracts, other than the Contracts set forth in Section 4.19(a) of the Seller Disclosure Letter, the “Commingled Contracts”). To the extent that the Parties identify any Commingled Contract that relates to the Business or the Retained Business in any material respect, as the case may be, during the period prior to the Closing and for a period of (A) two (2) years after the Closing Date, or (B) with respect to any Deferred Vantive Local Business, twelve (12) months after the applicable Local Closing Date, (i) Seller shall (with respect to such Commingled Contracts that are not Transferred Contracts and are material to the operation of the Business as currently conducted), and shall cause its Subsidiaries to, and Buyer shall (with respect to such Commingled Contracts that are Transferred Contracts and are material to the operation of the Retained Business as currently conducted) use commercially reasonable efforts to either (x) assist Buyer or the applicable Vantive Group Entity, in the case of a Commingled Contract that is not a Transferred Contract, or assist Seller or its applicable Subsidiary, in the case of a Commingled Contract that is a Transferred Contract, in negotiating and entering into replacement contracts, contract rights, bids, purchase orders or other agreements or arrangements with respect to the Business or the Retained Business with any third party which is a counterparty to a Commingled Contract that replicate as nearly as reasonably practicable the benefits and burdens in all material respects of the portion of such Commingled Contract related to the Business or the Retained Business, as the case may be, or (y) (I) assign the rights and obligations under such Commingled Contract that is not a Transferred Contract to the extent such rights and obligations are related to the Business to Buyer or the applicable Vantive Group Entity (or such Person as Buyer nominates) or (II) assign the rights and obligations under such Commingled Contract that is a Transferred Contract to the extent such rights and obligations are related to the Retained Business to Seller or its applicable Subsidiary; provided, however, that, with respect to clauses (I) and (II), in no event shall either Party or its respective Subsidiaries be required to assign any Commingled Contract in its entirety or to assign a portion of any Commingled Contract that is not assignable by its terms (including any terms imposing Consents or conditions on an assignment where such Consents or conditions have not been obtained or fulfilled), and (ii) Seller shall (with respect to such Commingled Contracts that are not Transferred Contracts and are not material to the operation of the Business as currently conducted), and shall cause its Subsidiaries to, and Buyer shall (with respect to such Commingled Contracts that are Transferred Contracts and are not material to the operation of the Retained Business as currently conducted) use commercially reasonable efforts to, assist Buyer or the applicable Vantive Group Entity, in the case of a Commingled Contract that is not a Transferred Contract, or assist Seller or the applicable Subsidiary, in the case of a Commingled Contract that is a Transferred Contract, in establishing reasonable and lawful arrangements designed to provide Buyer or the Vantive Group Entities with the rights and obligations under such Commingled Contract to the extent related to the Business and Seller or its Subsidiaries with the rights and obligations under such Commingled Contract to the extent related to the Retained Business on substantially similar terms (including any economic or operational terms) to those contained in such Commingled Contract, including pursuant to the Transition Services Agreement; provided, however, that, in the case of clauses (i) and (ii) of this Section 4.19(a), Seller and Buyer make no representation or warranty that any third party will agree to enter into any such Contract, contract right, bid, purchase order or other agreement with the other Party on the existing terms of the applicable Commingled Contract or at all. Without limiting the generality of the foregoing, at the request of Buyer, promptly following the Execution Date, (x) Seller shall send counterparties to any Commingled Contracts a notice of split and assignment (or request for consent thereto) in a form reasonably acceptable to Buyer and (y) Seller shall or shall cause its applicable personnel to request such counterparty’s consent to any split and assignment. Notwithstanding anything contained in this Section 4.19 to the contrary, none of Buyer, Seller or any of their respective Affiliates shall be required to expend money (excluding the cost of Seller’s and its Subsidiaries’ and their respective employees’ time and efforts), commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to fulfill its obligation under this Section 4.19.

(b) With respect to Transferred Contracts to which a Vantive Group Entity is not a party and Contracts that require a notice or consent in connection with the Transactions, reasonably promptly following the Execution Date, (x) Seller shall send to counterparties to such Contracts a notice of assignment or, as applicable, a notice of change of control (or, to the extent required by the terms of such Contract, request for consent thereto) in a form reasonably acceptable to Buyer and (y) Seller shall cause its employees and personnel responsible for relationships with counterparties to such Contracts to request such counterparty’s consent to the contemplated assignment or change of control, to the extent consent is required. If any Consent necessary to preserve any right or benefit under, or to effect such a transfer under, any Transferred Contract (or any other Contract that requires a notice or consent in connection with the Transaction) is not obtained prior to the Closing, Seller and Buyer shall, subsequent to the Closing and for a period of (A) two (2) years after the Closing Date and (B) solely with respect to any Deferred Vantive Local Business, twelve (12) months after the applicable Local Closing Date, reasonably cooperate in attempting to obtain such Consent as promptly thereafter as practicable. If any such Consent is not obtained by the Closing, Seller shall provide Buyer and the Vantive Group Entities, or Buyer and the Vantive Group Entities shall provide Seller, as applicable, with the rights and obligations of the affected Contract for the term thereof (acknowledging, for the avoidance of doubt, that the rights and obligations of all Transferred Contracts shall be for Buyer), including by entering into arrangements reasonably requested by Buyer and Seller, as applicable, to effect the economic and operational equivalent of the receipt of such Consent as of the Closing.

Section 4.20 Wrong Pockets; Excess Cash; Collections.

(a) If, following the Closing and prior to the two (2)-year anniversary of the Closing, Buyer or any Vantive Group Entity (i) except to the extent reflected or otherwise taken into account in the Final Cash Consideration, receives a payment with respect to an Excluded Asset or correspondence intended for the Retained Business or (ii) becomes aware (including as a result of notice thereof from Seller or any of its Subsidiaries) that it owns any Excluded Asset (other than any Intellectual Property Rights) or retained, assumed or otherwise remains or becomes liable for any Excluded Liability, Buyer shall or shall cause the applicable Vantive Group Entity to promptly inform Seller of that fact in writing. Thereafter, at the request of Seller (in the case of any Excluded Asset) or Buyer (in the case of any Excluded Liability), Buyer and Seller shall undertake, as applicable, (A) to reimburse and/or cause the applicable Vantive Group Entity to reimburse Seller or its relevant Affiliate the amount referred to in clause (i) above or deliver such correspondence to Seller or (B) to execute and/or cause the applicable Vantive Group Entity to execute such documents as may be reasonably necessary to procure the transfer of any such Excluded Asset or assumption of such Excluded Liability to or by Seller or its Subsidiaries for no consideration.

(b) If, following the Closing and prior to the two (2)-year anniversary of the Closing, either Seller or any of its Subsidiaries (i) receives a payment with respect to any Transferred Asset or correspondence intended for the Business or (ii) becomes aware (including as a result of notice thereof from Buyer or any Vantive Group Entity) that it owns any Transferred Asset (other than any Intellectual Property Rights) or retained, assumed or otherwise remains or becomes liable for any Assumed Liability, Seller shall, or shall cause such Affiliates to, promptly inform Buyer of that fact in writing. Thereafter, at the request of Buyer (in the case of any Transferred Asset (other than any Intellectual Property Rights)) or Seller (in the case of any Assumed Liability), Buyer and Seller shall undertake, as applicable, (A) to reimburse and/or cause their relevant Subsidiaries to reimburse the applicable Vantive Group Entity the amount referred to in clause (i) above or deliver such correspondence to Buyer or (B) to execute and/or cause their relevant Subsidiaries to execute such documents as may be reasonably necessary to procure the transfer of any such Transferred Asset or the assumption of any such Assumed Liability, to or by the applicable Vantive Group Entity for no consideration.

(c) Without limiting Section 4.20(a) and Section 4.20(b), from and after the Closing and until the two (2)-year anniversary of the Closing, Seller shall, at no cost to Buyer, in the case of any asset other than Intellectual Property Rights, either (as appropriate in the circumstances) transfer to Buyer or otherwise grant access to and/or use of any such asset owned by and in the possession or control of Seller or its Subsidiaries to the extent that failure of Seller or any of its Subsidiaries to transfer, or otherwise grant access to and/or use of, such asset as of the Closing resulted in a breach, as of the Closing, of any of the representations and warranties of Seller contained in Section 2.19(a).

(d) In furtherance of the foregoing Section 4.20(a), to the extent that any Vantive Group Entity holds any portion of the Excess Closing Cash in an Excess Cash Jurisdiction following the Closing, then Buyer shall, subject to applicable Law, upon Seller’s request with respect to any such Excess Cash Jurisdiction and subject to the following sentence of this Section 4.20(d), use reasonable best efforts to cause such Excess Closing Cash to be transferred to Seller or its designated Subsidiaries as soon as reasonably practicable taking into account the business and liquidity needs of the Vantive Group Entities (which such transfer may involve needing to first distribute or otherwise transfer such Excess Closing Cash from the entity that holds it to a direct or indirect owner of such entity organized in another jurisdiction), in each case net of any Taxes or other reasonable and documented out-of-pocket costs and expenses incurred by Buyer or any of its Subsidiaries (including any Vantive Group Entity) as a result of or relating to any such transfer or distribution and transfer. Buyer shall keep Seller reasonably informed in respect of the intended manner of transfer, status and progress of the foregoing, and Buyer shall reasonably consider any reasonable comments made by Seller with respect to such manner of transfer and the timing thereof. Notwithstanding the foregoing or anything to the contrary herein, (i) in no event shall Buyer or any of its Subsidiaries (including the Vantive Group Entities) be required to transfer in the event any of their credit facilities prevent the use of such Cash for such purposes, and (ii) the obligations set forth in this Section 4.20(d) shall terminate on the third (3rd) anniversary of the Closing Date.

(e) Without limiting Section 4.20(a) and Section 4.20(b), if, during the three (3) years following the Closing Date, Buyer or any Vantive Group Entity identifies a product owned immediately following the Closing by Seller or any of its Subsidiaries in respect of which Buyer reasonably concludes that either (i) the Intellectual Property Rights underlying such product are owned by any Vantive Group Entity or are to be transferred to any Vantive Group Entity pursuant to the Intellectual Property Agreement, or (ii) such product was being researched or developed by or primarily for the Business within the twelve (12) months prior to the Closing within the product groups that constitute the Kidney Care segment of Seller, then (x) Buyer shall give written notice thereof to Seller, and (y) at no cost to Buyer, upon receipt of such written notice by Seller, the definition of “Vantive Products” shall be deemed to include such product for all purposes of this Agreement and the Ancillary Agreements thereafter.

(f) To the extent that, during the twelve (12) months following the Closing or the applicable Local Closing (with respect to a Deferred Market Entity), Seller or any of its Subsidiaries becomes aware that an asset that is necessary in order for Seller and/or any of its Subsidiaries to provide services or products to Buyer and its Subsidiaries (including, after the Closing, the Vantive Group Entities) pursuant to the Transition Services Agreement, the Supply Agreement (including any supplemental agreement relating thereto), the Distribution Agreement or the LTMSA constitutes a Transferred Asset, and Seller or its applicable Subsidiary does not have a commercially reasonable alternative to such asset, then (x) Seller shall give written notice thereof to Buyer and (y) at Buyer’s election, in its reasonable discretion, either (i) Buyer shall, and shall cause the Vantive Group Entities to, reasonably cooperate with Seller and/or its applicable Subsidiaries to (as appropriate in the circumstances) (A) grant to Seller or its applicable Subsidiary access to and/or use of any such asset owned by and in the possession or control of Buyer or the Vantive Group Entities to the extent necessary for Seller or its applicable Subsidiary to provide the services or products in accordance with the applicable Ancillary Agreement, or (B) equitably adjust the applicable Ancillary Agreement as mutually agreed to reflect that Seller or its applicable Subsidiary does not own or have access to or use of such asset, or (ii) during such twelve (12) month period, the failure of Seller or its applicable Subsidiary to satisfy its obligations under such Ancillary Agreement solely to the extent relating to or arising out of such asset not being a Transferred Asset shall not constitute a breach of the applicable Ancillary Agreement.

(g) In furtherance of the foregoing Section 4.20(a), to the extent that any Vantive Group Entity holds any portion of the Collections in any jurisdiction in Section A.13 of the Seller Disclosure Letter which portion constitutes Cash as of the Effective Time in such jurisdiction in excess of the applicable “Maximum Cash” for such jurisdiction, which amount shall be a fixed functional currency equivalent of such U.S. dollar excess amount calculated as of the Closing Date using the relevant exchange rate published in Bloomberg on the Business Day immediately prior to Closing Date, Buyer shall, subject to the following sentence of this Section 4.20(g), use reasonable best efforts to cause such portion of the Collections to be transferred to Seller or its designated Subsidiaries (which such transfer may involve needing to first distribute or otherwise transfer such Collections from the entity that holds it to a direct or indirect owner of such entity organized in another jurisdiction), in each case net of any Taxes or other reasonable and documented out-of-pocket costs and expenses incurred by Buyer or any of its Subsidiaries (including any Vantive Group Entity) as a result of or relating to any such transfer or distribution and transfer. Notwithstanding the foregoing or anything to the contrary herein, (i) in no event shall Buyer or any of its Subsidiaries (including the Vantive Group Entities) be required to transfer in the event that any Law or any of their credit facilities prevent the use of such Collections for such purposes, and (ii) the obligations set forth in this Section 4.20(g) shall terminate on the date that is the forty-fifth (45th) day following the Closing Date.

(h) In furtherance of the foregoing Section 4.20(d) and Section 4.20(g), following the Closing, Buyer shall promptly provide (or cause to be provided) to Seller any information reasonably requested by Seller to facilitate Seller’s determination of (i) the jurisdictions to be selected by Seller in accordance with Section A.13 of the Seller Disclosure Letter as “$25,000,000 increase to Maximum Cash” jurisdictions, (ii) the amount of Collections in any jurisdiction in Section A.13 of the Seller Disclosure Letter which portion constitutes Cash as of the Effective Time in such jurisdiction in excess of the applicable “Maximum Cash” for such jurisdiction and (iii) the Excess Cash Jurisdictions, in each case, no later than ten (10) Business Days following the Closing Date.

Section 4.21 Intercompany Balances; Intercompany Agreements.

(a) Except as otherwise provided in the Pre-Closing Reorganization, immediately prior to the Closing or (in the case of a Deferred Market Entity) the applicable Local Closing (or prior thereto, if so determined by Seller), Seller shall (i) use its reasonable best efforts to settle or otherwise eliminate, or cause to be settled or otherwise eliminated, all intercompany balances and accounts (other than intercompany loans) and (ii) settle or otherwise eliminate, or cause to be settled or otherwise eliminated, all intercompany loans, in each case between Seller and any of its Subsidiaries (other than the Vantive Group Entities), on the one hand, and any Vantive Group Entity, on the other hand, in such a manner as Seller shall determine in their sole discretion (including, if so determined by BII or any of its Subsidiaries, removing from any Vantive Group Entity any or all Cash or funds from cash pools by means of dividends, distributions, contribution, the creation or repayment or refinancing of intercompany debt, increasing or decreasing of cash pool balances or otherwise); provided, that such manner of settlement or elimination shall not result in any material cost or Tax or generate any material Liability or obligation to Buyer or any Vantive Group Entity following Closing.

(b) From the Execution Date until the earlier of the Closing and the termination of this Agreement in accordance with its terms, (i) all intercompany loans solely among any of the Vantive Group Entities shall be maintained and conducted in the ordinary course of business in all material respects and (ii) Seller shall not create new intercompany loans between the Vantive Group Entities (including the creation of any intercompany loan (x) between any two Vantive Group Entities organized in the United States (or any political subdivision thereof) or (y) with respect to which a Vantive Group Entity organized in the United States (or any political subdivision thereof) is a borrower or lender thereunder) or eliminate the intercompany loans between the Vantive Group Entities in existence as of the date hereof without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed); provided, that, without Buyer’s prior written consent, Vantive Group Entities may engage in (A) intra-country loans in jurisdictions excluding the United States and (B) ordinary course inter-country loans from jurisdictions excluding the United States and pursuant to which Ireland is the only borrowing or lending country. For the avoidance of doubt, nothing in this Agreement shall restrict Seller from making ordinary course adjustments to the balances of the intercompany loans between the Vantive Group Entities (including intra-country loans in the United States) that exist as of the date hereof. Notwithstanding the foregoing, the Vantive Group Entities shall, without Buyer’s prior written consent, be permitted to engage in any of the steps shown in Section 4.21(b) of the Seller Disclosure Letter and, to the extent that Seller wishes to amend Section 4.21(b) of the Seller Disclosure Letter in connection with the Cash Sweep, Seller shall so notify Buyer, and Seller and Buyer shall work together in good faith to make such amendments consistent with the principles set forth in Section 4.21(b) of the Seller Disclosure Letter and to update the Intercompany Tax Amount accordingly and, contingent on such updates being made, such amended steps shall not require Buyer’s prior written consent.

(c) Immediately prior to the Closing (or prior thereto, if so determined by Seller), except for (i) any Ancillary Agreements to be entered into in connection with this Agreement, any Excluded Contract (if still applicable), and (ii) any arrangements, understandings or Contracts set forth in Section 4.21(c) of the Seller Disclosure Letter (collectively, the “Surviving Intercompany Agreements”), all Intercompany Agreements shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations or Liabilities therefor or thereunder.

(d) Following the Execution Date and prior to the Closing or the applicable Local Closing, the Parties shall reasonably cooperate (including making such amendments, modifications or waivers as may be needed) to ensure that, in respect of each of the Surviving Intercompany Agreements, the arrangements set forth in Section 4.21(d) of the Seller Disclosure Letter, and any similar arrangements contemplated by the Parties in connection with the Closing or any Local Closing, (i) the terms and conditions of such agreements and arrangements are in compliance with applicable Law, and (ii) such agreements and arrangements include arm’s-length pricing to be mutually agreed by the Parties consistent with historical practices and only include mark-up to the extent required by Law or for Tax purposes.

Section 4.22 Business Guarantees.

(a) At or prior to the Closing, other than with respect to the obligations set forth in Section 4.22(a) of the Seller Disclosure Letter (the “Continuing Business Guarantees”), Buyer shall (with Seller’s reasonable cooperation) use its reasonable best efforts to arrange for, at Buyer’s sole expense, substitute letters of credit, surety bonds, guarantees, advance payment guarantees, and other obligations to replace the outstanding letters of credit, surety bonds, guarantees, advance payment guarantees and other similar contractual obligations entered into by or on behalf of Seller or any of its Subsidiaries (other than the Vantive Group Entities) to the extent in connection with or relating to the Business, the Transferred Assets or the Assumed Liabilities (the “Business Guarantees”), in each case to the extent such Business Guarantees are identified to Buyer by Seller in advance of the Closing, on terms and conditions substantially similar to those obligations being replaced (subject to any reasonable adjustments for the current market environment), and Buyer shall, or shall cause its Subsidiaries to, assume all obligations under each such Business Guarantee, to the extent they relate to the Business, the Transferred Assets or the Assumed Liabilities, and obtain from the creditor or other counterparty, to the extent practicable, a full and irrevocable release of Seller or any of its Subsidiaries (other than the Vantive Group Entities) that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with such Business Guarantees to the extent they relate to the Business, the Transferred Assets or the Assumed Liabilities; provided, that no Party shall be obligated to expend any funds or agree to any modification of any of such contractual obligations to obtain such release. Buyer further agrees that to the extent Seller or any of its Subsidiaries incur any cost or expense, or are required to make any payment, or are subject to any Action, in connection with any Business Guarantees (including any Continuing Business Guarantees) on or after the Closing, Buyer shall hold Seller and its Subsidiaries harmless against, and shall reimburse Seller and its Subsidiaries for, any and all such Liabilities or amounts paid to the extent such Liabilities arise out of or relate to any Business Guarantee and are incurred by Seller or any of its Subsidiaries after the Closing, and shall in any event, promptly after written demand therefor from Seller, reimburse Seller and any of its Subsidiaries to the extent that any Business Guarantee is called upon and Seller or any of its Subsidiaries make any such payment or incur any such Liability in respect of any such Business Guarantee. For any Business Guarantees (including any Continuing Business Guarantees) for which Buyer or any of its Subsidiaries, as applicable, is not substituted in all respects relating to the Business, the Transferred Assets or the Assumed Liabilities for Seller and its Subsidiaries (or for which Seller and its Subsidiaries are not fully released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with Seller and its Subsidiaries to be fully released in respect thereof), Buyer shall and shall cause its Subsidiaries to use their reasonable best efforts to effect such substitution or termination and release as promptly as reasonably practicable after the Closing or, at Buyer’s election (without any obligation of Buyer to do so), Buyer may cause to be provided cash collateral or other customary credit support to Seller or its applicable Subsidiaries in an amount equal to 100% of the maximum potential amount that may be called upon under any Business Guarantees for which Seller and its Subsidiaries are not fully released (in which case, the sole recourse of Seller and its Subsidiaries for any reimbursement obligations described in the immediately preceding sentence with respect to such Business Guarantee shall be to draw on such cash collateral or other customary credit support, and Buyer shall have no further obligation hereunder with respect to such Business Guarantee). Without limiting the foregoing, neither Buyer nor any of its Subsidiaries shall (i) extend or renew any Contract containing or underlying a Business Guarantee (including, for the avoidance of doubt, any Continuing Business Guarantee) unless, prior to or concurrently with such extension or renewal, Buyer or its Subsidiaries are substituted in all respects relating to the Business, the Transferred Assets or the Assumed Liabilities for Seller and its Subsidiaries, and Seller and its Subsidiaries are fully released in respect of all Liabilities relating to the Business, the Transferred Assets or the Assumed Liabilities under such Business Guarantees or Buyer has caused to be provided cash collateral or other customary credit support as described above with respect to such Business Guarantee, or (ii) amend, modify or waive any Contract containing or underlying a Business Guarantee (including, for the avoidance of doubt, a Continuing Business Guarantee) unless (x) such amendment, modification or waiver does not increase, accelerate or adversely affect any Liabilities of Seller and its Subsidiaries under such Business Guarantee, and (y) Buyer or its Subsidiaries consults with Seller in advance and reasonably considers any reasonable comments of Seller to the extent relating to such Business Guarantee. For the avoidance of doubt, upon any termination of any Business Guarantee subject to cash collateral or other customary credit support, or reduction in the maximum potential amount that may be called upon under such Business Guarantee, any cash collateral or other credit support shall be returned or reduced, as applicable, such that, with respect to any Business Guarantee, the cash collateral or other customary credit support provided by Buyer is in no event greater than 100% of the maximum potential amount that may be called upon thereunder.

(b) At or prior to the Closing, Seller shall (with Buyer’s reasonable cooperation) use its reasonable best efforts to arrange for, at Seller’s sole expense, substitute letters of credit, surety bonds, guarantees, advance payment guarantees, and other obligations to replace the outstanding letters of credit, surety bonds, guarantees, advance payment guarantees and other similar contractual obligations entered into by or on behalf of the Vantive Group Entities to the extent in connection with the Excluded Assets and Excluded Liabilities (the “Retained Business Guarantees”) on terms and conditions substantially similar to those obligations being replaced (subject to any reasonable adjustments for the current market environment), and Seller shall assume all obligations under each Retained Business Guarantee to the extent they relate to the Excluded Assets or the Excluded Liabilities, obtaining from the creditor or other counterparty, to the extent practicable, a full and irrevocable release of the Vantive Group Entities that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with the Retained Business Guarantees to the extent they relate to the Excluded Assets or the Excluded Liabilities; provided, that no Party shall be obligated to expend any funds or agree to any modification of any of such contractual obligations to obtain such release. Seller further agrees that to the extent Buyer, the Vantive Group Entities or any of their Affiliates incur any cost or expense, or is required to make any payment, or is subject to any Action, in connection with such Retained Business Guarantees on or after the Closing, Seller shall hold Buyer, the Vantive Group Entities and their Subsidiaries harmless against, and reimburse Buyer, the Vantive Group Entities and their Affiliates for, any and all such Liabilities or amounts paid to the extent such Liabilities arise out of or relate to any Retained Business Guarantee and are incurred by Buyer, the Vantive Group Entities or any of their Affiliates after the Closing, and shall in any event, promptly after written demand therefor from Buyer, reimburse Buyer, the Vantive Group Entities and any of their Affiliates to the extent that any Retained Business Guarantee is called upon and Buyer, the Vantive Group Entities or any of their Affiliates makes any such payment or incurs any such Liability in respect of any such Retained Business Guarantee. For any Retained Business Guarantees for which Seller or any of its Subsidiaries, as applicable, are not substituted in all respects relating to the Excluded Assets or the Excluded Liabilities for Buyer, the Vantive Group Entities and their Affiliates (or for which Buyer, the Vantive Group Entities and their Affiliates are not fully released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with Buyer, the Vantive Group Entities and their Affiliates to be fully released in respect thereof), Seller shall, and shall cause its Subsidiaries to, continue to use its reasonable best efforts to effect such substitution or termination and release as promptly as reasonably practicable after the Closing or, at Seller’s election (without any obligation of Seller to do so), Seller may cause to be provided cash collateral or other customary credit support to Buyer, the Vantive Group Entities or their applicable Affiliates in an amount equal to 100% of the maximum potential amount that may be called upon under any Retained Business Guarantees for which Buyer or the Vantive Group Entities and their Affiliates are not fully released (in which case, the sole recourse of Buyer and their Affiliates for any reimbursement obligations described in the immediately preceding sentence with respect to such Retained Business Guarantee shall be to draw on such cash collateral or other customary credit support, and Seller shall have no further obligations hereunder with respect to such Business Guarantee). Without limiting the foregoing, neither Seller nor any of its Subsidiaries shall (i) extend or renew any Contract containing or underlying a Retained Business Guarantee unless, prior to or concurrently with such extension or renewal, Seller or its Subsidiaries are substituted in all respects relating to the Excluded Assets or the Excluded Liabilities for Buyer, the Vantive Group Entities and their Affiliates, and Buyer, the

Vantive Group Entities and their Affiliates are fully released, in respect of all Liabilities relating to the Excluded Assets or the Excluded Liabilities under such Business Guarantees or Seller has caused to be provided cash collateral or other customary credit support as described above with respect to such Retained Business Guarantee, or (ii) amend, modify or waive any Contract containing or underlying a Retained Business Guarantee unless (x) such amendment, modification or waiver does not increase, accelerate or adversely affect any Liabilities of Buyer, the Vantive Group Entities and their Affiliates under such Retained Business Guarantee, and (y) Seller or its Subsidiaries consults with Buyer in advance and reasonably considers any reasonable comments of Buyer to the extent relating to such Retained Business Guarantee. For the avoidance of doubt, upon any termination of any Retained Business Guarantee subject to cash collateral or other customary credit support, or reduction in the maximum potential amount that may be called upon under such Retained Business Guarantee, any cash collateral or other credit support shall be returned or reduced, as applicable, such that, with respect to any Retained Business Guarantee, the cash collateral or other customary credit support provided by Seller is in no event greater than 100% of the maximum potential amount that may be called upon thereunder.

Section 4.23 Litigation Support. Without limiting Section 4.6(c) and Section 4.26, subject to applicable Law and subject to Section 8.10(c) and the Access Restrictions, in the event and for so long as Buyer or Seller, or any of their respective Affiliates, as applicable, are prosecuting, contesting or defending any Action, other investigation, charge, claim or demand by a third party (including any Governmental Entity) in connection with (a) the Transactions, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Vantive Group Entities or the Business (in the case of Buyer), including any Assumed Liabilities, or the Retained Business (in the case of Seller), including any Excluded Liabilities, or undergoing any audit or preparing audited financial statements, the other Party shall, and shall cause its Affiliates and its and their respective employees to, use commercially reasonable efforts to cooperate with any requests by such first Party and its counsel at the expense of the first such Party as shall be reasonably necessary in connection with such prosecution, contest or defense, including making reasonably available its personnel, and providing such testimony and access to its books and records during normal business hours and in a manner that does not interfere with such other Party’s business; provided, that the first Party shall treat all such information as confidential and hereby waives any right to use such information for any purpose other than in connection with such Action, other investigation, charge, claim or demand by a third party; and provided, further, that such Party’s obligations shall be subject to the Access Restrictions (provided, that such Party shall use its reasonable efforts to allow for such disclosure (or as much of it as possible) in a manner that would not result in a loss of attorney-client privilege or attorney work-product protection or that would not jeopardize such trade secret).

Section 4.24 Retained IP. Buyer hereby acknowledges and agrees on behalf of itself, the Vantive Group Entities and its other Affiliates that, following the Closing, (a) Seller or its Subsidiaries shall own all right, title and interest in and to any and all Retained IP, (b) except as expressly provided herein or in the Ancillary Agreements, any and all other rights of the Vantive Group Entities or their Subsidiaries to use or otherwise exploit the Retained IP shall immediately and automatically terminate as of the Closing and revert to Seller or its applicable Subsidiaries, and (c) Buyer and the Vantive Group Entities shall not, and shall cause their respective Affiliates not to, use or otherwise exploit any Retained IP, except as expressly provided herein or in the Ancillary Agreements.

Section 4.25 Other Agreements; Transition Committee.

(a) As promptly as practicable following the Execution Date, but in any case prior to the Closing Date, Seller and Buyer shall negotiate in good faith to finalize and agree to mutually acceptable terms and conditions of (i) a distribution agreement based upon the terms and subject to the conditions set forth in the Distribution Agreement Term Sheet (the “Distribution Agreement”), (ii) a master services agreement based upon the terms and subject to the conditions set forth in the LTMSA Term Sheet (the “LTMSA”), (iii) the Mountain Home Supplemental Agreement and (iv) the Supply Agreement and ancillary agreements and attachments thereto based upon the terms provided in the Supplemental and Ancillary Agreement Pre-Closing Principles attached hereto as Exhibit M. If the Parties are unable to finalize a definitive agreement for the Mountain Home Supplemental Agreement at or prior to the Closing, the Parties agree to operate in accordance with the terms and conditions set forth in Exhibit L with respect to the matters covered therein. Notwithstanding the foregoing or anything to the contrary set forth herein, this Section 4.25 shall not be deemed to require Seller or Buyer to accept or agree to any economic or other terms or conditions that are adverse to such Party other than in any de minimis respect to the terms and conditions set forth on Exhibit B, Exhibit E, Exhibit F and Exhibit L, respectively.

(b) Prior to the Closing, Buyer and Seller shall cooperate in good faith to discuss and agree to mutually acceptable supplements to the forms of the Ancillary Agreements attached hereto as Exhibits in the form of schedules, annexes or exhibits thereto, in each case to the extent such supplements are necessary to reflect the business arrangements or other matters contemplated by such forms to be in effect under such Ancillary Agreements as of immediately following the Closing. For the avoidance of doubt, each Ancillary Agreement in substantially the form attached hereto (with such changes as shall be mutually agreed prior to the Closing by Buyer and Seller) shall be the operative version of such Ancillary Agreement entered into by the Parties as of the Closing, except to the extent supplemented by such supplements that are mutually agreed by Buyer and Seller prior to the Closing.

(c) Within ten (10) Business Days of the Execution Date, Buyer and Seller shall constitute an interim version of the Transition Committee (as defined in the form of the Transition Services Agreement attached hereto as Exhibit C). Between the Execution Date and the Closing, the interim Transition Committee shall be responsible for the matters set forth in Section 4.25(c) of the Seller Disclosure Letter. Between the Execution Date and the Closing, the interim Transition Committee shall meet as agreed by the Parties from time to time, with a goal of meeting at least once every week (other than any week where, despite the reasonable efforts of the Parties, scheduling a meeting is impracticable or any week during which there is a public holiday), and each such meeting of the interim Transition Committee shall be based on an agenda jointly agreed by Buyer and Seller reasonably in advance of the applicable meeting date, each acting reasonably. Seller’s obligations under this Section 4.25(c) shall in all respects be subject to Section 4.6(a) of this Agreement and any limitations under applicable Antitrust Laws. Buyer and Seller acknowledge and agree that a breach by Seller of its obligations under this Section 4.25(c) shall not constitute a breach of this Agreement or a breach of the condition precedent set forth in Section 5.2(b) unless such breach is an intentional and material breach that is not curable or, if curable, is not cured by Seller within thirty (30) days after written notice thereof is given by Buyer to Seller.

Section 4.26 Further Assurances. The Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and to give effect to the Transactions.

Section 4.27 Financing Matters.

(a) Buyer shall use its reasonable best efforts to consummate and obtain the Equity Financing and the Debt Financing (taking into account Buyer’s obligation under Section 4.2(a)), including using reasonable best efforts to: (i) cause the Equity Financing Sources to maintain in effect the Equity Commitment Letter, (ii) maintain in effect the Debt Commitment Letter (provided, that the Debt Commitment Letter may be amended, supplemented, modified and replaced as permitted by this Section 4.27), (iii) negotiate and enter into definitive agreements with respect to the Debt Financing, consistent with the terms and conditions contained in the Debt Commitment Letter (the “Definitive Agreements”), (iv) satisfy on a timely basis, or obtain a waiver of, all conditions applicable to such Financing that are applicable to, and within the control of, Buyer and (v) enforce its rights under the Debt Commitment Letter (provided that Buyer shall not be required to initiate, prosecute or maintain any claim, action, suit, demand, grievance, arbitration or similar proceeding against any person).

(b) Buyer shall not, without the prior written consent of Seller: permit any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or the Definitive Agreements if such amendment, modification, waiver or remedy (i) adds new, or expands or adversely modifies any existing, conditions to the consummation of all or any portion of the Debt Financing in a manner that would hinder, delay or prevent funding of the Debt Financing on the Closing Date or make the funding of the Debt Financing on the Closing Date less likely to occur, (ii) reduces the aggregate amount of the Debt Financing to be funded on the Closing Date to be below the amount necessary to satisfy the Required Funding Amount, (iii) would be reasonably expected to make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing less likely to occur or (iv) adversely affects the ability of Buyer to enforce its rights against any of the other parties to the Debt Commitment Letter; provided, that no consent of Seller and the Vantive Group Entities shall be required (w) to add lenders, lead arrangers, bookrunners or similar creditworthy (as reasonably determined by Buyer) entities that have not executed the Debt Commitment Letter as of the Execution Date and to assign or reassign or reallocate commitments or roles to such additional lenders, lead arrangers, bookrunners or similar entities in accordance with the terms of the Debt Commitment Letter (as in effect on the Execution Date) and to grant customary rights in connection therewith, and other technical or ministerial changes related thereto, (x) to make any modification to implement the “flex” provisions contained in any Debt Commitment Letter or corresponding fee letter(s) or (y) for any replacement of the Debt Financing contemplated by Section 4.27(d) below. Buyer shall promptly furnish to Seller true and complete copies of any amendment, supplement, modification, waiver or replacement relating to the Debt Commitment Letter.

(c) Buyer shall not, without the prior written consent of Seller, permit or consent to any amendment or modification to, or any waiver of any provision or remedy under, the Equity Commitment Letter; provided, that, for the avoidance of doubt, Buyer may amend, supplement, modify or waive any terms of the Equity Commitment Letter with respect thereto without the consent of Seller in order to correct typographical errors. Buyer shall not, and shall not permit any of its Subsidiaries to, take any action not otherwise required or expressly permitted under this Agreement that is a breach of, or would result in the termination of, the Equity Commitment Letter. Buyer shall promptly furnish to Seller prompt written notice of any material breach by any party to the Equity Commitment Letter of which Buyer becomes aware or any termination of the Equity Commitment Letter or unavailability of any portion of the Equity Financing.

(d) In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including any “market flex” terms and conditions to which the Debt Commitment Letter is subject to) and such portion is reasonably required to satisfy the Required Funding Amount under this Agreement and under the Commitment Letters required to be paid on the Closing Date, Buyer will (i) use its reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with Cash Equity and the available portion of the Debt Financing and after taking into account any other cash available to Buyer, to satisfy all of Buyer’s obligations under this Agreement and under the Commitment Letters required to be paid on the Closing Date (such amount, the “Required Funding Amount”)) from the same or other sources on terms and conditions not materially less favorable (taken as a whole) to Buyer or any of its affiliates (as determined by Buyer in good faith) than those contained in the Debt Commitment Letter (including any “flex” terms and conditions contained in any corresponding fee letter(s)) and in any event that do not expand in any material respect the conditions to the funding of the Debt Financing and (ii) promptly notify Seller of such unavailability; provided, that, notwithstanding anything to the contrary in this Agreement, Buyer shall (w) not be required to incur or pay any fees to obtain a waiver or amendment of any term of the Debt Commitment Letter or any fees in excess of those specified in Debt Commitment Letter, (x) have no obligation to seek alternative financing that contains materially less favorable economic terms, taken as a whole, to Buyer or its affiliates as compared to the economic terms of the alternative financing (assuming for purposes hereof that all “flex” provisions in or related to the Debt Financing (including with respect to fees and original issue discount) have been exercised), (y) not be required to seek any increase of, or amendment to, the equity financing under the Equity Commitment Letter or seek any equity financing from any other source and (z) not be required to initiate, prosecute or maintain any claim, action, suit, demand, grievance, arbitration or similar proceeding against any debt financing source. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question).

(e) Buyer, following a written request from Seller (which may be via email), shall provide an update, in reasonable detail, of the status of its efforts to arrange the Debt Financing and the Equity Financing. Buyer shall reasonably promptly notify Seller in writing of any breach, termination, repudiation or default received in writing by any party to any Commitment Letter or any Definitive Agreement of which Buyer has knowledge or the receipt of any written notice or other written communication from any Lender, equity investor or other financing source with respect to any breach, default, termination or repudiation by any party to any Commitment Letter or any Definitive Agreement of any provision thereof of which Buyer has knowledge; provided, however, that nothing in this sentence or the immediately preceding sentence shall require Buyer to disclose any information that is subject to the attorney-client or work-product privilege.

Section 4.28 Financing Cooperation.

(a) Seller shall use its reasonable best efforts to provide, and shall cause its Subsidiaries to use reasonable best efforts to provide, and use reasonable best efforts to cause their Representatives to provide, in each case at the sole cost of Buyer, with such cooperation and assistance as is customary or reasonably requested by Buyer in connection with arranging, obtaining and/or consummating the Debt Financing, including using reasonable best efforts to assist Buyer with Buyer’s (x) pledging and perfection of collateral and (y) provision of guarantees, in each case, supporting the Debt Financing, including assisting Buyer with Buyer’s preparation of the Debt Financing Documents; provided, that no pledge, guarantee or other Debt Financing Document shall be effective until the Closing.

(b) Notwithstanding anything to the contrary herein, (A) nothing herein shall require such cooperation or other action by any of Seller or any of its Subsidiaries (including the Vantive Group Entities) to the extent it would unreasonably interfere with the ongoing operations of Seller or any of its Subsidiaries (including the Vantive Group Entities), (B) none of Seller, any of its Subsidiaries (including the Vantive Group Entities) or its Representatives shall be required to execute, approve or deliver any definitive financing documents, certification, instrument or agreement, or make any representation to Buyer, any of their Affiliates, any lender, agent or lead arranger to the Debt Financing or any other person in connection with the Debt Financing (it being understood that any officer or director Seller or any of its Subsidiaries that will remain an officer or director after the Closing may, at the request of Buyer in connection with the Debt Financing (but shall not be required to), execute, approve or deliver documents that will be effective only at or after the Closing (but subject to the occurrence of the Closing)), or to deliver or require to be delivered any solvency or similar certificate or any legal opinion of external counsel in connection with the Debt Financing, (C) none of Seller, any of its Subsidiaries (including the Vantive Group Entities) or any of its equityholders or governing bodies shall be required to authorize or pass any resolutions or consents to approve or authorize the execution of any definitive financing documents, certification, instrument or agreement in connection with any Debt Financing (it being understood that any director of any of Seller or any of its Subsidiaries that will remain a director after the Closing may, at the request of Buyer in connection with any Debt Financing (but shall not be required to), execute resolutions or consents that will be effective only at or after the Closing (but subject to the occurrence of the Closing)), (D) nothing herein shall require such cooperation to the extent it would reasonably be expected to (1) conflict with or violate any applicable Law or result in a breach of, or a default under, any material contract to which Seller or any of its Subsidiaries (including the Vantive Group Entities) is a party to that was not entered into for the purpose of avoiding performance under this Section 4.28 or (2) violate any obligation of confidentiality (not created in contemplation hereof) binding on any of Seller or any of its Subsidiaries (including the Vantive Group Entities) or disclose any information that is legally privileged, (3) breach, waive or amend any terms of this Agreement or (4) cause any condition to the Closing set forth in Section 5.1 and Section 5.2 to not be satisfied, (E) none of Seller, any of its Subsidiaries (including the Vantive Group Entities) or their respective Representatives shall be required to seek any amendment, waiver, consent or other modification under any indebtedness, (F) neither Seller nor any of its Subsidiaries (including the Vantive Group Entities) shall be required to pay or incur any fee or incur or assume any liability or obligation in connection with the Debt Financing prior to the Closing (other than as are expressly reimbursable or payable by Buyer) and (G) neither Seller nor any of its Subsidiaries (including the Vantive Group Entities) shall be required to prepare or deliver any financial statements, other than financial statements that are prepared in the ordinary course or the Required Financial Information, or any financial information, financial projections or pro forma financial information. Notwithstanding anything to the contrary in this Section 4.28 or this Agreement, Seller and its Subsidiaries shall promptly deliver to Buyer (a) at least three (3) Business Days prior to the Closing Date, all documentation and other information about each of the Vantive Group Entities as is reasonably requested in writing by Buyer (including on behalf of the Debt Financing Sources) at least nine (9) Business Days prior to the Closing Date and required to be delivered pursuant to applicable “beneficial ownership,” “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation (31 C.F.R. § 1010.230) and (b) the Required Financial Information.

(c) Neither Buyer nor any of its Affiliates shall use or display Seller’s or any of its Subsidiaries’ trademarks or logos in connection with the Debt Financing, without the prior written consent of Seller; provided, that Buyer shall ensure that such trademarks and logos are used solely (i) in a manner that is not intended or reasonably likely to harm or disparage Seller or any of its Subsidiaries (including the Vantive Group Entities) or the reputation or goodwill of Seller or any of its Subsidiaries (including the Vantive Group Entities), (ii) in connection with a description of the Business or the Transactions and (iii) in a manner that will comply in all material respects with Seller’s usage requirements to the extent made available to Buyer prior to the Execution Date. Information provided by Seller or any of its Subsidiaries (including the Vantive Group Entities) in connection with the Debt Financing, and all non-public or otherwise confidential information regarding Seller or any of its Subsidiaries (including the Vantive Group Entities) obtained by Buyer or any of its Representatives in connection with the Debt Financing, shall be kept confidential in accordance with the Confidentiality Agreement and may only be provided to sources or potential sources of financing and rating agencies that have agreed to be bound by customary confidentiality provisions (including “click-thru” confidentiality provisions).

(d) Buyer shall indemnify, defend and hold harmless Seller and its Subsidiaries (including the Vantive Group Entities), and their respective pre-Closing directors, officers, employees, agents, representatives and professional advisors, from and against any liability, obligation or loss suffered or incurred by them in connection with any cooperation provided under this Section 4.28, the arrangement of the Debt Financing or any other financing by Buyer or any of its Affiliates and any information provided in connection therewith, except in the event such liabilities, obligations or losses arose out of or result from (x) the bad faith, gross negligence, intentional fraud, or willful misconduct or (y) information provided for use in connection with the Financing, in each case of the foregoing clauses (x) and (y), by or on behalf of Seller or any of its Subsidiaries (including the Vantive Group Entities) or their respective representatives. Buyer shall promptly, upon request, reimburse Seller for all reasonable, documented and out-of-pocket costs incurred by Seller and its Subsidiaries (including the Vantive Group Entities) in connection with any cooperation provided under this Section 4.28 or otherwise in connection with the Debt

Financing; provided, that Buyer shall not be responsible for any ordinary course amounts payable to existing employees of or consultants to Seller or its Subsidiaries with respect to services provided prior to the Closing Date. The payment obligations under this Section 4.28(d) shall survive the termination of this Agreement and shall be in addition to any other fee or obligation owed by Buyer in connection with any termination, breach or otherwise.

(e) Notwithstanding anything to the contrary in this Agreement, a breach by Seller of its obligations under this Section 4.28 shall not constitute a breach of this Agreement or a breach of the condition precedent set forth in Section 5.2(b) unless such breach is an intentional breach and directly results in the failure of a condition precedent in the Debt Commitment Letter directly causing the Debt Financing not to be available to Buyer.

Section 4.29 Delivery of Additional Financial Reports. Seller shall use its reasonable best efforts: (i) to promptly prepare and deliver to Buyer unaudited balance sheet information of the Business as of each fiscal quarter of the Business ending after March 31, 2024 and at least forty-five (45) days prior to the Closing Date, and the related statement of income of the Business for the fiscal quarter and fiscal year-to-date period then ended (collectively, the “Quarterly Financial Statements”); provided, that, if there are less than seventy-five (75) days between the date of a fiscal quarter-end and the Closing Date, Seller shall not be required to prepare or deliver the Quarterly Financial Statements for such fiscal quarter; and (ii) to promptly prepare and deliver to Buyer audited balance sheet information of the Business as of each fiscal year-end of the Business ending after December 31, 2023 and at least forty-five (45) days prior to the Closing Date, and the related statement of income of the Business for the fiscal year then ended (collectively, the “Audited Financial Statements”); provided, that, if there are less than one hundred twenty (120) days between the date of a fiscal year-end and the Closing Date, Seller shall not be required to prepare or deliver the Audited Financial Statements for such fiscal year.

Section 4.30 Marketing Authorizations. Following the Closing and until the completion of the transfer of all Marketing Authorizations, (i) from Seller or its Affiliates, on the one hand, to the Vantive Group Entities, on the other hand, or (ii) from the Vantive Group Entities, on the one hand, to Seller or its Affiliates, on the other hand, as contemplated in connection with the Pre-Closing Reorganization and the applicable Reorganization Documents, the Parties shall reasonably cooperate (and shall cause their respective Affiliates to reasonably cooperate) with each other in connection with the participation in a tender by a Party or its Affiliate, including where the holder of a Marketing Authorization is required by a tendering authority to execute and deliver, or cause to be executed and delivered, documents and other instruments in support of participation in a tender, notwithstanding the fact that it is not an Affiliate of the entity that is seeking to participate in the tender.

Section 4.31 Payoff and Release Documentation. At or prior to the Closing, Seller shall deliver to Buyer (x) fully executed copies of customary payoff letters, in a form reasonably acceptable to Buyer, executed by each payee with respect to the payoff amounts of the indebtedness under Seller’s or the Vantive Group Entities’ secured credit facilities, if any, that is to be paid off on the Closing Date and (y) any other customary release documentation as may be reasonably required to evidence the release of any Liens against the Vantive Group Entities, the equity interests of the Vantive Group Entities or their respective assets (including the Transferred Assets) under Seller’s or the Vantive Group Entities’ secured credit facilities, if any.

Section 4.32 Omitted Services; Dependent Services.

(a) Omitted Services. If, from the Execution Date until the Closing, Buyer notifies Seller that it has identified potential Omitted Services and reasonably requests such potential Omitted Services be provided under the Transition Services Agreement, Seller shall, as soon as reasonably practicable, reasonably consider the scope, duration, and cost of such request (which costs shall be calculated based on substantially similar methodology as used for similar services that are already included in the Transition Services Agreement). Upon mutual agreement of the terms of such potential Omitted Services, such potential Omitted Services shall be added to the Service Schedule of the Transition Services Agreement as if they were Omitted Services pursuant to the Transition Services Agreement as if the Transition Services Agreement was then in effect; provided, that any such potential Omitted Service need not be included in the Service Schedule of the Transition Services Agreement (i) if substantially all of the assets, personnel, resources and systems necessary to provide such potential Omitted Services are anticipated to be transferred to or retained by Buyer or the Vantive Group Entities in connection with the Transaction, or (ii) until the Parties are able to reach agreement on the scope, duration and cost thereof, provided, if the Closing occurs and the Transition Services Agreement goes into effect prior to such agreement being reached, Section 5.1 of the Transition Services Agreement (including the obligation for Seller to use commercially reasonable efforts to provide such Omitted Service during the course of such negotiation) shall apply during such continued negotiation. Further, from the Execution Date until the Closing, if Buyer identifies any Service included in the Service Schedule of the Transition Services Agreement that Buyer no longer requires, then Buyer shall provide written notice to Seller at least sixty (60) days prior to Closing and such Service may be removed from the Service Schedule of the Transition Services Agreement, in whole but not in part, provided that, (i) (A) if Buyer provides such written notice to Seller on or prior to the date that is thirty (30) days following the Execution Date, Buyer shall have no obligations to Seller regarding such removed Services, including no Early Termination Fees (as defined in the Transition Services Agreement), and (B) if Buyer provides such written notice to Seller more than thirty (30) days after the Execution Date, Buyer shall reimburse Seller or its designee for any and all reasonable documented costs and expenses incurred by Seller in preparing to provide such Service (including any third party or employment costs); provided, however, Seller shall take commercially reasonable efforts to minimize or mitigate the applicable reimbursable amount of costs and expenses incurred by Seller in preparing to provide such Service, (ii) any Dependent Service (or Service that Seller reasonably believe is a Dependent Service) related to the removed Service shall also be removed from the Service Schedule of the Transition Services Agreement, subject to Seller notifying Buyer of such Dependent Service prior to such removal and otherwise subject to the same terms regarding reimbursement that apply to the underlying removed Service, and (iii) Buyer agrees to use good faith efforts to resolve any other reasonable issues or concerns raised by Seller in connection therewith.

(b) Dependent Services. Upon the terms and subject to the conditions set forth in this Agreement, Seller and Buyer shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to identify and include in the Service Schedule any Dependent Service and all services upon which such Dependent Services depend.

Section 4.33 Certain Capital Expenses. Following the Closing Date, Seller shall take, or shall cause to be taken, the actions set forth in Section 4.33 of the Seller Disclosure Letter.

ARTICLE V

CONDITIONS

Section 5.1 Conditions to Each Party’s Obligation to Consummate the Transactions. The obligation of each Party to consummate the Transactions is subject to the satisfaction or waiver in writing by Buyer and Seller, as of the Closing, of each of the following conditions:

(a) Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated, (ii) any timing agreement(s) with a Governmental Entity applicable to the consummation of the Transactions shall have expired or shall otherwise not prohibit the consummation of the Transactions and (iii) the Parties shall have received the Approvals listed in Section 5.1(a) of the Seller Disclosure Letter.

(b) Orders and Litigation. No court, arbitrator, mediator or other Governmental Entity of competent jurisdiction shall have enacted, enforced, entered, issued or promulgated any Order or Law (whether temporary, preliminary or permanent) that is in effect and has the effect of (i) making the Transactions illegal or otherwise prohibiting the consummation of the Transactions or (ii) causing the Transactions to be rescinded following their consummation.

(c) Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been completed in all material respects.

Section 5.2 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Transactions is also subject to the satisfaction or waiver in writing by Buyer as of the Closing of the following conditions:

(a) Representations and Warranties of Seller.

(i) The Seller Fundamental Representations that are qualified by materiality qualifiers, including “Material Adverse Effect,” shall be true and correct in all respects as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii) The Seller Fundamental Representations that are not qualified by materiality qualifiers, including “Material Adverse Effect,” shall be true and correct in all material respects as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(iii) The other representations and warranties of Seller set forth in Article II shall be true and correct (without giving effect to any materiality qualifiers, including “Material Adverse Effect” (other than materiality qualifiers describing the required contents of a section or subsection of the Seller Disclosure Letter, which shall not be disregarded), contained therein) as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of Seller. Seller shall have performed and complied in all material respects with all covenants required to be performed by it under this Agreement on or prior to the Closing Date.

(c) Closing Certificate. Buyer shall have received at the Closing a certificate signed on behalf of Seller by a duly authorized officer of Seller (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability) certifying that the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied.

(d) Material Adverse Effect. Since the Execution Date, no Material Adverse Effect shall have occurred.

Section 5.3 Conditions to Obligations of Seller. The obligation of Seller to consummate the Transactions is also subject to the satisfaction or waiver in writing by Seller as of the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Buyer set forth in Section 3.1 and Section 3.2 shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii) The other representations and warranties of Buyer contained in Article III shall be true and correct (without giving effect to any materiality qualifiers, including “Material Adverse Effect,” contained therein) as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representation and warranty to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Buyer to consummate the Transactions.

(b) Performance of Obligations of Buyer. Buyer shall have performed and complied in all material respects with each of the covenants required to be performed by it under this Agreement on or prior to the Closing Date.

(c) Closing Certificate. Seller shall have received at the Closing a certificate signed on behalf of Buyer by a duly authorized officer of Buyer (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability) certifying that the conditions set forth in Section 5.3(a) and Section 5.3(b) have been satisfied.

Section 5.4 Frustration of Closing Conditions. A Party may not rely on the failure of any condition set forth in Section 5.1, Section 5.2 or Section 5.3, as the case may be, to be satisfied if such failure was due to the failure of such Party to perform any of its obligations under this Agreement.

ARTICLE VI

TERMINATION

Section 6.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Buyer and Seller;

(b) by either Buyer or Seller, by giving written notice of such termination to the other Party, if:

(i) the Closing shall not have occurred on or prior to 5:00 p.m. (New York time) on February 12, 2025 (the “Initial Outside Date”); provided, that (x) if on the Initial Outside Date all of the conditions to the Closing, other than the conditions set forth in Section 5.1(a) or Section 5.1(b) (but for the purposes of Section 5.1(b), only to the extent related to any Antitrust Law or Foreign Investment Law or the FSR (if applicable)), shall have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the Initial Outside Date may be extended to the date that is ninety (90) days after the Initial Outside Date (the “First Extended Outside Date”) upon delivery of written notice by one Party to the other Party no later than three (3) Business Days prior to the Initial Outside Date, and (y) if on the First Extended Outside Date, all of the conditions to the Closing, other than the conditions set forth in Section 5.1(a) or Section 5.1(b) (but for the purposes of Section 5.1(b), only to the extent related to any Antitrust Law, Foreign Investment Law or the FSR (if applicable)), shall have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the First Extended Outside Date may be extended to the date that is ninety (90) days after the First Extended Outside Date (the “Second Extended Outside Date”) upon delivery of written notice by one Party to the other Party no later than three (3) Business Days prior to the Second Extended Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 6.1(b)(i) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have caused the failure of the Closing to have occurred on or prior to the Outside Date; it being understood that Buyer’s failure to consummate the Closing as a result of the unavailability of the Debt Financing to be funded at the Closing for any reason shall not in any way limit Buyer’s right to terminate this Agreement pursuant to this Section 6.1(b)(i); or

(ii) any Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions shall become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 6.1(b)(ii) shall not be available to any Party that has breached in any material respect its obligations under this Agreement, including Section 4.3, in any manner that caused such Order to become final and non-appealable;

(c) by Seller by giving written notice of such termination to Buyer if Buyer shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, or any of its representations and warranties shall be untrue, which breach or failure to perform or to be true (i) would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b) and (ii) is not curable or, if curable, is not cured within the earlier of (A) thirty (30) days after written notice thereof is given by Seller to Buyer and (B) the Outside Date; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 6.1(c) if Seller is then in material breach of any of its representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b);

(d) by Buyer by giving written notice of such termination to Seller if Seller shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, or any of its representations and warranties shall be untrue, which breach or failure to perform or to be true (i) would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b) and (ii) is not curable or, if curable, is not cured within the earlier of (A) thirty (30) days after written notice thereof is given by Buyer to Seller and (B) the Outside Date; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 6.1(d) if Buyer is then in material breach of any of its representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b); or

(e) by Seller by giving written notice of such termination to Buyer if (i) all of the conditions set forth in Section 5.1 (Conditions to Each Party’s Obligation to Consummate the Transactions) and Section 5.2(Conditions to Obligation of Buyer) have been and continue to be satisfied or waived by Buyer in writing (other than those conditions that, by their terms, are to be satisfied by the delivery of a document or the taking of any other action or occurrence of any other event at the Closing, but subject to each such condition then being capable of being satisfied if the Closing were to occur as of such time), (ii) Seller has delivered the Closing Date Confirmation, and (iii) Buyer has not consummated the Closing by the date required pursuant to Section 1.2.

Section 6.2 Effect of Termination and Abandonment. In the event of the termination of this Agreement pursuant to this Article VI, this Agreement shall become void and of no effect with no Liability to any Person on the part of any Party (or of any of its representatives or Affiliates); provided, however, that (a) subject to Section 6.3, no such termination shall relieve Seller of any Liability or damages to the other Party resulting from any knowing and intentional breach of this Agreement and/or for Fraud and (b) the provisions set forth in Section 4.7, this Section 6.2, Section 6.3, Article VII, Article VIII and the Confidentiality Agreement shall survive the termination of this Agreement.

Section 6.3 Reverse Termination Fee.

(a) In the event that this Agreement is terminated (i) by Buyer or Seller pursuant to Section 6.1(b)(i), in a circumstance in which Seller would then have been entitled to terminate this Agreement pursuant to Section 6.1(c) or Section 6.1(e) or (ii) by Seller pursuant to Section 6.1(c) or Section 6.1(e), then, upon Seller’s written request, Buyer or the Guarantor under each Limited Guarantee shall promptly pay or cause to be paid to Seller an amount equal to $180,000,000 (the “Reverse Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Seller as promptly as reasonably practicable (and, in any event, within five (5) Business Days) following any termination described in the foregoing clauses (i) and (ii). The Parties agree that in no event shall the Reverse Termination Fee be payable on more than one (1) occasion. If Buyer fails to pay any amount due by it pursuant to this Section 6.3(a), Buyer shall pay all costs and expenses (including attorneys’ fees) incurred by Seller and its Subsidiaries in connection with enforcing this Section 6.3(a), together with interest on such amount at the annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law; provided, that the maximum amount payable by Buyer pursuant to this sentence shall not exceed $5,000,000 (the “Enforcement Cap”). Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Reverse Termination Fee or expanding the circumstances in which it is to be paid, each Party acknowledges that, in the circumstances in which the Reverse Termination Fee is payable, the Reverse Termination Fee constitutes liquidated damages, and not a penalty, in a reasonable amount that will compensate Seller and the Related Parties of Seller for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision, and the payment of the Reverse Termination Fee in such circumstances is supported by due and sufficient consideration. Buyer and Seller acknowledge that the agreements contained in this Section 6.3 and the limitations on remedies set forth in Section 8.4 are integral parts of the Transactions without which the Parties would not have entered into this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement (but subject to the limited right of Seller, prior to the termination of this Agreement, to seek specific performance pursuant to, but solely to the extent permitted by, and subject to the terms and conditions of, Section 8.4), Seller’s right to terminate this Agreement in accordance with Section 6.1 and to receive payment of the Reverse Termination Fee if payable pursuant to, and subject to the terms and conditions of, Section 6.3(a), from Buyer shall constitute the sole and exclusive remedy of Seller, its Subsidiaries and the Related Parties of Seller against Buyer and the Related Parties of Buyer (including the Debt Financing Sources) for all Losses or other Liabilities, arising out of, relating to or in connection with (i) the failure of the Transactions or the Debt Financing to be consummated, (ii) any breach or threatened or attempted breach of this Agreement or any certificate required to be delivered hereunder (but subject to the limited right of Seller, prior to the termination of this Agreement, to seek specific performance pursuant to, but solely to the extent permitted by, and subject to the terms and conditions of, Section 8.4), (iii) any failure or threatened or attempted failure to perform hereunder or otherwise (but subject to the limited right of Seller, prior to termination of this Agreement, to seek specific performance pursuant to, but solely to the extent permitted by, and subject to the terms and conditions of, Section 8.4) or (iv) the

Commitment Letters, the Definitive Agreements, the Limited Guarantee, the Ancillary Agreements or any other document, the transactions contemplated thereby, any statement or representation (written or oral) made in connection therewith, or the termination of this Agreement or any of the foregoing documents or transactions (the matters collectively described in the foregoing clauses (i) through (iv), the “Transaction Matters”), in each case, including in any Action under any legal theory, whether sounding in law (whether for breach of contract, in tort or otherwise) or in equity and whether willfully, intentionally, unintentionally or otherwise, and except for full payment to Seller by Buyer or its designee of the Reverse Termination Fee (if payable), Buyer and the Related Parties of Buyer (including the Debt Financing Sources) shall not have any Liability or obligation to Seller or any Related Parties of Seller or any other Person relating to or arising out of this Agreement or the Transactions or the Commitment Letters or Limited Guarantee or any other Transaction Matters.

(c) For the avoidance of doubt, the Parties acknowledge and agree that, subject to the limited right of Seller, prior to the termination of this Agreement, to seek specific performance pursuant to, but solely to the extent permitted by, and subject to the terms and conditions of Section 8.4, if the Transactions are not consummated for any reason or no reason, whether willfully, intentionally, unintentionally or otherwise, or any failure to perform hereunder, or in respect of any statement or representation (whether written or oral) made or alleged to have been made, in each case, whether arising in law (whether for breach of contract, in tort or otherwise) or in equity, (i) the maximum aggregate Liability (whether in damages, through the payment of the Reverse Termination Fee, both or otherwise) of the Buyer Related Parties under or in connection with this Agreement or the Transactions shall in no event exceed the amount of the Reverse Termination Fee (plus any accrued interest on the applicable Liability, subject to the Enforcement Cap) and (ii) in no event will Seller or any Seller Related Party seek to recover any amounts in excess of the Reverse Termination Fee (plus any accrued interest on the applicable Liability, subject to the Enforcement Cap) or bring any Action against a Buyer Related Party except as expressly permitted by the Limited Guarantee, and in no event shall Seller be entitled to receive both a grant of specific performance of the obligation to close hereunder and the Reverse Termination Fee.

ARTICLE VII

SURVIVAL; POST-CLOSING RECOURSE

Section 7.1 Survival.

(a) Other than the representations and warranties set forth in Section 2.25 and Section 3.12, which shall survive the Closing indefinitely, the representations and warranties of Seller and Buyer contained in this Agreement shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Person in respect of such representations and warranties; provided, that the representations and warranties shall survive, and the Parties (and the insurers under the RWI Policy to the extent the insurer has a right of subrogation thereunder) shall be permitted to make claims thereunder, in respect of Fraud. Notwithstanding the foregoing, the Parties acknowledge and agree that the preceding sentence shall not apply to, and shall be without prejudice in respect of, any claims made by Buyer under the RWI Policy.

(b) The covenants and agreements of the Parties contained in this Agreement required to be performed or fulfilled at or prior to the Closing shall terminate as of the Closing, and neither Party nor any of its Affiliates nor its or their respective Representatives shall have any recourse against the other Party or any of its Affiliates or its or their respective Representatives with respect to such representations, warranties, covenants and agreements; provided, that the covenants and agreements of the Parties contained in this Agreement required to be performed or fulfilled at or prior to the Closing shall survive to the extent of a knowing and intentional breach in accordance with Section 7.6(c).

(c) The covenants and agreements contained in this Agreement (other than the covenants and agreements in Section 4.15, which shall survive in accordance with the terms of Section 4.15) that are to be performed after the Closing shall survive the Closing until performed in accordance with their respective terms or, if no time period for performance is contemplated, for a period of one (1) year following the Closing.

(d) The right to indemnification set forth in Section 7.2 and Section 7.3 shall survive indefinitely following the Closing Date; provided, that (i) any claim validly made for indemnification hereunder prior to such date shall survive indefinitely but only with respect to such claim and only until the Final Determination thereof, whereupon such right to indemnification set forth in Section 7.2 or Section 7.3 shall terminate, and (ii) claims with respect to Taxes are in all respects subject to the provisions of Section 4.15.

(e) No Party shall have any liability to any Person with respect to any provision of this Agreement or the subject matter thereof following the applicable survival date specified in this Section 7.1, which supersedes any statute of limitations that would otherwise apply, and no Party shall thereafter assert any claim, cause of action, right or remedy, or any Action, with respect to such provision or the subject matter thereof.

Section 7.2 Indemnification by Seller. From and after the Closing until the applicable survival dates provided in Section 7.1, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates (including, after the Closing, the Vantive Group Entities) and their respective Representatives, successors and permitted assigns (collectively, the “Buyer Indemnitees”) from and against any and all Losses incurred or suffered as the result of or arising out of:

(a) any Excluded Liabilities or Excluded Assets, except to the extent that any Losses of Buyer Indemnitees with respect to an Excluded Liability or Excluded Asset relates to, or arises out of or as a result of, a breach of Buyer’s representations, warranties or covenants hereunder;

(b) the matters set forth in Section 4.8(b);

(c) the matters set forth in Section 4.15(m)(i);

(d) the matters set forth in Section 4.22(b); and

(e) any action taken by a Buyer Indemnitee at the written request of the Seller or any of its Subsidiaries pursuant to Section 4.30.

Section 7.3 Indemnification by Buyer. From and after the Closing until the applicable survival dates provided in Section 7.1, Buyer shall, jointly and severally, indemnify, defend and hold harmless Seller and its Subsidiaries and their respective Representatives, successors and permitted assigns (collectively, the “Seller Indemnitees”) from and against any and all Losses incurred or suffered as the result of or arising out of:

(a) any Assumed Liabilities or Transferred Assets, except to the extent that any Losses of Seller in respect of an Assumed Liability or Transferred Asset relates to, or arises out of or as a result of, a breach of Seller’s representations, warranties or covenants hereunder;

(b) the matters set forth in Section 4.8(b);

(c) the matters set forth in Section 4.15(m)(ii);

(d) the matters set forth in Section 4.22(a);

(e) the matters set forth in Section 4.28(d); and

(f) any action taken by a Seller Indemnitee at the written request of the Buyer or any Vantive Group Entity pursuant to Section 4.30.

Section 7.4 Limitations. Notwithstanding anything to the contrary set forth in this Agreement, in no event shall the aggregate liability of a Party under this Agreement exceed the Final Cash Consideration (less the amount of any insurance proceeds received by the Buyer Indemnitees (including under the RWI Policy), in the case of Seller’s aggregate liability); provided, however, this paragraph shall not limit Seller Indemnitees indemnification obligation pursuant to Section 7.2(a).

(a) Except in the case of Fraud, a Buyer Indemnitee shall use commercially reasonable efforts to recover any Losses under the RWI Policy in connection with any claim that is or would reasonably be recoverable under the RWI Policy, prior to seeking indemnification under this Agreement (to the extent that such Buyer Indemnitee is entitled to indemnification for such Losses hereunder); provided, that (x) Buyer shall have satisfied such obligation if they have made a claim under the RWI Policy (together with any supporting information reasonably requested by the insurer) and have used commercially reasonable efforts to pursue recovery thereunder for the Losses for which such indemnification is sought and the insurer has, in whole or in part, denied such claim under the RWI Policy or the insurer under the RWI Policy has asserted that coverage for such Losses is not available under the RWI Policy for any reason, including as a result of any exclusion or coverage limitation of the RWI Policy, (y) Buyer shall have provided to Seller copies of all claim notices to and correspondence with the insurer regarding its pursuit of recovery for such Losses, and (z) Buyer shall have no obligation to make any claim under the RWI Policy once the claims period under the RWI Policy has expired or Buyer has recovered for Losses under the RWI Policy up to the coverage limitation thereunder. Any claim made under the RWI Policy and in accordance with this Section 7.4(a) shall be deemed to have been validly made against Seller under Section 7.5 and such claim shall survive indefinitely.

(b) The amount of any Losses that are subject to indemnification under this Article VII shall be reduced by the amount of any insurance proceeds actually received by the Indemnified Party in respect of such Losses or any of the events, conditions, facts or circumstances resulting in or relating to such Losses, net of the costs of collection and Taxes (“Third-Party Payments”). If an Indemnified Party receives any Third-Party Payment with respect to any Losses for which it has previously been indemnified (directly or indirectly) by an Indemnifying Party, the Indemnified Party shall promptly pay to the Indemnifying Party an amount equal to such Third-Party Payment or, if it is a lesser amount, the amount of such previously indemnified Losses.

(c) Notwithstanding anything to the contrary herein, in no event shall any Indemnifying Party be required to indemnify, defend, hold harmless, pay or reimburse any Indemnified Party for Losses under this Article VII to the extent such Losses were specifically taken into account in the determination of the amounts reflected in the adjustments to the Final Cash Consideration.

(d) No Indemnified Party will be entitled to recover damages in respect of any claim under this Agreement or otherwise obtain indemnification (including under the RWI Policy) more than once in respect of the same Losses suffered. In the event that any circumstance gives rise to more than one right of claim or constitutes a breach of more than one covenant or agreement hereunder, the relevant party shall be entitled to be indemnified or make recovery only once in respect of any such Losses incurred.

(e) Notwithstanding anything to the contrary contained in this Agreement, no Indemnifying Party shall have any liability to an Indemnified Party in respect of, and Losses shall not include, any punitive or other similar damages unless awarded to a third party pursuant to a Final Determination thereof, or any consequential or incidental damages unless such damages are a reasonably foreseeable consequence of the matter giving rise to a claim for indemnification hereunder.

Section 7.5 Indemnification Procedures.

(a) All claims for indemnification pursuant to this Article VII, except as set forth in Section 4.15 with respect to Tax Claims, shall be made in accordance with the procedures set forth in this Section 7.5. A Person entitled to assert a claim for indemnification (a “Claim”) pursuant to this Section 7.5 (an “Indemnified Party”) shall give the Indemnifying Party written notice of any such Claim (a “Claim Notice”), which notice shall include a description in such detail as is reasonably available in good faith of (i) the basis for, and nature of, such Claim, including the facts constituting the basis for such Claim, (ii) the estimated amount of the Losses that have been or may be sustained by the Indemnified Party in connection with such Claim to the extent known or a statement that the amount of Losses is not reasonably ascertainable and (iii) any reasonable supporting documentation to the extent available. Any Claim Notice shall be given by the Indemnified Party to the Indemnifying Party, (A) in the case of a Claim in connection with any Action made or brought by any Person (other than a Buyer Indemnitee or a Seller Indemnitee in connection with this Agreement) against such Indemnified Party (a “Third-Party Claim”), reasonably promptly after the Indemnified Party becomes aware of such potential Action, and (B) in the case of a Claim other than a Third-Party Claim (a “Direct Claim”), reasonably promptly after the Indemnified Party becomes aware of the facts constituting the basis for such Direct Claim; provided, however, that no failure to give such prompt written notice shall relieve the Indemnifying Party of any of its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced by such failure. Representatives of the Indemnifying Party and Indemnified Party will reasonably cooperate to try to resolve any Claim for a period of sixty (60) days following delivery of a Claim Notice. Only after such sixty (60)-day resolution period may an Indemnified Party or the Indemnifying Party commence an Action in connection with such Claim if the Indemnified Party and the Indemnifying Party are not able to agree in writing to an agreement on the resolution thereof, unless the amount of the Losses at issue is the subject of a pending Action with a third party, in which event such Action shall not be commenced until such amount is ascertained or the Parties agree to commence such Action, and, in either event, the matter shall be settled in accordance with Section 8.4. For the purposes of this Agreement, “Indemnifying Party” means Buyer (in the case of a claim for indemnification by a Seller Indemnitee) or Seller (in the case of a claim for indemnification by a Buyer Indemnitee).

(b) With respect to any Third-Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party, to the extent permitted by the presiding tribunal and under applicable Law, to substitute itself for the Indemnified Party in any Action to which the Indemnified Party, but not the Indemnifying Party, is named as a party thereto. In the event substitution is not permitted by the presiding tribunal or under applicable Law or until such substitution if formally approved, Indemnifying Party shall have the right, by giving written notice to the Indemnified Party within thirty (30) days after delivery of the Claim Notice with respect to such Third-Party Claim, to assume control of the defense of such Third-Party Claim at the Indemnifying Party’s expense with counsel of its choosing, and the Indemnified Party shall cooperate in good faith in such defense; provided, however, that such Indemnifying Party shall not have the right to control the defense of any Third-Party Claim if (A) the Third-Party Claim relates to or arises in connection with any criminal or regulatory claim involving the Indemnified Party as a defendant, (B) the matter that is the subject of such Third-Party Claim seeks the imposition of an injunction or equitable relief against the Indemnified Party, (C) the Indemnifying Party is Seller and the Third-Party Claim has been brought by or on behalf of any customer or supplier of the Business or a Governmental Entity or (D) an actual or likely conflict of interest makes representation of the Indemnifying Party and the Indemnified Party by the same counsel inappropriate. The Indemnified Party or Indemnifying Party, as the case may be, that is not controlling such defense shall have the right, at its own cost and expense, to participate in the defense of such Third-Party Claim with counsel selected by it; provided, that the Indemnifying Party will pay the costs and expenses of separate counsel for the Indemnified Party if, based on the reasonable opinion of legal counsel to the Indemnified Party reasonably acceptable to the Indemnifying Party, a conflict or potential conflict of interest exists between the Indemnifying Party and the Indemnified Party with respect to such Third-Party Claim (including that one or more legal defenses or counterclaims may be available to such Indemnified Party or to other Indemnified Parties that are inconsistent with or additional to those available to the Indemnifying Party); provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any Third-Party Claim.

(c) If the Indemnifying Party elects not to control the defense of such Third-Party Claim or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnified Party may control the defense of such Third-Party Claim with counsel of its choosing, and the Indemnifying Party shall be liable for the reasonable fees and expenses of such counsel to the Indemnified Party if the Indemnifying Party is required to indemnify the Indemnified Party for such Third-Party Claim pursuant to this Article VII.

(d) Buyer and Seller shall reasonably cooperate with each other in connection with the defense of any Third-Party Claim, including by retaining and providing to the Party controlling such defense records and information that are reasonably relevant to such Third-Party Claim and by making available employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder; provided, that neither Party shall be required to furnish any such information which would (in the reasonable judgment of such party upon advice of counsel) be reasonably likely to waive any privileges, including the attorney-client privilege, held by such Party or any of its Affiliates or violate any applicable Law or Order (provided, further, however, that such Party shall use commercially reasonable efforts to obtain any required consents and take such other reasonable action to permit such access, including entering into a joint defense or similar agreement). The Indemnified Party or Indemnifying Party, as the case may be, that is controlling such defense shall keep the other Party reasonably advised of the status of such Action and the defense thereof and shall consider in good faith any recommendations made by the other Party with respect thereto.

(e) Notwithstanding anything in this Agreement to the contrary, a Party that controls the defense of a Third-Party Claim shall not agree to any settlement on behalf of the other Party without the prior written consent of the non-settling Party, such consent not to be unreasonably withheld, conditioned or delayed, unless such settlement would (A) include a complete and unconditional release of each non-settling Party from all Liabilities or obligations with respect thereto, (B) not impose any non-monetary Liability or obligation (including any equitable remedies) on the non-settling Party and (C) not involve a finding or admission of any wrongdoing on the part of the non-settling Party.

(f) In the event of any conflicts between this Section 7.5 and Section 1.5, Section 1.6 or Section 4.15, the provisions of Section 1.5, Section 1.6 or Section 4.15 shall control.

Section 7.6 Sole and Exclusive Remedy.

(a) From and after the Closing, the Parties acknowledge and agree that this Article VII and Section 1.4 shall be the sole and exclusive remedy of the Indemnified Parties, including Buyer and Seller, in connection with this Agreement and the Transactions (except for Section 4.15 as it relates to Taxes and except pursuant to the RWI Policy and claims pursuant to any Ancillary Agreement).

(b) Without limiting Section 7.2 and Section 7.3, following the Closing, Buyer’s sole and exclusive recourse for any Losses resulting from a breach or inaccuracy of Seller’s representations and warranties set forth in this Agreement shall be from the RWI Policy and without any recourse against Seller (including if Buyer is unable to recover under the RWI Policy).

(c) Notwithstanding anything to the contrary in this Agreement, nothing in this Article VII shall limit either Party’s right to bring claims following the Closing for specific performance or any claims based on Fraud (subject in all cases to the limitations in Section 2.25 and Section 3.12) or a knowing and intentional breach with respect to the covenants set forth in this Agreement (which such right shall survive until the applicable statute of limitations).

Section 7.7 Indemnification Payments.

(a) The Indemnifying Party shall pay to the Indemnified Party the amount of any Loss for which it is liable hereunder, in immediately available funds, to an account specified by the Indemnified Party no later than five (5) Business Days following any Final Determination of the claims set forth in the related Claim Notice.

(b) In the event that any Loss is incurred or suffered by an Indemnified Party in a currency other than U.S. Dollars, and the Indemnified Party elects for such claim to indemnification to be paid in U.S. Dollars, such foreign currency Loss shall be converted into U.S. Dollars based on the spot central bank rate in such other country for the conversion of such currency into U.S. Dollars in effect as of the date of Final Determination of the applicable claim.

(c) Neither Buyer nor Seller will have any right to set off any unresolved claim for indemnification pursuant to this Article VII against any payment due pursuant to any other provision of this Agreement or any other Contract between Seller or its Subsidiaries, on the one hand, and Buyer or its Subsidiaries, on the other hand.

(d) All indemnification payments made under this Agreement will be deemed adjustments to the Final Cash Consideration for Tax purposes, unless otherwise required by applicable Tax Law.

Section 7.8 Taxes. In calculating the amount of any Loss, there shall be deducted an amount equal to any cash Tax benefit actually realized as a result of such Loss by the Person claiming such Loss in the taxable period in which such Loss arises or in the next two succeeding years (determined on a “with and without” basis).

Section 7.9 Minimizing and Mitigating Losses. Each Indemnified Party shall use commercially reasonable efforts to minimize and mitigate any indemnifiable Loss.

ARTICLE VIII

MISCELLANEOUS AND GENERAL

Section 8.1 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by both Buyer and Seller, or in the case of a waiver, by the Party granting the waiver. Notwithstanding any other provisions of this Agreement to the contrary, no modification or waiver of Section 6.2, Section 6.3, this sentence of Section 8.1, the last sentence of Section 8.4(a), the last sentence of Section 8.4(b), Section 8.4(c), Section 8.7, Section 8.11(a)(ii), Section 8.11(b), Section 8.13 and Section 8.14 (and any defined term or provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of any of the foregoing provisions) that is materially adverse to the interests of the Debt Financing Sources will be effective against a Debt Financing Source without the prior written consent of such Debt Financing Source (or, in the case of any Debt Financing Source that is not a party to the Debt Commitment Letter, the Lender party to the Debt Commitment Letter with which such Debt Financing Source is affiliated, managed, advised or sub-advised and through which its rights arise). No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except as provided in Article VII.

Section 8.2 Expenses. Except as otherwise provided in this Agreement and the Ancillary Agreements and whether or not the Transactions are consummated, all costs and expenses (including fees and expenses of counsel and financial advisors, if any) incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

Section 8.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. The Parties understand and agree that delivery of a signed counterpart signature page to this Agreement, any Ancillary Agreement or any amendment or waiver to this Agreement or any Ancillary Agreement by electronic mail in portable document format (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall constitute valid and sufficient delivery thereof and shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party to this Agreement or to any such agreement or instrument shall raise the use of electronic means to deliver a signature to this Agreement or any amendment or waiver hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic means as a defense to the formation of a contract and each Party hereto forever waives any such defense.

Section 8.4 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) This Agreement, and all Actions (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced in accordance with, the Laws of the State of Delaware, including its statutes of limitations, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction (whether of the State of Delaware or any other jurisdiction) would be required thereby. Notwithstanding the foregoing, except as otherwise set forth therein, any interpretation of the Debt Commitment Letter or any fee letters entered into in connection with the Debt Financing, any Debt Financing Documents, and all Actions (whether in contract, tort or statute) involving the Debt Financing Sources that may be based upon, arise out of or relate to this Agreement, the Debt Financing, the Debt Commitment Letter, the performance of services thereunder, any fee letters entered into in connection therewith, the Debt Financing Documents and the transactions contemplated hereby or thereby, in each case will be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

(b) Except as otherwise provided in Section 1.4, Section 4.15 or in any Ancillary Agreement, each Party agrees that it shall bring any Action in respect of any claim based upon, arising out of or relating to this Agreement or any Ancillary Agreement or the Transactions exclusively in the Court of Chancery of the State of Delaware and, if and only if such Court declines to exercise jurisdiction, the other courts of the State of Delaware or the federal courts of the United States of America located in the State of Delaware and the appellate courts therefrom (in such order of priority, the “Chosen Courts”) and solely in connection with claims arising under or relating to this Agreement or any of the Ancillary Agreements (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (iv) agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 8.5 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Notwithstanding the foregoing, with respect to any Action of any kind or description (whether in law or in equity and whether based on contract, in tort or otherwise) involving any Debt Financing Source arising out of or relating to this Agreement, the Transactions, the Debt Financing or the Debt Commitment Letter or any fee letters entered into in connection with the Debt Financing or the performance of services thereunder or the transactions contemplated hereby or thereby, the Parties agree that (A) such Actions shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan and in the City of New York (or any appellate court therefrom) and (B) they shall not bring, or permit any of their respective Affiliates to bring, any Action referred to in this Section 8.4, or voluntarily support any other Person in bringing any such Action, in any other courts.

(c) EXCEPT AS PROVIDED OTHERWISE IN ANY ANCILLARY AGREEMENT, EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY ACTION INVOLVING ANY DEBT FINANCING SOURCE ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING, THE DEBT COMMITMENT LETTER, THE PERFORMANCE OF SERVICES THEREUNDER, ANY FEE LETTERS ENTERED INTO IN CONNECTION THEREWITH, THE DEBT FINANCING DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY). EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.4(C).

(d) Irreparable damage would occur in the event that any covenant herein were not to be performed in accordance with its terms. Accordingly, subject to Section 8.4(e), each Party shall be entitled to seek one or more injunctions to prevent any breach of covenant and to enforce specifically this Agreement in the Chosen Courts, in addition to any other remedy to which such Party may be entitled at law or in equity. Each Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction (and the other Party hereby waives such requirement). Notwithstanding the foregoing, (x) nothing herein shall prohibit a Party from opposing a grant of specific performance on the basis that such remedy is not permitted pursuant to the terms of this Agreement, and (y) under no circumstances shall Seller be permitted or entitled to receive both an injunction, grant of specific performance or other equitable relief providing for the consummation of the Transactions pursuant to this Section 8.4 and the payment of the Reverse Termination Fee pursuant to Section 6.3 or any award of damage.

(e) Notwithstanding anything to the contrary set forth in Section 8.4(d) or elsewhere in this Agreement, it is acknowledged and agreed that Seller shall be entitled to seek, or receive a grant of, specific performance of Buyer’s obligations to consummate the Closing pursuant to the terms of this Agreement, and Seller’s rights as a third-party beneficiary of the Equity Commitment Letter in order to cause the Equity Financing to be funded, and to cause the Transactions to occur at the Closing to be consummated, if and only if, (i) all of the conditions in Section 5.1 (Conditions to Each Party’s Obligation to Consummate the Transactions) and Section 5.2 (Conditions to Obligation of Buyer) have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but each of which is capable of being satisfied at the Closing) at the date the Closing were to have occurred pursuant to Section 1.2; (ii) the proceeds of the Debt Financing have been funded to Buyer in accordance with the terms thereof or will be funded to Buyer at the Closing in accordance with the terms thereof if the proceeds of the Equity Financing are funded at the Closing; (iii) Seller has delivered the Closing Date Confirmation; and (iv) Buyer fails to consummate the Closing on the date the Closing is required to have occurred pursuant to Section 1.2; provided, that no such specific relief may be sought or granted if this Agreement has been terminated by either Party. In no event shall (A) any Person other than Seller be entitled to seek specific performance to cause Buyer to consummate the Closing pursuant to the terms of this Agreement, and (B) Seller be entitled to enforce specifically Buyer’s obligation to cause the Equity Financing to be funded (or exercise its third-party beneficiary rights under the Equity Commitment Letter) other than as provided in this Section 8.4(e), including if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

Section 8.5 Notices. All notices and other communications to be given or made hereunder shall be in writing and shall be deemed to have been duly given or made on the date of delivery to the recipient thereof if received prior to 5:00 p.m. in the place of delivery and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier to the Person or entity for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email (unless the sender receives a non-delivery message or automatically generated response), as provided in this Section 8.5:

To Buyer:

CP Spruce Holdings, S.C.Sp, represented by its managing general partner (associé commandité gérant), CP VIII Spruce GP S.à r.l.

2 avenue Charles de Gaulle, 4th Floor

L-1653, Luxembourg

Attn: The Board of Managers of the Managing General Partner

and

Spruce Bidco I, Inc. and Spruce Bidco II, Inc.

c/o The Carlyle Group

One Vanderbilt Ave., 37th Floor

New York, NY 10017

Attn: Robert R. Schmidt; Zachary Marshall

and

Spruce Bidco I Limited

6th Floor, South Bank House

Barrow Street, Dublin 4

Dublin, Ireland

Attn: The Board of Directors

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

200 Clarendon Street

Boston, MA 02116

Attention: Armand A. Della Monica, P.C.; Laura J. Steinke, P.C.;

Nils Remole

Email: armand.dellamonica@kirkland.com;

laura.steinke@kirkland.com; nils.remole@kirkland.com

To Seller:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015-4625

Attn: General Counsel; and Deputy General Counsel, Business Development and M&A

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Email: sawyerm@sullcrom.com; goodmanm@sullcrom.com

Attn: Melissa Sawyer; Matthew Goodman

or to such other Person or addressees as may be designated in writing by the Party to receive such notice as provided above; provided, however, that copies shall be provided to outside counsel for convenience only, such copies shall not, in and of themselves, constitute notice and the failure to provide any such copy shall not alter the effectiveness of any notice or other communication otherwise duly made or given.

Section 8.6 Entire Agreement. This Agreement (including any exhibits or schedules hereto or related agreements between the Parties entered into in connection herewith), the Ancillary Agreements, the Equity Commitment Letter, the Limited Guarantee and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof. In the event of any conflicts between the provisions of this Agreement or any agreements entered into in connection with the Pre-Closing Reorganization, this Agreement shall control.

Section 8.7 No Third-Party Beneficiaries. Except (a) as provided in Section 4.11 (Non-Solicitation; Non-Competition), Section 4.12 (Indemnification; Directors’ and Officers’ Insurance), Section 4.14 (Releases), and Section 8.10 (Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege) and (b) with respect to the Debt

Financing Sources, who are express and intended third-party beneficiaries of, and may enforce, Section 6.2 (Effect of Termination and Abandonment), Section 6.3 (Reverse Termination Fee), the second sentence of Section 8.1 (Amendment; Waiver), the last sentence of Section 8.4(a) (Governing Law and Venue; Waiver of Jury Trial; Specific Performance), the last sentence of Section 8.4(b) (Governing Law and Venue; Waiver of Jury Trial; Specific Performance), Section 8.4(c) (Governing Law and Venue; Waiver of Jury Trial; Specific Performance), this Section 8.7 (No Third-Party Beneficiaries), Section 8.11 (Successors and Assigns), Section 8.13 (No Recourse) and Section 8.14 (No Recourse Against Debt Financing Sources), there shall be no third-party beneficiaries of this Agreement, any Ancillary Agreement or any exhibit, annex or schedule hereto or thereto, and none of them shall confer on any Person other than the parties hereto and thereto any claim, cause of action, right or remedy.

Section 8.8 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority of competent jurisdiction to be invalid, void or unenforceable, or the application of such provision, covenant or restriction to any Person or any circumstance is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision, covenant or restriction to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction and the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Notwithstanding the foregoing, it is the intention of the Parties that the remedies and limitations on remedies contained in this Agreement (including Section 6.3, Section 8.4(d), Section 8.4(e) and Section 8.13) are an integral part of this Agreement and, notwithstanding anything in this Agreement to the contrary, such remedies and limitations shall not be severable in any manner that increases a Party’s liability or obligations hereunder or increases the liability or obligations of the parties to the Equity Commitment Letter or the Limited Guarantee thereunder.

Section 8.9 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Annex, Exhibit, Section or Schedule, such reference shall be to an Annex, Exhibit, Section or Schedule to this Agreement unless otherwise indicated.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). The terms defined in the singular have a comparable meaning when used in the plural and vice versa. The rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Currency amounts referenced herein are in U.S. Dollars. Any capitalized term used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning given to it as set forth in this Agreement. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. References to “written” or “in writing” include documents in electronic form or transmitted by email. A reference to information “made available,” “provided” or “delivered” to Buyer shall mean that such information was (i) contained in the virtual data room administered by or on behalf of Seller at least one (1) day prior to the Execution Date or (ii) actually (including electronically) delivered or provided to Buyer or any of its Representatives at least one (1) day prior to the Execution Date.

(c) Except as otherwise specifically provided herein, all references in this Agreement to any Law include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time, and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law as amended as of such date. Any agreement or instrument referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(e) Each representation, warranty, covenant and condition herein shall be given full, separate and independent effect. The provisions hereof are cumulative. A more specific provision shall limit the applicability of any other, more general, provision.

(f) The Parties drafted this Agreement jointly through the exchange of drafts hereof, so there shall be no presumption or burden of proof favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(g) Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule is intended to imply that such item or matter, or other items or matters, is or is not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any specific item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the ordinary course of business for purposes of this Agreement.

(h) Seller has or may have set forth certain information in the Seller Disclosure Letter. The fact that any item of information is disclosed in any section or subsection of the Seller Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face.

Section 8.10 Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.

(a) Conflicts of Interest. Buyer acknowledges that the counsel set forth in Section 8.10(a) of the Seller Disclosure Letter (“Prior Company Counsel”) has, on or prior to the Closing Date, represented Seller, the Vantive Group Entities, other Affiliates of Seller, and their respective officers, employees and directors (each such Person, other than a Vantive Group Entity, a “Designated Person”) in one or more matters relating to this Agreement (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (x) relating to this Agreement (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement) and (y) in which Buyer or any of its Affiliates (including the Vantive Group Entities), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that Prior Company Counsel will represent them in connection with such matters. Accordingly, each of Buyer and the Vantive Group Entities hereby (i) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation by one or more Prior Company Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (the “Post-Closing Representation”) and (ii) agrees that, in the event that a Post-Closing Matter arises, Prior Company Counsel may represent one or more Designated Persons in such Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Buyer or any of its Affiliates (including the Vantive Group Entities), and even though Prior Company Counsel may (A) have represented the Vantive Group Entities in a matter substantially related to such dispute or (B) be currently representing the Vantive Group Entities. Without limiting the foregoing, each of Buyer and the Vantive Group Entities (on behalf of itself and its Affiliates) consents to the disclosure by Prior Company Counsel, in connection with one or more Post-Closing Representations, to the Designated Persons of any information substantially related to such Post-Closing Representations learned by Prior Company Counsel in the course of one or more Existing Representations, whether or not such information is subject to the attorney-client privilege of any Vantive Group Entity or Prior Company Counsel’s duty of confidentiality as to any Vantive Group Entity and whether or not such disclosure is made before or after the Closing; provided, that the Designated Persons will keep any such information confidential to the extent required by Section 4.13(b).

(b) Attorney-Client Privilege. Buyer (on behalf of itself and its Affiliates) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between any Prior Company Counsel, on the one hand, and any Designated Person or the applicable Vantive Group Entity, on the other hand (collectively, the “Pre-Closing Designated Persons”), or any advice given to any Pre-Closing Designated Person by any Prior Company Counsel, in each case to the extent occurring during one or more Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of Buyer, the Vantive Group Entities and their respective Affiliates, it being the intention of the Parties hereto that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privileges, shall be retained by Seller, and shall not pass to or be claimed or used by Buyer or the Vantive Group Entities, except as provided in the last sentence of this Section 8.10(b). Furthermore, each of Buyer and the Vantive Group Entities (on behalf of itself and its Affiliates) acknowledges and agrees that any advice given to or communication with any of the Designated Persons to the extent related to an Existing Representation or a Post-Closing Representation shall not be subject to any joint privilege (whether or not either of the Vantive Group Entities also received such advice or communication) and shall be owned solely by such Designated Persons. Notwithstanding the foregoing, in the event that a dispute arises between Buyer or a Vantive Group Entity, on the one hand, and a third party other than a Designated Person, on the other hand, Buyer shall (and shall cause the applicable Vantive Group Entity to) assert to the extent available the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of Privileged Materials to such third party; provided, however, that such privilege may be waived only with the prior written consent of Seller, which consent shall not be unreasonably conditioned, withheld or delayed.

(c) Privileged Materials. All such Pre-Closing Privileges, and all books and records and other documents of the Vantive Group Entities or the Business to the extent containing any advice or communication that is subject to any Pre-Closing Privilege (“Privileged Materials”), shall be deemed excluded from the acquisition of the Interests and the Deferred Vantive Local Businesses, and shall be distributed to Seller (on behalf of the applicable Designated Persons) immediately prior to the Closing with (in the case of such books and records to the extent containing any Privileged Materials) no copies retained by the Vantive Group Entities. Absent the prior written consent of Seller (which consent shall not be unreasonably conditioned, withheld or delayed), none of Buyer or, following the Closing, the Vantive Group Entities, shall have a right of access to Privileged Materials. Buyer hereby agrees not to search for or use any Privileged Materials existing on the Buyer’s servers, electronic backup systems, e-mail archives or any other books and records after the Closing, and each of Seller and Buyer agrees to take all reasonable steps necessary to ensure such privilege shall survive the Closing in accordance with the terms herein.

(d) Miscellaneous. Buyer hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates and the Vantive Group Entities) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Company Counsel. This Section 8.10 shall be irrevocable, and no term of this Section 8.10 may be amended, waived or modified without the prior written consent of Seller and Prior Company Counsel affected thereby.

Section 8.11 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Party, except that (a) Buyer may assign any and all of its rights or obligations under this Agreement without the consent of Seller to (i) one or more of its affiliates or to the Equity Financing Sources if such assignment would not reasonably be expected to prevent or materially delay the Closing and would not result in any greater cost (including, for the avoidance of doubt, any withholding Taxes that reduce amounts paid to Seller) or obligation being imposed upon Seller and its Subsidiaries than would otherwise be so imposed pursuant to this Agreement or (ii) any Debt Financing Source (including any agent or trustee therefor) as collateral security in respect of the Debt Financing; provided, however, that in each case, no such assignment shall relieve Buyer of any of its obligations hereunder; and (b) Seller may assign its rights to receive any portion of the Closing Cash Consideration or Post-Closing Adjustment to any of its Affiliates without the consent of Buyer. Any purported assignment in violation of this Agreement is void.

Section 8.12 Fulfillment of Obligations. Any obligation of any Party to any other Party under this Agreement, or any Party under any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 8.13 No Recourse. Except to the extent otherwise set forth in the Confidentiality Agreement, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner hereto or the negotiation, execution, or performance hereof (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as Parties in the preamble hereto. No Person who is not a party hereto, including any Related Party of Buyer or Related Party of Seller and current, former, or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, Equity Financing Source, Debt Financing Source, Representative, or assignee of, and any financial advisor, legal advisor, or lender to, Seller, Buyer, or any current, former, or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative, or assignee of, and any financial advisor, legal advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), will have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or Liabilities arising under, out of, in connection with, or related in any manner to, this Agreement, or based on, in respect of, or by reason of, this Agreement or its negotiation, execution, performance, or breach and, to the maximum extent permitted by Law, each party hereby irrevocably waives and releases all such Liabilities, claims, causes of action, and obligations (whether at law, in equity, in contract, in tort or otherwise) against any such Nonparty Affiliates; provided, that the foregoing shall not limit (v) any liability or other obligation of the

Parties for breaches of the terms and conditions of this Agreement, (w) to the extent expressly permitted by and subject to the terms, conditions and limitations set forth in the Equity Commitment Letter and the Limited Guarantee, against the Equity Financing Sources party thereto, (x) for the avoidance of doubt, claims against Seller, where Seller is required to cause a Nonparty Affiliate to take or refrain from taking any action, (y) claims brought by either Buyer (including its successors and permitted assigns under the Debt Commitment Letter and fee letters entered into in connection with the Debt Financing) and the other parties to the Debt Commitment Letter and fee letters entered into in connection with the Debt Financing at their own direction against the Debt Financing Sources for failing to satisfy any obligation under the Debt Commitment Letter or any fee letter entered into in connection with the Debt Financing and (z) claims under any Ancillary Agreement by a party thereto against the applicable parties thereto. Without limiting the foregoing, but subject to the immediately preceding proviso, to the maximum extent permitted by Law, (a) each Party hereto hereby irrevocably waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a party or otherwise impose liability of a party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (b) each Party hereto hereby irrevocably disclaims any reliance upon any Nonparty Affiliates with respect to the performance hereof or any representation or warranty made in, in connection with, or as an inducement to, this Agreement. Notwithstanding the foregoing, this Section 8.13 shall not apply to claims against any Person, including any Nonparty Affiliate, for Fraud. The Nonparty Affiliates shall be express third-party beneficiaries of this Section 8.13.

Section 8.14 No Recourse Against Debt Financing Sources. Seller acknowledges and agrees (on behalf of itself and its Subsidiaries) that it does not have, and hereby waives, any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter, the performance of services thereunder, any fee letters entered into in connection therewith, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or in equity, in contract, in tort or otherwise, and agree not to commence (and if commenced, agree to dismiss or otherwise terminate, and not to assist) any Action against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the performance of services thereunder, any fee letters entered into in connection therewith, the Debt Financing Documents or the transactions contemplated hereby or thereby; provided, that, for the avoidance of doubt, nothing herein shall limit the liabilities and obligations of the Debt Financing Sources to Buyer under the Debt Commitment Letter or any fee letter entered into in connection with the Debt Financing. This Section 8.14 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

BAXTER INTERNATIONAL INC.

By:	/s/ José E. Almeida
Name: José E. Almeida
Title: Chair, President and Chief Executive Officer

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

SPRUCE BIDCO I INC.

By:	/s/ Robert R. Schmidt
Name: Robert R. Schmidt
Title: President, Secretary and Chief Executive Officer

SPRUCE BIDCO II INC.

By:	/s/ Robert R. Schmidt
Name: Robert R. Schmidt
Title: President, Secretary and Chief Executive Officer

SPRUCE BIDCO I LIMITED

By:	/s/ William Cagney
Name: William Cagney
Title: Manager and authorized signatory

CP SPRUCE HOLDINGS, S.C.Sp represented by its managing general partner (associé commandité gérant), CP VIII Spruce GP S.à r.l.

By:	/s/ William Cagney
Name: William Cagney
Title: Manager and authorized signatory

By:	/s/ Christelle Frank
Name: Christelle Frank Title: Manager and authorized signatory

[Signature Page to Equity Purchase Agreement]

EXHIBIT A

DEFINITIONS

As used in this Agreement, the following terms have the meanings specified in this Exhibit A.

“Access Restrictions” has the meaning set forth in Section 4.6(a).

“Accountant” has the meaning set forth in Section 1.4(b)(iv).

“Accounting Principles” means the policies, practices and procedures set forth on Exhibit J attached hereto.

“Accounts Receivable” means all trade accounts and notes receivable and other miscellaneous receivables of the Business as of the Closing arising out of the sale or other disposition of goods or services of the Business.

“Accrued Vacation Liabilities” has the meaning set forth in the definition of Transferred Employee Liabilities.

“Acquired Rights Directive” means (a) Council Directive 2001/23/EC of March 12, 2001 or any directive replacing or amending the same and the implementing Laws in the relevant countries and (b) other applicable Laws in any non-U.S. jurisdiction which provide for the automatic transfer of employees and their rights in the transfer of an undertaking or other similar business transaction.

“Action” means any civil, criminal, judicial or administrative action, suit, demand, claim, complaint, litigation, investigation, review, inquiry, examination, audit, formal proceeding, arbitration or mediation, hearing or other similar dispute.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such Person. As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, (a) prior to the Closing, the Vantive Group Entities shall not be “Affiliates” of Buyer and (b) as of and following the Closing, the Vantive Group Entities shall not be “Affiliates” of Seller. Notwithstanding the foregoing, in no event shall Buyer or any of its Subsidiaries be considered an Affiliate of any investment fund affiliated with Carlyle Investment Management L.L.C., including the Equity Financing Sources, or any other portfolio company of any investment fund affiliated with Carlyle Investment Management L.L.C., nor shall any investment fund affiliated with Carlyle Investment Management L.L.C., including the Equity Financing Sources, or any other portfolio company of any investment fund affiliated with Carlyle Investment Management L.L.C. be considered to be an Affiliate of Buyer or any of its Subsidiaries.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” means any transaction with a third party involving (a) any acquisition of or any merger, consolidation, reorganization, liquidation, recapitalization, share exchange or other business combination transaction involving a Vantive Group Entity or a significant portion of the assets of the Business, taken as a whole, (b) any issuance or sale of shares of capital stock or other equity securities of a Vantive Group Entity or (c) the sale, lease, exchange or other disposition of any significant portion of the properties or assets of the Business, taken as a whole, in each case, other than the Transactions.

“Ancillary Agreements” means the Supply Agreement, the Transition Services Agreement, the Distribution Agreement, the LTMSA, any Business Transfer Agreement, any Share Transfer Agreement, the Intellectual Property Agreement, the Deed of Transfer, the Share Transfer Forms and the Instruments of Assignment.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the United Kingdom Bribery Act, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) other anti-bribery and anti-corruption laws, regulations or ordinances to the extent applicable to the Vantive Group Entities and the Business and their respective operations from time to time.

“Anti-Money Laundering Laws” means anti-money laundering-related laws, regulations, “know-your-customer” obligations, any predicate crime to money laundering or any financial recordkeeping or reporting requirements related thereto and codes of practice to the extent applicable to the Vantive Group Entities and the Business and their operations from time to time, including (i) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same, (ii) the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, (iii) the Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), and (iv) the USA PATRIOT Act.

“Antitrust Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of a monopolization or restraint of trade or a lessening of competition, including the HSR Act, the Sherman Antitrust Act of 1890 and the Clayton Act of 1914.

“Approvals” has the meaning set forth in Section 2.4(a).

“Asset-Level Allocation Methodology” means the methodology set forth in Section 4.15(j)(i)(B) of the Seller Disclosure Letter.

“Asset-Level Purchase Price Allocation” has the meaning set forth in Section 4.15(j)(i).

“Assets” means, with respect to any Person, the assets, rights, interests, claims and properties of all kinds, real and personal, tangible, intangible and contingent, wherever located (including in the possession of suppliers, distributors, other third parties or elsewhere), of such Person, including rights and benefits pursuant to any Contract, Permit, bond, concession, franchise, instrument, commitment, understanding or other arrangement and any rights or benefits pursuant to any Action.

“Assumed Liabilities” means all Liabilities to the extent Related to the Business or related to the Transferred Assets, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, determined or undeterminable, or arising prior to, on or after the Closing Date, other than the Excluded Liabilities, including Transferred Employee Liabilities and the Liabilities set forth in Section A.15 of the Seller Disclosure Letter.

“Assumptions” has the meaning set forth in Section 3.6(b).

“Audited Financial Statements” has the meaning set forth in Section 4.29.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 2.3.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by Seller or its Subsidiaries (including the Vantive Group Entities) for the benefit of Business Employees or Deferred Vantive Local Business Employees. Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), employment, consulting, non-compete and/or non-solicit, retirement, pension, severance, retention, sale, termination, separation, or change in control agreements, deferred compensation, equity or equity-based, stock purchase, incentive, bonus, commission, supplemental retirement, profit sharing, life or disability insurance, medical, paid time off, post-employment welfare, leave, welfare, fringe or other benefits or remuneration of any kind.

“BII” has the meaning set forth in the Preamble.

“BII Common Stock” has the meaning set forth in Section 4.9(d).

“Bulletin 7” means the Bulletin on Several Issues concerning the Enterprise Income Tax on Indirect Asset Transfer by Non-Resident Enterprises 2015 No. 7, issued by the State Administration of Taxation of the People’s Republic of China on February 3, 2015 (together with any subsequent amendments, if any).

“Business” means the business and operations comprising the Kidney Care segment, including the Chronic Therapies and Acute Therapies categories, as referred to in Seller’s Form 10-K for the year ended December 31, 2023, to the extent conducted by Seller and its Subsidiaries at any time prior to the Closing, including the following: (i) the research, development, manufacture, fulfillment, sales, distribution, marketing, support, repair, servicing, or commercialization of (a) dialysis therapies or services (including peritoneal dialysis and hemodialysis), (b) continuous renal replacement therapies, or (c) other organ support therapies used in an acute setting, including, in each case, all related (x) devices (including cyclers, monitors, and water purification devices) or (y) consumables (including filters and filter sets, dialyzers, diagnostics, solutions, concentrates, and bloodlines); and (ii) the provision of dialysis (peritoneal and hemodialysis) and pre-dialysis care services including the operation of healthcare clinics, in each case to the extent conducted by Seller and its Subsidiaries as of the Closing.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in the city of New York, New York.

“Business Employee” means each individual identified as a Business Employee as set forth in Section A.2 of the Seller Disclosure Letter, as the same may be updated from time to time to reflect actions permitted under the terms of this Agreement or to correct inadvertent or unintended omissions.

“Business Guarantees” has the meaning set forth in Section 4.22(a).

“Business Transfer Agreement” has the meaning set forth in the Recitals.

“Buyer” means collectively US BidCo I, US BidCo II, Irish Bidco and Lux Bidco; provided, that (a) references to “Buyer” in Article III shall refer to each of the foregoing, and (b) any action which requires any form of Buyer approval or consent under this Agreement shall be deemed to require the approval or consent of Lux Bidco.

“Buyer 401(k) Plan” has the meaning set forth in Section 4.9(c).

“Buyer Indemnitees” has the meaning set forth in Section 7.2.

“Buyer Releasing Parties” has the meaning set forth in Section 4.14(a).

“Cash” means, as of any specified time, all cash and cash equivalents, currency on hand, cash balances in deposits with banks or financial institutions, negotiable instruments, checks, money orders, marketable securities, short-term instruments and other cash equivalents (to the extent convertible to cash within ninety (90) days), in each case, of the Business and the Vantive Group Entities determined in accordance with the Accounting Principles; provided, that Cash shall (without duplication) (a) be increased by checks, drafts, wires and other similar instruments in transit that have been received and deposited but have not cleared into the bank accounts of, the Business (to the extent the respective amounts of such checks, drafts, wires and other similar instruments are not included in the calculation of Net Working Capital), (b) be reduced by the aggregate amount of all checks, drafts, wires and other similar instruments issued and outstanding but uncleared as of such time (to the extent the respective amounts of such checks, drafts and other similar instruments are not included in the calculation of Net Working Capital), (c) exclude any cash and cash equivalents which is not freely usable because it is subject to restrictions or limitations on use or distribution by Contract, Law or Order, calculated in accordance with the Accounting Principles, other than Foreign Restricted Cash; provided that, for purposes of this item (c), such cash and cash equivalents shall be excluded solely to the extent of such restriction or limitation, and (d) be reduced for any applicable amounts (i) distributed or otherwise paid to Seller, (ii) used to repay Indebtedness or Seller Transaction Expenses (but solely to the extent such repayment reduces Closing Indebtedness or Closing Seller Transaction Expenses for purposes of this Agreement) or to settle or otherwise eliminate intercompany balances and accounts pursuant to Section 4.21(a), in each case, following the Effective Time and prior to the Closing or (iii) distributed or otherwise paid to Seller or its Subsidiaries (other than the Vantive Group Entities) after the Closing pursuant to Section 4.20(g).

“Cash Equity” has the meaning set forth in Section 3.5(b).

“Cash Sweep” has the meaning set forth in Section 4.1(c).

“Change” means any event, fact, condition, circumstance, change, occurrence, development or effect.

“Chosen Courts” has the meaning set forth in Section 8.4(b).

“Claim” has the meaning set forth in Section 7.5(a).

“Claim Notice” has the meaning set forth in Section 7.5(a).

“Closing” has the meaning set forth in Section 1.2(a).

“Closing Cash” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Cash Adjustment” means the aggregate (which may be positive or negative) of the results of the following sums, calculated in respect of each of the jurisdictions specified in Section A.13 of the Seller Disclosure Letter: (i) the Closing Cash in such jurisdiction, minus (ii) the Minimum Cash Target for such jurisdiction, which Cash amounts shall in each case be calculated in U.S. dollars and in accordance with the Accounting Principles; provided, however, that if the Closing Cash in any jurisdiction exceeds the “Maximum Cash” for such jurisdiction in Section A.13 of the Seller Disclosure Letter, then the Closing Cash for such jurisdiction shall be capped at such “Maximum Cash”. For the avoidance of doubt, (x) the “$25,000,000 increase to Maximum Cash” in certain jurisdictions as selected by Seller in accordance with Section A.13 of the Seller Disclosure Letter shall only be available once $299,500,000 in Closing Cash (after application of the “Maximum Cash” thresholds) has been met, and (y) to the extent that the aggregate Closing Cash Adjustment is positive, it shall be an increase to Final Cash Consideration, and to the extent the aggregate Closing Cash Adjustment is negative, it shall be a deduct to Final Cash Consideration. Notwithstanding anything to the contrary herein, following the date hereof and no later than ten (10) Business Days prior to Closing, Buyer may amend Section A.13 of the Seller Disclosure Letter by notice to Seller in order to increase the amount of “Maximum Cash” for any jurisdiction.

“Closing Cash Consideration” means an amount equal to:

(a) $3,830,000,000; plus

(b) the Estimated Cash Adjustment; plus

(c) the amount, if any, by which the Estimated Net Working Capital exceeds the Upper Target Net Working Capital; minus

(d) the amount, if any, by which the Estimated Net Working Capital is less than the Lower Target Net Working Capital; minus

(e) the Estimated Indebtedness; minus

(f) the Estimated Seller Transaction Expenses.

“Closing Date” has the meaning set forth in Section 1.2(a).

“Closing Date Confirmation” has the meaning set forth in Section 1.2(a).

“Closing Indebtedness” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Net Working Capital” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Performance Year” has the meaning set forth in Section 4.9(h).

“Closing Seller Transaction Expenses” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Steps” has the meaning set forth in Section 1.1.

“Code” means the Internal Revenue Code of 1986.

“Collections” means any Cash received by Seller or its applicable Subsidiary from a third-party payor in respect of Accounts Receivable during the period following the Cash Sweep and prior to the Effective Time that was not withdrawn by or distributed or otherwise transferred to Seller or any of its Subsidiaries (other than the Vantive Group Entities) prior to the Closing.

“Combined Tax Return” has the meaning set forth in Section 4.15(a)(i).

“Commingled Contract” has the meaning set forth in Section 4.19(a).

“Commitment Letters” has the meaning set forth in Section 3.5(b).

“company” includes any company, corporation or body corporate (including a limited liability company), wherever incorporated.

“Company” and “Companies” have the meaning set forth in the Recitals.

“Company Released Parties” has the meaning set forth in Section 4.14(a).

“Competitive Business” has the meaning set forth in Section 4.11(b).

“Confidential Information” means any and all information to the extent relating to the business, financial or other affairs (including future plans and targets) of the Business (including any books and records or “back-up” electronic tapes retained by Seller or its Subsidiary pursuant to clause (p) of the definition of Transferred Assets herein), the Vantive Group Entities, this Agreement, the Ancillary Agreements and the consummation of the Transactions; provided, however, that “Confidential Information” will not include any information that (a) is or becomes (other than as a result of disclosure by Seller in violation of this Agreement) generally available to, or known by, the public, (b) is independently developed by Seller or any of its Subsidiaries without use of or reference to information that would be “Confidential Information” but for the exclusions set forth in this proviso or (c) is received by Seller or any of its Subsidiaries following the Closing from a third party not known by Seller or any of its Subsidiaries, in each case, after reasonable inquiry, to be bound by a duty of confidentiality to Seller, the Vantive Group Entities or any of its or their respective Affiliates with respect to such information.

“Confidentiality Agreement” has the meaning set forth in Section 4.13(a).

“Consent” means any approval, authorization, consent, ratification, permission, exemption or waiver.

“Contagion Event” shall mean the outbreak and ongoing effects of a contagious disease, epidemic or pandemic (including COVID-19) or any treatment or vaccines therefor.

“Contaminants” shall mean malware, contaminants, viruses, “trojan horses,” worms, or malicious code, software routines or hardware components, or other software designed to cause or permit unauthorized access to, or disruption, impairment, disablement, or destruction of, software, hardware or data.

“Continuing Business Guarantees” has the meaning set forth in Section 4.22(a).

“Contract” means any legally binding written or oral agreement, undertaking, lease, license, contract, note, mortgage, indenture, arrangement or other written and legally binding obligation.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Current Assets” means the current assets of the Business and the Vantive Group Entities, calculated in accordance with the Accounting Principles, and no other assets.

“Current Liabilities” means the current liabilities of the Business and the Vantive Group Entities, calculated in accordance with the Accounting Principles, and no other liabilities.

“Custodial Party” has the meaning set forth in Section 4.6(f).

“Debt Commitment Letter” has the meaning set forth in Section 3.5(a).

“Debt Financing” has the meaning set forth in Section 3.5(a).

“Debt Financing Document” means the definitive documentation for the Debt Financing and the schedules and exhibits thereto (including, but not limited to, any loan agreements, credit agreements, guarantees, collateral agreements, hedging agreements, customary officer’s certificates, solvency certificates in the form attached to the Debt Commitment Letter and other customary closing certificates and corporate resolutions, as applicable).

“Debt Financing Sources” means any entities that have directly or indirectly committed to provide or otherwise entered into agreements to provide the Debt Financing, including the Lenders or such Persons who are party to any debt commitment letters or any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto (together with their successors and assignees), together with their respective Affiliates, investment funds, separate accounts, and other entities owned (in whole or in part), controlled, managed, and/or advised by any Person or its Affiliates, investors, current or future general or limited partners, direct or indirect shareholders or equityholders, managers, members, and their respective Affiliates’ equity holders, members, officers, directors, employees and Representatives and their respective successors and assigns.

“Deed of Transfer” has the meaning set forth in Section 1.2(a).

“Deferred Market Entity” means any entity formed by Seller or one of its Subsidiaries for purposes of transferring the applicable Deferred Vantive Local Business.

“Deferred Vantive Local Business” has the meaning set forth in the Recitals.

“Deferred Vantive Local Business Employee” means each individual identified as a Deferred Vantive Local Business Employee set forth in Section A.2 of the Seller Disclosure Letter, as the same may be updated from time to time to reflect actions permitted under the terms of this Agreement or to correct inadvertent or unintended omissions.

“Deferred Vantive Transferred Business Employee” has the meaning set forth in Section 4.8(b).

“Definitive Agreements” has the meaning set forth in Section 4.27(a).

“Delayed Seller Asset” has the meaning set forth in Section 4.17(e).

“Delayed Seller Liability” has the meaning set forth in Section 4.17(e).

“Delayed Vantive Asset” has the meaning set forth in Section 4.17(b).

“Delayed Vantive Liability” has the meaning set forth in Section 4.17(b).

“Dependent Service” has the meaning set forth in the Transition Services Agreement.

“Designated Person” has the meaning set forth in Section 8.10(a).

“Direct Claim” has the meaning set forth in Section 7.5(a).

“Disputed Items” has the meaning set forth in Section 1.4(b)(iv).

“Distribution Agreement” has the meaning set forth in Section 4.25(a).

“Distribution Agreement Term Sheet” has the meaning set forth in the Recitals.

“Dutch Holdco” has the meaning set forth in the Recitals.

“Dutch Notary” means a civil law notary (notaris) of Stibbe N.V. or his or her substitute.

“Dutch UBO” means the Ultimate Beneficial Owner Register in the Netherlands.

“Effective Hire Date” has the meaning set forth in Section 4.8(d).

“Effective Time” has the meaning set forth in Section 1.2(a).

“Enforcement Cap” has the meaning set forth in Section 6.3(a).

“Entity-Level Allocation Methodology” means the methodology set forth in Section 4.15(j)(i)(A) of the Seller Disclosure Letter.

“Entity-Level Purchase Price Allocation” has the meaning set forth in Section 4.15(j)(i).

“Environmental Law” means any Law concerning: (a) the protection or cleanup of the environment or natural resources; (b) health and safety as it relates to Hazardous Substance exposure; (c) the management, manufacture, labeling, registration, handling, use, transportation, treatment, presence, disposal, release or threatened release of any Hazardous Substance; or (d) noise, odor, wetlands, pollution, contamination or any injury to Persons or property arising out of any Hazardous Substance contamination or exposure but in each case above excluding matters to the extent regulated under Healthcare Laws.

“Equity Commitment Letter” means the equity commitment letter, dated as of the date hereof, between the Equity Financing Sources and Lux Bidco.

“Equity Financing” means the equity financing incurred or to be incurred pursuant to the Equity Commitment Letter.

“Equity Financing Sources” means Carlyle Partners VIII Lux S.C.Sp, CEP V Participations S.à r.l., SICAR (compartment 1) and Carlyle Asia Partners V, S.C.Sp.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with a Vantive Group Entity as a “single employer” within the meaning of Section 414 of the Code.

“Estimated Cash” has the meaning set forth in the definition of “Estimated Closing Statement” (as the same may be updated and redelivered in accordance with Section 1.4(a)).

“Estimated Cash Adjustment” means the aggregate (which may be positive or negative) of the results of the following sums, calculated in respect of each of the jurisdictions specified in Section A.13 of the Seller Disclosure Letter: (i) the Estimated Cash in such jurisdiction, minus (ii) the Minimum Cash Target for such jurisdiction, which Cash amounts shall in each case be calculated in U.S. dollars and in accordance with the Accounting Principles; provided, however, that if the Estimated Cash in any jurisdiction exceeds the “Maximum Cash” for such jurisdiction in Section A.13 of the Seller Disclosure Letter, then the Estimated Cash for such jurisdiction shall be capped at such “Maximum Cash”. For the avoidance of doubt, (x) the “$25,000,000 increase to Maximum Cash” in certain jurisdictions as selected by Seller in accordance with Section A.13 of the Seller Disclosure Letter shall only be available once $299,500,000 in Estimated Cash (after application of the “Maximum Cash” thresholds) has been met, and (y) to the extent that the aggregate Estimated Cash Adjustment is positive, it shall be an increase to Closing Cash Consideration, and to the extent the aggregate Estimated Cash Adjustment is negative, it shall be a deduct to Closing Cash Consideration. Notwithstanding anything to the contrary herein, following the date hereof and no later than ten (10) Business Days prior to Closing, Buyer may amend Section A.13 of the Seller Disclosure Letter by notice to Seller in order to increase the amount of “Maximum Cash” for any jurisdiction.

“Estimated Closing Statement” means the written statement delivered pursuant to Section 1.4(a), setting forth Seller’s good-faith calculations of the Closing Cash Consideration determined in accordance with the Accounting Principles, which shall take into account, and set forth as separate line items, all items establishing the basis for such calculations, including (i) a good-faith calculation of the Net Working Capital as of the Effective Time (which shall be prepared in a format consistent with Exhibit I) (the “Estimated Net Working Capital”) and (ii) good-faith estimates of Cash as of the Effective Time (“Estimated Cash”), the Estimated Cash Adjustment, Indebtedness as of immediately prior to the Closing (“Estimated Indebtedness”) and Seller Transaction Expenses as of immediately prior to the Closing (“Estimated Seller Transaction Expenses”), in each case of clause (i) and (ii), assuming that the Pre-Closing Reorganization occurs as of immediately prior to the Effective Time.

“Estimated Indebtedness” has the meaning set forth in the definition of “Estimated Closing Statement” (as the same may be updated and redelivered in accordance with Section 1.4(a)).

“Estimated Net Working Capital” has the meaning set forth in the definition of “Estimated Closing Statement” (as the same may be updated and redelivered in accordance with Section 1.4(a)).

“Estimated Seller Transaction Expenses” has the meaning set forth in the definition of “Estimated Closing Statement” (as the same may be updated and redelivered in accordance with Section 1.4(a)).

“Excess Cash Jurisdiction” means the top ten (10) jurisdictions set forth in Section A.13 of the Seller Disclosure Letter with the largest amount of Excess Closing Cash, in each case determined as of the Effective Time.

“Excess Closing Cash” means, with respect to any Excess Cash Jurisdiction, the amount by which Closing Cash in such jurisdiction exceeds the “Maximum Cash” for such jurisdiction in Section A.13, which amount shall be a fixed functional currency equivalent of such U.S. dollar excess amount calculated as of the Closing Date using the relevant exchange rate published in Bloomberg on the Business Day immediately prior to Closing Date.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” means any and all Assets that are not Transferred Assets by virtue of the limitations expressed or implied in the definition of Transferred Assets and all of the following assets, properties and rights, whether or not such assets, properties and rights would otherwise fall within the definition of “Transferred Assets”:

(a) all (i) Cash of Seller or its Subsidiaries, other than, subject to clause (iii) of this clause (a), Cash (or cash and cash equivalents) held by the Business or the Vantive Group Entities as of the Closing, (ii) Excess Closing Cash in an Excess Cash Jurisdiction and (iii) subject to Section 1.6 of the Seller Disclosure Letter, all Cash to the extent held by a Deferred Market Entity or in respect of a Deferred Vantive Local Business;

(b) all Current Assets (other than Inventory) to the extent held by a Deferred Market Entity or in respect of a Deferred Vantive Local Business;

(c) all (i) Accounts Receivable of BII or its Subsidiaries that is not in a Vantive Group Entity of Seller or its Subsidiaries as of the Closing (which, for the avoidance of doubt, shall not be a Current Asset) and (ii) subject to Section 1.6 of the Seller Disclosure Letter, all Accounts Receivable to the extent held by a Deferred Market Entity or in respect of a Deferred Vantive Local Business;

(d) all checkbooks, canceled checks and bank accounts of Seller or its Subsidiaries other than the Vantive Group Entities;

(e) all Retained IP;

(f) all IT Assets owned by Seller or its Subsidiaries (including the Vantive Group Entities) as of immediately prior to the Effective Time, other than the Transferred IT Assets;

(g) all owned real property and real property leases and subleases of Seller or its Subsidiaries, other than the Real Property;

(h) all Excluded Contracts;

(i) all Commingled Contracts that are not Related to the Business, subject to Section 4.19;

(j) all shares of capital stock of, or other equity interests in, any Subsidiary of Seller or any other Person other than the Vantive Group Entities or, following a Local Closing, the applicable Deferred Market Entity;

(k) all corporate-level services of the type provided as of the Execution Date to the Business by Seller or any of its Subsidiaries that are expressly set forth as a service to be provided by Seller or its Affiliates pursuant to the Transition Services Agreement;

(l) all products owned by Seller or any of its Subsidiaries (other than the Vantive Products);

(m) all Permits (excluding Permits to the extent included within the definition of “Transferred Assets”);

(n) all Intellectual Property Rights and licenses or other rights to any Intellectual Property Rights held by Seller or any of its Subsidiaries (other than the Vantive Group Entities) with respect thereto (other than the Transferred Intellectual Property and the Transferred Contracts);

(o) all claims, causes of action, choses in action, rights of recovery and rights of setoff of any kind (except to the extent included within the definition of “Transferred Assets”), including rights arising under warranties, representations, indemnities and guarantees made by suppliers of products, materials or equipment, or components thereof, related to the Excluded Assets or the Excluded Liabilities;

(p) all rights of Seller and its Subsidiaries (other than the Vantive Group Entities) to reimbursements, indemnification, hold-harmless or similar rights to the extent related to any Excluded Assets or Excluded Liabilities;

(q) all rights of Seller or its Subsidiaries (other than the Vantive Group Entities) under this Agreement and the Ancillary Agreements and, other than to the extent exclusively related to the Business or the Vantive Group Entities, Seller’s and its Subsidiaries’ Organizational Documents, minute and stock record books, corporate seal and tax records;

(r) (i) all records and reports prepared or received by Seller and its Subsidiaries in connection with the sale of the Business or the Transactions, including all analyses relating to the Business or Buyer so prepared or received, (ii) all confidentiality agreements with prospective purchasers of the Business or any portion thereof, and all bids and expressions of interest received from third parties with respect thereto and (iii) all privileged communications, materials, documents and records described in Section 8.10 of this Agreement;

(s) all credits, refunds and other assets relating to Income Taxes of Seller and its Subsidiaries, other than the Vantive Group Entities (to the extent such credits, refunds or other assets of the Vantive Group Entities are not with respect to Excluded Assets);

(t) all assets used by Seller or its Subsidiaries to provide services or supplies to Buyer and its Subsidiaries (including, after the Closing, the Vantive Group Entities) pursuant to the Transition Services Agreement to the extent such assets are not Related to the Business;

(u) other than as set forth in Section 4.18(b), all insurance policies and rights thereunder, including the benefit of any deposits or prepayments and any insurance proceeds;

(v) all assets of or relating to any Benefit Plan other than any Transferred Benefit Plan;

(w) any employee data which relates to employees who are not Transferred Business Employees or which Seller and its Subsidiaries are prohibited by Law or contract from disclosing or delivering to Buyer;

(x) all (i) Excluded Inventory and (ii) subject to Section 1.6 of the Seller Disclosure Letter, Inventory to the extent held by a Deferred Market Entity or in respect of a Deferred Vantive Local Business; and

(y) the Assets set forth in Section A.3 of the Seller Disclosure Letter.

“Excluded Contracts” means the Contracts set forth in Section A.4 of the Seller Disclosure Letter.

“Excluded Inventory” means any finished goods Inventory manufactured for the Retained Business as of the Effective Time whether (i) held or located at any location or facility owned or leased by the Vantive Group Entities, (ii) in transit to the Vantive Group Entities, (iii) held on consignment by third parties on behalf of the Business or (iv) held or located elsewhere.

“Excluded Liabilities” means all of the following Liabilities of Seller and its Subsidiaries (including, for the avoidance of doubt, the Vantive Group Entities), including those retained or, as applicable, assumed prior to the Closing by Seller or its applicable Subsidiaries (other than the Vantive Group Entities) pursuant to the Pre-Closing Reorganization (except that Excluded Liabilities shall not include Liabilities related to Taxes, which shall be governed by Section 4.15):

(a) all Liabilities to the extent arising out of or related to the Excluded Assets or Retained Business;

(b) any Seller Transaction Expenses;

(c) all Current Liabilities to the extent held by a Deferred Market Entity or in respect of a Deferred Vantive Local Business;

(d) all Liabilities under Commingled Contracts to the extent such Liabilities are not related to the Business and all Liabilities under Contracts that are not Transferred Contracts or Commingled Contracts;

(e) all Liabilities arising out of, by reason of, or otherwise in connection with the employment or engagement and the termination of employment or engagement of any Former Business Employee, Deferred Vantive Local Business Employee, or Business Employee other than the Transferred Employee Liabilities;

(f) all Liabilities to the extent arising out of the Pre-Closing Reorganization; and

(g) the Liabilities set forth in Section A.5 of the Seller Disclosure Letter.

“Excluded Tax Refunds” means any refund (or credit in lieu of a refund) of Taxes to the extent (a) the Vantive Group Entity or any of its Subsidiaries is under any prior obligation to pay over such refund or credit to any Person pursuant to a Contract (other than this Agreement) entered into prior to the Closing, (b) such refund or credit was taken into account in the calculation of Closing Indebtedness or Closing Net Working Capital as finally determined pursuant to this Agreement or (c) such refund or credit results from, and would not have arisen but for, the carryback of a Tax attribute of Buyer or its direct or indirect owners or Vantive Group Entities or the Businesses arising in a Post-Closing Tax Period.

“Execution Date” has the meaning set forth in the Preamble.

“Existing Representation” has the meaning set forth in Section 8.10(a).

“Export-Import Control Laws” means the EC Regulation 428/2009 and the implementing laws and regulations of the EU member states; the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, the customs and import laws administered by U.S. Customs and Border Protection, and their respective implementing rules and regulations; the U.K. Export Control Act 2002 (as amended and extended by the Export Control Order 2008) and its implementing rules and regulations; and other similar laws or restrictions relating to export, re-export, transfer or import controls to the extent applicable to the Vantive Group Entities and the Business and their respective operations from time to time.

“FDA” means the U.S. Food and Drug Administration.

“Final Cash Consideration” means an amount equal to:

(a) $3,830,000,000; plus

(b) the Closing Cash Adjustment; plus

(c) the amount, if any, by which the Closing Net Working Capital exceeds the Upper Target Net Working Capital; minus

(d) the amount, if any, by which the Closing Net Working Capital is less than the Lower Target Net Working Capital; minus

(e) the Closing Indebtedness; minus

(f) the Closing Seller Transaction Expenses.

“Final Closing Statement” means the Post-Closing Statement that is deemed final in accordance with Section 1.4(b)(iii) or the Post-Closing Statement resulting from the determinations made by the Accountant in accordance with Section 1.4(b)(vi), as applicable.

“Final Determination” means, with respect to a dispute, an occurrence where (a) the parties to the dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable Order or judgment with respect to a claim, or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

“Final Global Allocation” has the meaning set forth in Section 4.15(j)(i).

“Financial Statements” has the meaning set forth in Section 2.5(a).

“Financing” has the meaning set forth in Section 3.5(b).

“First Extended Outside Date” has the meaning set forth in Section 6.1(b)(i).

“Fixtures and Equipment” means all furniture, furnishings, vehicles, equipment, computers, tools and other tangible personal property (other than Inventory), wherever located, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person.

“Foreign Investment Laws” means all applicable Laws and Orders relating to foreign investment or that provide for the review of national security or defense matters or the national interest in connection with the cross-border acquisition of any interest in or assets of a business under the jurisdiction of a Governmental Entity.

“Foreign Restricted Cash” means, with respect to any Person, all cash and cash equivalents not freely usable by and available to such Person because it is subject to Taxes if distributed to its direct owner(s) (or, to the extent such Person and its direct owner are organized in the same jurisdiction, if distributed to the first indirect owner organized in another jurisdiction).

“Forfeited Awards” has the meaning set forth in Section 4.9(d).

“Former Business Employee” means any employee of any Vantive Group Entity or Deferred Vantive Local Business, whose employment with any of the foregoing was terminated prior to the Closing Date.

“Fraud” means an intentional or willful misrepresentation of material facts which constitutes common law fraud under the laws of the State of Delaware.

“FSR” means the EU Foreign Subsidies Regulation (Regulation (EU) 2022/2560).

“Funds Flow Memorandum” means a memorandum setting forth (a) the amount payable to Seller at the Closing, and (b) institutions and account information with respect to the payments set forth in Section 1.3(b)(i) and Section 1.3(b)(iv).

“GAAP” means United States generally accepted accounting principles, in effect from time to time.

“Gambro Subsidiary” has the meaning set forth in the Recitals.

“Global Allocation” has the meaning set forth in Section 4.15(j)(i).

“Government Contract” means any Contract as of the Execution Date, to which any Vantive Group Entity, the Business or Seller is a party to or bound by that relates primarily to the operation of the Business between Seller or any member of the Vantive Group Entities or their Subsidiaries and a Governmental Entity or entered into by Seller (that relates primarily to the operation of the Business) or the Vantive Group Entities or their respective Subsidiaries as a subcontractor (at any tier) in connection with a Contract between another Person and a Governmental Entity.

“Governmental Entity” means any federal, regional, state, provincial, municipal, local or foreign government, government authority, administrative or regulatory authority, agency, department, instrumentality, commission, body, court or tribunal, including any political subdivision thereof and any entity or enterprise owned or controlled thereby, or any self-regulatory organization or public arbitral body or any public international organization, or other governmental or quasi-governmental entity of competent jurisdiction, including any supranational body, including the FDA, EMA and national competent authorities of the European Union.

“Government Reimbursement Programs” includes any “Government Program” as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, CHAMPVA, TRICARE, the United States Department of Veteran Affairs, and all other health care reimbursement programs funded and/or regulated by any Governmental Entity.

“Guarantor” means Carlyle Partners VIII Lux S.C.Sp, CEP V Participations S.à r.l., SICAR (compartment 1) and Carlyle Asia Partners V, S.C.Sp.

“Hazardous Substance” means (a) any chemical, material, waste or substance that is toxic, reactive, corrosive, ignitable, flammable or hazardous or that is listed, classified, defined or regulated as a hazardous substance, pollutant, contaminant or waste (or words of similar import) pursuant to any Environmental Law, (b) all substances, materials, wastes or agents for which liability or standards of care or a requirement for investigation or remediation may be imposed under, or that are otherwise subject to, Environmental Law, and (c) any petroleum product or by-product, asbestos or asbestos-containing material, lead-containing paint, polychlorinated biphenyls, perfluoroalkyl and polyfluoroalkyl substances, ethylene oxide, phthalates, noise, odor, mold, radioactive material or radon.

“Healthcare Laws” means: (i) all applicable Laws governing the research, development, design, manufacturing, packaging, labeling, commercialization, marketing, advertising, promotion, sale, and distribution of healthcare products; (ii) all applicable Laws relating to the licensure of facilities and Healthcare Professionals; (iii) the United States Federal Food, Drug and Cosmetics Act; (iv) all applicable Laws governing the billing or payment for health care items or services, and submission of claims or cost reports, to any Government Reimbursement Programs or Private Programs, including Government Reimbursement Program reimbursement requirements and Private Program reimbursement requirements; (v) all applicable federal, state, and local licensing, fee-splitting, and corporate practice of medicine regulations, rules, and ordinances applicable to the Business; (vi) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute); (vii) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute); (viii) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); (ix) the False Claims Act, 31 U.S.C. §§ 3729-3733; (x) the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; (xi) the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; (xii) the Exclusion Laws, 42 U.S.C. § 1320a-7; (xiii) the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, as amended; (xiv) the Patient Protection and Affordable Care Act (Pub. L. 111 148), as amended by the Health Information Technology for Economic and Clinical Health Act Care and the Education Reconciliation Act of 2010 (Pub. L. 111 152); (xiv) Laws governing the protection of human research subjects; (xv) the Physician Payment Sunshine Act, 42 USC § 1320a-7h; and (xvi) similar Laws governing Seller or Vantive Group Entities or their respective operations in each jurisdiction in which Seller or Vantive Group Entities operate or offer Vantive Products.

“Healthcare Professional” means any physician, physician assistant, psychologist, psychiatrist, therapist, advance practice nurse, nurse, social worker, pharmacist, pharmacist technician, counselor, clinician and other clinical personnel who performs health care services for which a Permit is required under applicable Law.

“HIPAA” means, collectively, as the same may be amended, modified or supplemented from time to time, any successor statute thereto, and together with any and all rules or regulations promulgated from time to time thereunder: (a) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including but not limited to its implementing rules and regulations with respect to privacy, security of health information, and transactions and code sets; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Reg. 5566), and other implementing rules and regulations at 45 CFR Parts 160 and 164 and related binding guidance from the United States Department of Health and Human Services. For the avoidance of doubt, HIPAA is included in the definition of Privacy Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” means any Tax that is, in whole or in part, based on or measured by gross or net income, gross receipts or profits (including any franchise Tax or branch profits Tax measured or imposed by reference to such income or in lieu thereof).

“Income Tax Return” means any Tax Return of any Vantive Group Entities or Deferred Vantive Local Business with respect to Income Taxes.

“Incremental Tax Costs” has the meaning set forth in Section 4.15(r)(i).

“Indebtedness” means borrowings, indebtedness and liabilities of the Vantive Group Entities and the Business (excluding all Indebtedness of a Deferred Market Entity or in respect of a Deferred Vantive Local Business), including:

(a) all indebtedness for borrowed money;

(b) all obligations evidenced by notes, bonds, debentures or other similar instruments;

(c) all reimbursement obligations under third-party letters of credit, bank guarantees, sureties, performance bonds, appeal bonds, or similar obligations or similar facilities, but only to the extent drawn upon at such time;

(d) all payment obligations under capital or financial leases classified as such in the Financial Statements or capital or finance leases (other than customer rent arrangements that are classified as operating leases in the Financial Statements) in accordance with GAAP; provided, that such amount shall equal $44,000,000;

(e) any obligations relating to interest rate protection, collar agreements, derivative, hedging, swap and similar instruments, valued at the terminal value thereof (which amount shall not be less than zero);

(f) obligations arising out of any account receivables factoring arrangements;

(g) declared but unpaid dividends or distributions or amounts owed to Seller or its Affiliates;

(h) the Intercompany Tax Amount;

(i) all Indebtedness of any Person of the type referred to in clauses (a) through (h) above, which have been guaranteed by any Vantive Group Entity, directly or indirectly, in any manner;

(j) all accrued or unpaid interest, prepayment penalties, fees, reimbursement, indemnities, premiums, make-whole payments and termination or breakage costs or penalties with respect to any Indebtedness referred to in clauses (a) through (i) above; and

(k) an amount equal to $182,000,000.

For the avoidance of doubt, “Indebtedness” shall not include any trade credit in the ordinary course to the extent included as a Current Asset, any liabilities in respect of leases or any amount included in calculating Net Working Capital or Seller Transaction Expenses.

“Indemnified Party” has the meaning set forth in Section 7.5(a).

“Indemnified Taxes” means, except to the extent (i) taken into account in determining the Final Cash Consideration as finally determined pursuant to Section 1.4, or (ii) allocated to Buyer under Section 4.15(c), (a) Taxes imposed on or with respect to any Vantive Group Entities or Deferred Vantive Local Business for any Pre-Closing Tax Period (or portion thereof), determined with respect to any Straddle Period in accordance with Section 4.15(a)(iii), (b) any Taxes of any Person (other than any Vantive Group Entity) for which any Vantive Group Entity is liable (i) as a result of having been a member of an affiliated, consolidated, combined, unitary or similar group prior to the Closing (including pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Tax Law), (ii) as a transferee or successor prior to the Closing or (iii) pursuant to a breach of Section 2.16(h), (c) subject to Section 4.15(r), Taxes imposed on any Vantive Group Entities with respect to the Pre-Closing Reorganization (without regard to whether such Taxes are imposed in a Pre-Closing Tax Period or Post-Closing Tax Period), and (d) any Taxes imposed on Buyer or its Affiliate (including after Closing any Vantive Group Entities) (i) as a result of a breach by Seller or its Subsidiaries of any provision of Section 4.15 or (ii) any Taxes allocated to Seller pursuant to Section 4.15(o) of the Seller Disclosure Letter.

“Indemnifying Party” has the meaning set forth in Section 7.5(a).

“Indemnitees” has the meaning set forth in Section 4.12(a).

“Information” means information in written, oral, electronic or other tangible or intangible forms, including studies, reports, records, books, instruments, surveys, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, marketing plans, customer names and other technical, financial, employee or business information or data, including cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product data and literature, artwork, design, and quality records and reports; provided, that “Information” does not include any (i) Intellectual Property Rights or (ii) Software.

“Initial Outside Date” has the meaning set forth in Section 6.1(b)(i).

“Initial Satisfaction Date” has the meaning set forth in Section 1.2(a).

“Instrument of Assignment” has the meaning set forth in Section 1.3(a)(i).

“Insurance Policies” has the meaning set forth in Section 2.18.

“Intellectual Property Agreement” has the meaning set forth in the Recitals.

“Intellectual Property Rights” means all intellectual property and other similar proprietary rights anywhere in the world, whether registered or unregistered, including in or to: (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (ii) Internet domain names, social media identifiers and URLs (collectively, “Internet Properties”); (iii) patents and patent applications, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, utility models, priority applications, re-issues and re-examinations (collectively, “Patents”); (iv) confidential and proprietary trade secrets and know-how, including any of the following that are confidential and proprietary product designs, methods, processes, inventions, invention disclosures, research and development and testing information, formulas, technical information, customer lists, customer information and marketing materials (collectively, “Trade Secrets”); and (v) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto (including rights in Software or databases as a work of authorship), and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”), including, in each case, all rights to sue and collect damages or remedies for past, present, and future infringement, misappropriation, or other violation thereof.

“Intercompany Agreements” means all Contracts that are solely between or among Seller and/or its Subsidiaries (other than the Vantive Group Entities), on the one hand, and any of the Vantive Group Entities, on the other hand, other than the Organizational Documents of the Vantive Group Entities.

“Intercompany Tax Amount” has the meaning set forth in Section A.14 of the Seller Disclosure Letter.

“Interests” has the meaning set forth in the Recitals.

“Internet Properties” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Inventory” means all inventory of the Business, including all raw materials, work-in-process, supplies, spare parts, unfinished inventory and finished goods, whether held at any location or facility owned or leased by the Vantive Group Entities or in transit to the Vantive Group Entities or held on consignment by third parties on behalf of the Business or held or located elsewhere, but for clarity excluding any Excluded Inventory.

“Irish Bidco” has the meaning set forth in the Recitals.

“IRS” means the Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment and infrastructure, and all associated documentation.

“Jersey Newco” has the meaning set forth in the Recitals.

“Jersey Shares” has the meaning set forth in Section 1.3(a)(vii).

“Jersey Stock Transfer Form” has the meaning set forth in Section 1.3(a)(vii).

“KidneyCo” has the meaning set forth in the Recitals.

“Knowledge” means (i) with respect to Buyer, the actual knowledge of the Persons set forth on Annex B, and (ii) with respect to Seller, the actual knowledge of the Persons set forth on Section A.6 of the Seller Disclosure Letter, in each case, without obligation of any further review or inquiry and does not include information of which they may be deemed to have constructive knowledge only.

“Labor Agreements” has the meaning set forth in Section 2.10(a).

“Law” or “Laws” means any constitution, code, law, statute, ordinance, common law, rule, regulation, Order or other judgments, decisions or legal requirement enacted, issued, promulgated, enforced or entered by a Governmental Entity of competent jurisdiction.

“Lease” or “Leases” has the meaning set forth in Section 2.14(b).

“Leased Real Property” has the meaning set forth in Section 2.14(b).

“Lenders” has the meaning set forth in Section 3.5(a).

“Liabilities” means all debts, liabilities, fines, penalties, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Lien” means any lien, charge, pledge, mortgage, easement, encroachment, title defect, covenant, right of way, option or license, hypothecation, usufruct, deed of trust, security interest, claim or other encumbrance, other than, in each case, restrictions on transfer arising solely under applicable federal and state securities Laws.

“Limited Guarantee” means the limited guarantee, dated as of the Execution Date, delivered by the Guarantors to Seller.

“Local Closing” has the meaning set forth in Section 1.2(b).

“Local Closing Date” has the meaning set forth in Section 1.2(b).

“Losses” means any and all Liabilities of any kind, interest, Taxes and out-of-pocket expenses (including reasonable and documented out-of-pocket legal fees).

“Lower Target Net Working Capital” means $1,230,000,000.

“LTIP and Retention Summary” has the meaning set forth in Section 4.9(d).

“LTIP Award” has the meaning set forth in Section 4.9(d).

“LTMSA” has the meaning set forth in Section 4.25(a).

“LTMSA Term Sheet” has the meaning set forth in the Recitals.

“Lux Bidco” has the meaning set forth in the Recitals.

“Marketing Authorization” means a Permit that authorizes the holder thereof to offer or sell a medicinal product in the applicable country or market.

“Material Adverse Effect” means any Change that, individually or taken together with any other Changes, is or would reasonably be expected to be materially adverse to the business, assets, financial condition or results of operations of the Business, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be deemed to constitute or be taken into account in determining whether a Material Adverse Effect is occurring, has occurred or would reasonably be expected to occur:

(a) Changes in or with respect to the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the geographic markets in which the Business has operations or its products or services are sold, including changes, developments, circumstances or facts in or with respect to interest rates, exchange rates for currencies, monetary policy, inflation or government-imposed pricing regulations;

(b) Changes that are the result of factors generally affecting the industries in which the Business operates, including any Change in the regulatory environment generally affecting the industries in which the Business operates;

(c) any Change in or with respect to the relationship of the Business, contractual or otherwise, with customers, Governmental Entities, employees, labor unions, labor organizations, works councils or similar organizations, suppliers, distributors, financing sources, partners or similar relationship (including, for the avoidance of doubt, resulting from or in connection with a Contagion Event), or any resulting Change relating to, arising out of or attributable to the announcement of this Agreement and the Transactions or the pendency thereof, or resulting or arising from the identity of, any facts or circumstances relating to, or any actions taken or failed to be taken by Buyer or any of its Affiliates;

(d) Changes in applicable accounting standards, including GAAP or in any Law of general applicability, including the repeal thereof, or in the official interpretation or enforcement thereof, after the Execution Date;

(e) any failure by the Business to meet any internal or public projections or forecasts or budgets or estimates of revenues or earnings; provided, that any Change (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Material Adverse Effect is occurring, has occurred or would reasonably be expected to occur;

(f) any Change resulting from acts of war (whether or not declared), civil disobedience, hostilities, cyberattacks (but only to the extent not specifically targeted at Seller or its Subsidiaries), sabotage, terrorism, military actions or the escalation of any of the foregoing, whether perpetrated or encouraged by a state or non-state actor or actors, any weather or natural disaster, or any epidemic, pandemic, outbreak of illness (including, for the avoidance of doubt, the existence and impact of the Contagion Event on the Business), or any Law issued by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews, working from home, limitations on gathering or other restrictions that relate to, or arise out of, an epidemic, pandemic, outbreak of illness (including a Contagion Event) or other public health event or any change in such Law or interpretation thereof or any worsening of such conditions threatened or existing or any other force majeure event; or

(g) any actions taken or not taken by Seller or any of its Subsidiaries (including the Vantive Group Entities) as required by this Agreement (other than Section 4.1) or with Buyer’s prior written consent or at Buyer’s written instruction;

provided, further, that, with respect to clauses (a), (b), (d) and (f) of this definition, such Changes shall be taken into account in determining whether a “Material Adverse Effect” is occurring, has occurred or would reasonably be expected to occur to the extent it disproportionately and adversely affects the Business (taken as a whole) relative to other companies operating in the industries or markets in which the Business has operations and in each case only the incremental disproportionate impact may be taken into account, and then only to the extent otherwise permitted by this definition.

“Material Contract” has the meaning set forth in Section 2.13(a).

“Material Customers” has the meaning set forth in Section 2.22(a).

“Material Permit” has the meaning set forth in Section 2.11(b).

“Material Suppliers” has the meaning set forth in Section 2.22(b).

“MICP” has the meaning set forth in Section 4.9(h).

“Minimum Cash Target” means, in respect of each of the jurisdictions specified in Section A.13 of the Seller Disclosure Letter, the amount of “Minimum Cash” set forth therein for such jurisdiction, which Cash amounts shall in each case be calculated in accordance with the Accounting Principles.

“Minimum Terms and Conditions of Employment” has the meaning set forth in Section 4.9(a).

“Most Recent Balance Sheet” has the meaning set forth in Section 2.5(a).

“Mountain Home Facility” has the meaning set forth in Section A.4 of the Seller Disclosure Letter.

“Mountain Home Supplemental Agreement” means the supplemental agreement governing the Mountain Home Facility to be entered into by certain of the Parties and/or their applicable Subsidiaries, either (a) consistent with the framework attached hereto as Exhibit L or (b) in a definitive agreement, solely to the extent such definitive agreement has been agreed between Buyer and Seller at or prior to the Closing upon the terms and subject to the conditions set forth in the framework attached hereto as Exhibit L.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Net Working Capital” means an amount equal to, as of the Effective Time (assuming that the Pre-Closing Reorganization occurs as of immediately prior to the Effective Time), (a) the aggregate amount of the Current Assets, minus (b) the aggregate amount of the Current Liabilities; provided, that Net Working Capital shall not include any amounts in respect of Current Assets or Current Liabilities to the extent held by a Deferred Market Entity or in respect of a Deferred Vantive Local Business.

“Non-Custodial Party” has the meaning set forth in Section 4.6(f).

“Non-Income Tax Return” means any Tax Return of any Vantive Group Entities or Deferred Vantive Local Business that is not an Income Tax Return.

“Non-US Benefit Plan” has the meaning set forth in Section 2.9(e).

“Non-US Entities” has the meaning set forth in the Recitals.

“Non-US Interests” has the meaning set forth in the Recitals.

“Nonparty Affiliates” has the meaning set forth in Section 8.13.

“Notice of Objection” has the meaning set forth in Section 1.4(b)(iii).

“Notification” has the meaning set forth in Section 4.8(e)(i).

“Occurrence-Based Policies” has the meaning set forth in Section 4.18(b).

“Omitted Services” has the meaning set forth in the Transition Services Agreement.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any arbitrator, mediator or Governmental Entity.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as the case may be, and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Intellectual Property” means all rights, title or interest in, under or in respect of: (i) Copyrights, (ii) Trade Secrets and (iii) Internet Properties; provided, that Other Intellectual Property shall exclude all such rights, title or interest in, under or in respect of any Software.

“Outside Date” means the Initial Outside Date, unless the Initial Outside Date has been extended to the First Extended Outside Date or the Second Extended Outside Date pursuant to Section 6.1(b)(i), in which case, “Outside Date” shall mean the date to which the Outside Date has been extended, as applicable.

“Owned Real Property” has the meaning set forth in Section 2.14(a).

“Paid Accrued Vacation” has the meaning set forth in Section 4.9(e).

“Pandemic Measures” has the meaning set forth in Section 4.1(b)(i).

“Parties” or “Party” has the meaning set forth in the Preamble.

“Patents” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Pension Replacement Allowance” has the meaning set forth in Section 4.9(a).

“Permit” means all permits, licenses, grants, authorizations, registrations, franchises, approvals, clearances, accreditations, consents, certificates, exemptions, permissions, and orders granted by or obtained from any Governmental Entity.

“Permitted Liens” means the following Liens:

(a) Liens for current Taxes, assessments or other governmental charges not yet due and payable, or which may be hereafter paid without penalty or that the taxpayer is contesting in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with the Accounting Principles;

(b) mechanics’, materialmen, carriers’, workmen, repairmen or other like common law, statutory or consensual Liens arising or incurred in the ordinary course of business with respect to obligations not yet due and payable, or which may be hereafter paid without penalty or that the obligor is contesting in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with the Accounting Principles;

(c) with respect to leasehold interests, mortgages and other Liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the Leased Real Property;

(d) zoning, building, subdivision or other similar requirements or restrictions, none of which interfere with or are violated by the present use, occupancy or activity of the Real Property;

(e) Liens, charges, fees or assessments for business parks, industrial parks or other similar organizations not yet due or delinquent;

(f) other Liens relating to Real Property that do not, individually or in the aggregate, materially impair the present use and operation of the specific parcel of Real Property to which they relate;

(g) Liens in favor of banking or other financial institutions arising as a matter of Law encumbering deposits or other funds maintained with a financial institution and not incurred in connection with the borrowing of money by the Business;

(h) easements, quasi-easements, licenses, covenants, rights of way, rights of re-entry, or other similar matters, restrictions or exclusions (other than with respect to Intellectual Property Rights) that are disclosed in publicly recorded documents and that do not, individually or in the aggregate, materially impair the present use and operation of the specific parcel of Real Property to which they relate;

(i) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey that, individually or in the aggregate, does not interfere in any material respect with or otherwise impair in any material respect the use, occupancy, value or marketability of title to the Real Property;

(j) licenses or similar rights or immunities with respect to Intellectual Property Rights; and

(k) any Liens that will be terminated at or prior to the Closing in accordance with this Agreement.

“Person” means any natural person and any corporation, company, partnership (general or limited), unincorporated association (whether or not having separate legal personality), trust or other entity.

“Personal Information” means any and all information, in any form, including paper, electronic and other forms, that directly or indirectly, i.e., alone or in combination with other information, identifies, or can be used to identify, a natural Person or that constitutes “personal information,” “personally identifiable information,” “protected health information” or “personal data” or similar term under applicable Laws.

“Post-Closing Adjustment” means the difference between the Final Cash Consideration and the Closing Cash Consideration.

“Post-Closing Insurance Matters” has the meaning set forth in Section 4.18(a).

“Post-Closing Matter” has the meaning set forth in Section 8.10(a).

“Post-Closing Representation” has the meaning set forth in Section 8.10(a).

“Post-Closing Statement” means the written statement delivered pursuant to Section 1.4(b)(i), setting forth Seller’s good-faith calculations of the Final Cash Consideration and the Post-Closing Adjustment in a manner consistent with the Accounting Principles, which shall take into account, and set forth as separate line items, all items establishing the basis for such calculations, including (i) a good-faith calculation of the Net Working Capital as of the Effective Time (which shall be prepared in a format consistent with Exhibit I) (“Closing Net Working Capital”) and (ii) the amount of Cash as of the Effective Time (“Closing Cash”), Closing Cash Adjustment, Indebtedness as of immediately prior to the Closing (“Closing Indebtedness”) and Seller Transaction Expenses as of immediately prior to the Closing (“Closing Seller Transaction Expenses”), in each case of clause (i) and clause (ii) assuming that the Pre-Closing Reorganization occurs as of immediately prior to the Effective Time.

“Post-Closing Tax Period” means any taxable year or other taxable period beginning following the Closing.

“Pre-Closing Bonus Amount” has the meaning set forth in Section 4.9(h).

“Pre-Closing Designated Persons” has the meaning set forth in Section 8.10(b).

“Pre-Closing Occurrences” has the meaning set forth in Section 4.18(b).

“Pre-Closing Portion” has the meaning set forth in Section 4.9(d).

“Pre-Closing Privileges” has the meaning set forth in Section 8.10(b).

“Pre-Closing Reorganization” has the meaning set forth in the Recitals.

“Pre-Closing Separate Income Tax Return” has the meaning set forth in Section 4.15(a)(i).

“Pre-Closing Separate Non-Income Tax Return” has the meaning set forth in Section 4.15(a)(i).

“Pre-Closing Tax Period” means any taxable year or other taxable period beginning prior to the Closing and ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.

“Pre-Signing Reorganization” has the meaning set forth in the Seller Disclosure Letter.

“Prior Company Counsel” has the meaning set forth in Section 8.10(a).

“Privacy Laws” means all Laws worldwide relating to data privacy, protection or security or the receipt or Processing of Personal Information and all binding guidance issued by a Governmental Entity, including all Laws governing cybercrime and breach notification, Section 5 of the Federal Trade Commission Act, HIPAA, the California Consumer Privacy Act of 2018 as amended by the California Privacy Rights Act of 2020, state data breach notification Laws, state data security Laws, state social security number protection Laws, EU General Data Protection Regulation 2016/679, EU Privacy and Electronic Communications Directive 2002-58/EC, and successor or implementing legislation or regulation to any of the foregoing and any Law concerning requirements for any outbound communications and/or electronic marketing (including e-mail marketing, telemarking and text messaging).

“Privacy Obligations” has the meaning set forth in Section 2.17(h).

“Private Programs” means such private, non-governmental healthcare programs, including but not limited to any private insurance program, under which any of Seller or the Vantive Group Entities is, directly or indirectly, presently receiving payments, has received payments, or is or has been eligible to receive payments in connection with the operation of the Business.

“Privileged Materials” has the meaning set forth in Section 8.10(c).

“Process” or “Processing” means any operations or set of operations performed on data, whether or not by automated means, including adaption or alteration, combination, recording, retrieval, distribution or otherwise making available, import, export, organization, protection, disposal, blocking, erasure, destruction, storing, use, disclosure, collection, retention, de-identification, aggregation, transferring or otherwise interacting with such data, including Personal Information.

“Qualifying Claims” has the meaning set forth in Section 4.18(b).

“Quarterly Financial Statements” has the meaning set forth in Section 4.29.

“Real Property” has the meaning set forth in Section 2.14(b).

“Records Facility” has the meaning set forth in Section 4.6(f).

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Registered IP” has the meaning set forth in Section 2.17(a).

“Related Party” means, with respect to a Party to this Agreement, any of such Party’s former, current and future direct and indirect equity holders, controlling persons, management companies, portfolio companies, directors, officers, incorporators, employees, agents, representatives, accountants, attorneys, Debt Financing Sources, Equity Financing Sources, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future direct or indirect equity holder, controlling person, management company, portfolio company, director, officer, incorporator, employee, agent, representative, accountant, attorney, Debt Financing Source, Equity Financing Source, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing).

“Related to the Business” means primarily related to or used primarily in connection with the Business as conducted by Seller and its Subsidiaries at the time immediately preceding the Closing.

“Released Claims” has the meaning set forth in Section 4.14(a).

“Reorganization Documents” has the meaning set forth in Section 4.17(a)(ii).

“Replacement Awards” has the meaning set forth in Section 4.9(d).

“Representative” of a Person means any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor, agent or representative of such Person.

“Required Financial Information” means the Financial Statements.

“Required Funding Amount” has the meaning set forth in Section 4.27(d).

“Restricted Party” means any of Seller and its Subsidiaries while (and only while) such entity is a direct or indirect majority-owned Subsidiary of Seller.

“Retained Business” means any business or activity of Seller and its Subsidiaries (other than the Vantive Group Entities), whether undertaken prior to or after the Execution Date, other than the Business; provided, that the “Retained Business” shall include the following: (i) the manufacturing, selling and pricing of saline solutions; and (ii) the plastics operations of Seller and its Subsidiaries at the Mountain Home Facility.

“Retained Business Guarantees” has the meaning set forth in Section 4.22(b).

“Retained IP” means all Intellectual Property Rights of Seller or its Subsidiaries as of immediately prior to the Effective Time, other than the Transferred Intellectual Property.

“Reverse Termination Fee” has the meaning set forth in Section 6.3(a).

“Review Period” has the meaning set forth in Section 1.4(b)(iii).

“RTS Holdco” has the meaning set forth in the Recitals.

“RWI Policy” has the meaning set forth in Section 3.11.

“Sanctioned Country” means those countries and jurisdictions subject to comprehensive Sanctions, including North Korea, Syria, Cuba, Iran, Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic.

“Sanctioned Party” means any Person who is the target of Sanctions, including by virtue of being (1) included on one or more of the Sanctioned-related lists of designated or blocked persons; (2) that is a Governmental Entity of, resident in, or organized under the laws of a Sanctioned Country; or (3) 50% or more owned (in the aggregate) or controlled by, or acting on behalf of, any of the foregoing.

“Sanctions” means those applicable trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury, Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) His Majesty’s Treasury, or (v) other similar Governmental Entities with regulatory authority over the Vantive Group Entities and the Business and their respective operations from time to time.

“Second Extended Outside Date” has the meaning set forth in Section 6.1(b)(i).

“Section 338(g) Elections” has the meaning set forth in Section 4.15(k)(ii)(A).

“Section 338(g) Entities” has the meaning set forth in Section 4.15(k)(ii)(A).

“Section 338(h)(10) Elections” has the meaning set forth in Section 4.15(k)(iii).

“Section 338(h)(10) Entities” has the meaning set forth in Section 4.15(k)(iii).

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the Preamble.

“Seller Disclosure Letter” has the meaning set forth in Article II.

“Seller Fundamental Representations” means Section 2.1 (Interests), Section 2.2(a) (Organization, Good Standing and Qualification), Section 2.3 (Authority; Approval), and Section 2.21 (Brokers and Finders).

“Seller Indemnitees” has the meaning set forth in Section 7.3.

“Seller Released Parties” has the meaning set forth in Section 4.14(a).

“Seller Releasing Parties” has the meaning set forth in Section 4.14(a).

“Seller-Reviewed Tax Return” has the meaning set forth in Section 4.15(a)(ii).

“Seller Transaction Expenses” means (i) all unpaid fees and expenses incurred by or charged to or payable by Seller, any of its Affiliates or the Vantive Group Entities for services provided through the Closing Date in connection with this Agreement, the Ancillary Agreements and the preparation, exploration, due diligence, negotiation, documentation and consummation of the Transactions, including legal fees and related expenses, investment banking fees and related expenses, if any, and accounting fees and related expenses, and fees of consultants and other advisors, and costs and fees of attorneys, brokers, finders and other service providers, in each case, (A) to the extent an invoice has been provided at least two (2) Business Days prior to the Closing by or on behalf of the applicable payee and to the extent unpaid by Seller as of immediately prior to the Closing or (B) if no such invoice has been provided at least two (2) Business Days prior to the Closing, if Buyer or an Affiliate thereof actually pays the outstanding amount of such invoice to the applicable payee, or (ii) (A) all Liabilities of the Vantive Group Entities for any transaction, discretionary, termination or change of control bonuses or similar payments, retention bonuses or similar payments (excluding, for the avoidance of doubt, any Pre-Closing Bonus Amount and retention bonuses entered into with Buyer in connection with the Transactions) and any severance or similar payments or benefits owed to any Former Business Employee, in each case, that are payable upon or as a result of the execution of this Agreement or the consummation of the Transactions (for the avoidance of doubt, excluding any such payments or obligations payable upon a termination of employment following the consummation of the Transactions or in combination with any other event), (B) with respect to the payments referenced in (A), the Vantive

Group Entities’ portion of any associated payroll, social security, unemployment or similar Taxes (determined as though such obligations were payable as of the Closing Date or Local Closing Date, as applicable), and (iii) any Liabilities of the Vantive Group Entities as of the Closing in respect of Intercompany Agreements.

“Service Providers” means any current or former individual independent contractor who is providing or has provided services to the Business.

“Share Transfer Agreement” has the meaning set forth in the Recitals.

“Share Transfer Forms” has the meaning set forth in Section 1.3(a)(i).

“Software” means any and all (i) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (ii) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, (iii) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including user manuals and other training documentation, relating to any of the foregoing.

“Sold CFCs” has the meaning set forth in the Section 4.15(l).

“Spin-Off” means the spin-off of the Business from the Retained Business into an independent, publicly traded company, as announced in the press release issued by Seller on January 6, 2023.

“Stored Records” has the meaning set forth in Section 4.6(f).

“Straddle Periods” means any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; provided that, from the formation, organization or incorporation of the applicable Vantive Group Entity until the earlier of (i) the Closing or (ii) the dissolution of, or such Vantive Group Entity ceases to exist, each Vantive Group Entity shall be deemed to be a Subsidiary of Seller, regardless of whether such Vantive Group Entity and its Subsidiaries are Subsidiaries of Seller as of the applicable determination time.

“Supply Agreement” has the meaning set forth in the Recitals.

“Surviving Intercompany Agreements” has the meaning set forth in Section 4.21(c).

“Swiss Holdco” has the meaning set forth in the Recitals.

“Swiss Transfer Form” has the meaning set forth in Section 1.3(a)(vi).

“Tax” or “Taxes” means taxes including all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment (including any social security premiums and contributions in the broadest sense), unemployment, disability, use, property, escheat, unclaimed property, withholding, excise, production, value-added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Claim” has the meaning set forth in Section 4.15(d)(i).

“Tax Overprovision” has the meaning set forth in Section 4.15(e).

“Tax Return” means any returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax authority relating to Taxes.

“Third-Party Claim” has the meaning set forth in Section 7.5(a).

“Third-Party Payments” has the meaning set forth in Section 7.4(b).

“Third-Party Payor Requirements” has the meaning set forth in Section 2.24(j).

“Trademarks” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Transaction Matters” has the meaning set forth in Section 6.3(b).

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements (including, for the avoidance of doubt, the Pre-Closing Reorganization).

“Transfer” means to sell, assign, transfer, convey and deliver.

“Transfer Tax Returns” has the meaning set forth in Section 4.15(c).

“Transfer Taxes” means all federal, national, state, local, foreign or other registration, excise, sales, use, value-added, goods and services, transfer (including real property transfer), stamp taxes or duty, documentary, filing, recordation and other similar taxes and fees that may be imposed, payable or assessed by any Governmental Entity in any country as a result of the Transaction, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, provided that “Transfer Taxes” shall not include any Bulletin 7 Taxes.

“Transferred Assets” means, collectively, all Assets that are Related to the Business, including the following Assets that are held by Seller or its Subsidiaries (subject to the qualifications, exceptions and limitations set forth in clauses (a) through (u), as the case may be), in each case except to the extent they are expressly listed as Excluded Assets:

(a) all of the issued and outstanding capital stock or other equity interests of the Transferred Subsidiaries (excluding, for the avoidance of doubt, the capital stock of the Companies) or, in the case of a Deferred Market Entity formed after the Effective Time, all of the issued and outstanding capital stock or other equity interests of the Deferred Market Entities, as of the date on which such Deferred Market Entity is transferred from Seller or its Affiliates to the applicable Vantive Group Entity;

(b) all Cash and other cash and cash equivalents held by the Business or the Vantive Group Entities as of the Closing, except to the extent held by a Deferred Market Entity or in respect of a Deferred Vantive Local Business;

(c) Accounts Receivable, except to the extent held by a Deferred Market Entity or in respect of a Deferred Vantive Local Business;

(d) all credits, prepaid expenses and deposits to the extent Related to the Business, except to the extent held by a Deferred Market Entity or in respect of a Deferred Vantive Local Business;

(e) all other Current Assets included in the Closing Net Working Capital;

(f) the Assets expressly allocated to the Companies or any other Vantive Group Entity pursuant to this Agreement or any Ancillary Agreement;

(g) all Assets of the Companies or any other Vantive Group Entity formed in connection with the transactions contemplated by this Agreement or any Ancillary Agreement;

(h) the Vantive Products, including all rights, interests and claims of Seller or its Subsidiaries as of the Effective Time to clinical study data, reports and analyses, product and marketing registrations and applications (which shall include regulatory drug approvals, licenses and related applications and other information submitted for the purposes of or prepared in connection with obtaining an approval for a Vantive Product), in each case, to the extent primarily related to the Vantive Products; provided that Buyer shall receive one (1) copy of (or, as appropriate, electronic access and download rights to) any of the foregoing materials to the extent related to the Business (acknowledging that such materials may contain redactions to the extent related to the Retained Business);

(i) the Transferred Contracts, subject to Section 4.19;

(j) the Transferred Intellectual Property;

(k) all Information that is primarily related to the other Transferred Assets, the Assumed Liabilities, the Business or the Vantive Group Entities, and all rights, interests and claims of Seller or its Subsidiaries with respect thereto; provided, that Transferred Assets shall also include one (1) copy of all Information that is related to the other Transferred Assets, the Assumed Liabilities, the Business or the Vantive Group Entities (acknowledging that such Information may contain redactions to the extent related to the Retained Business);

(l) the Transferred Real Estate;

(m) the physical Assets that are located at any Transferred Real Estate or that are otherwise Related to the Business (which shall include Fixtures and Equipment);

(n) Inventory, except, subject to Section 1.6 of the Seller Disclosure Letter, to the extent held by a Deferred Market Entity or in respect of a Deferred Vantive Local Business;

(o) all Permits Related to the Business or primarily related to the Transferred Assets or the Transferred Real Estate, except those Permits the transfer of which is not permitted by applicable Law;

(p) copies of any and all corporate books and records and other similar files and documents in the possession of Seller or its Subsidiaries as of immediately prior to the Effective Time, including accounting records and employment files for Transferred Business Employees (subject to compliance with Privacy Laws), in each case to the extent Related to the Business or exclusively relating to the Vantive Group Entities; provided, that (x) Seller shall be permitted to retain copies of and continue to use, subject to Section 4.13, (A) any books and records that Seller is required by Law to retain (and if copies are not provided to Buyer or the Companies then, to the extent permitted by Law, such copies will be made available to Buyer or the Companies upon Buyer’s reasonable request), (B) one (1) copy of any books and records to the extent related to any Excluded Assets or Seller’s and/or its Subsidiaries’ obligations under this Agreement or any of the Ancillary Agreements and (C) “back-up” electronic tapes of such books and records maintained by Seller in the ordinary course of business, and (y) Buyer shall receive one (1) copy of (or, as appropriate, electronic access and download rights to) any books and records to the extent related to the Business (acknowledging that such Information may contain redactions to the extent related to the Retained Business);

(q) to the extent transferable, all Actions in favor of any Vantive Group Entity or the Business to the extent Related to the Business or to the extent primarily related to the Transferred Assets or the Assumed Liabilities, other than any such Actions against Seller or any of its Subsidiaries but including the right to sue, recover and retain such recoveries and the right to continue in the name of either Seller or any of its Subsidiaries any pending Actions relating to the foregoing, and to recover and retain any damages therefrom;

(r) any third-party rights to reimbursements, indemnification, hold harmless or similar rights to the extent Related to the Business or to the extent primarily related to the Transferred Assets or Assumed Liabilities;

(s) the Transferred IT Assets;

(t) the Transferred Benefit Plans;

(u) any security deposits or other deposits delivered in connection therewith and all rights thereunder to the extent Related to the Business, including deposits of customers, and all other assets, properties and rights reflected in the Financial Statements; and

(v) the assets, properties and rights set forth in Section A.7 of the Seller Disclosure Letter.

“Transferred Benefit Plans” means each Benefit Plan that (i) is sponsored or maintained by any Vantive Group Entity as of the Closing Date or Local Closing Date, as applicable, or (ii) is required to transfer with a Vantive Group Entity by operation of Law.

“Transferred Business Employee” has the meaning set forth in Section 4.8(b).

“Transferred Contract” means all Contracts (other than the Ancillary Agreements) to which Seller or any of its Subsidiaries is a party in respect of the Business (other than with respect to Excluded Contracts) or any Vantive Group Entity is a party (other than with respect to Excluded Contracts) or by which any of the Business’s assets or properties are bound, in each case that fall into the following categories:

(a) any Contract Related to the Business;

(b) any Leases;

(c) the portion of any Commingled Contract to the extent Related to the Business, subject to Section 4.19;

(d) any employment, change of control, retention, consulting, indemnification, termination, severance or other similar Contract (including any offer letters) with or for the benefit of any Transferred Business Employee or any consultant of a Vantive Group Entity; and

(e) any other Contract or portion thereof that is otherwise expressly contemplated pursuant to this Agreement or any Ancillary Agreement to be assigned to a Vantive Group Entity;

provided, however, that (A) such Contracts or portions thereof that are contemplated to be retained by Seller or one of its Subsidiaries (including the Excluded Contracts) pursuant to any provision of this Agreement or any Ancillary Agreement shall not be a Transferred Contract; (B) such Contracts or portions thereof that relate to debt instruments, insurance arrangements, or employee benefit plans or programs (to the extent not covered in subclause (e) above) shall be a Transferred Contract only to the extent expressly provided for under the terms of this Agreement or any Ancillary Agreement; (C) the rights and obligations of Seller and its Subsidiaries under this Agreement and the Ancillary Agreements shall not be a Transferred Contract; and (D) in no event shall any Contracts solely among Seller and/or any of its Subsidiaries be a Transferred Contract hereunder.

“Transferred Employee Liabilities” means (i) all employment and employee Liabilities with respect to the Business Employees and Deferred Vantive Local Business Employees arising prior to, on or following the Closing Date or Local Closing Date, as applicable, (ii) all Liabilities incurred under or with respect to any Transferred Benefit Plan, (iii) all Liabilities of Seller or its Subsidiaries related to accrued but unused vacation of the Transferred Business Employees as of the Closing Date (or, if applicable, the Local Closing Date), excluding any Paid Accrued Vacation (the “Accrued Vacation Liabilities”), and (iv) any and all Liabilities related to workers’ compensation and employer liability insurance policies in respect of any event, injury, illness or condition with respect to any Transferred Business Employee, in each case, except as otherwise may be provided in the Transition Services Agreement.

“Transferred Intellectual Property” means: (i) the Patents set forth in Section A.8(i) of the Seller Disclosure Letter and all foreign counterparts of such Patents with the same claims as such Patents; (ii) the Trademarks set forth in Section A.8(ii) of the Seller Disclosure Letter; (iii) the Copyrights and Trade Secrets owned by Seller or any of its Subsidiaries as of the Effective Time in and to the Vantive Software; and (iv) the Other Intellectual Property owned by Seller or any of its Subsidiaries that, as of the Effective Time, is exclusively related to the Business.

“Transferred IT Assets” means (i) the Vantive Software and (ii) the IT Assets (other than Software) that are Related to the Business.

“Transferred Real Estate” means the Real Property and the Leases set forth in Section A.9 of the Seller Disclosure Letter.

“Transferred Subsidiaries” means the entities set forth in Section A.10 of the Seller Disclosure Letter, which entities include all wholly owned Subsidiaries of Seller that, following the Pre-Closing Reorganization, are exclusively related to the Business.

“Transition Services Agreement” has the meaning set forth in the Recitals.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Upper Target Net Working Capital” means $1,290,000,000.

“US-Mexico Holdco” has the meaning set forth in the Recitals.

“US Bidco I” has the meaning set forth in the Preamble.

“US Bidco II” has the meaning set forth in the Preamble.

“US Corps” has the meaning set forth in the Recitals.

“US Interests” has the meaning set forth in the Recitals.

“Vantive Group Entities” has the meaning set forth in the Recitals.

“Vantive Products” means the products set forth in Section A.11 of the Seller Disclosure Letter.

“Vantive Software” means the tangible embodiments of (i) the proprietary Software set forth in Section A.12 of the Seller Disclosure Letter, and (ii) any other proprietary Software that is exclusively related to the Business and is owned by Seller or its Subsidiaries, in each case, excluding any Software or associated systems or services owned, controlled or provided by any third Person.

“Vantive Transferred Business Employee” has the meaning set forth in Section 4.8(b).

“WARN Act” has the meaning set forth in Section 4.10.

“245A Election” has the meaning set forth in Section 4.15(l).